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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2004

Commission File Number: 000-16977

Stolt-Nielsen S.A.
(Translation of registrant's name into English)

c/o Stolt-Nielsen Limited
Aldwych House
71-91 Aldwych
London WC2B 4HN
ENGLAND
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

        In accordance with General Instruction B, item (iii), attached herewith are the following materials regarding the Annual General Meeting for Stolt-Nielsen S.A., a Luxembourg company (the "Company"), to be held on July 7, 2004:

  1.
  Chairman's letter dated June 16, 2004 advising of Annual General Meeting.

  2.
  Notice of Annual General Meeting dated June 16, 2004, with (i) biographies of Director nominees and (ii) unconsolidated financial statements of the Company (including Statutory Auditors' Report and Directors' Report) forming a part thereof.

  3.
  Consolidated Financial Statements of the Company, including Report of Independent Registered Public Accounting Firm relating thereto.

  4.
  Report of Board of Directors of the Company with respect to Extending Validity of Authorized Capital/Suppression of Shareholders Preemptive Rights.

  5.
  Depositary's Notice (of Citibank, N.A.) re Annual General Meeting of Stolt-Nielsen S.A.

  6.
  Blank form of front and back Proxy Card/Voting Instructions for American Depositary Shares (ADSs).

        The above materials were mailed on June 17, 2004 by Citibank N.A. to all holders of American Depositary Shares (ADSs) (each of which represents one Common Share of the Company) of record as of May 25, 2004.

        Certain statements contained in the above materials furnished pursuant to this Form 6-K may include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project," "will," "should," "seek," and similar expressions. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: the terms, conditions and amount of our indebtedness; our ability to restructure our existing indebtedness; our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; the outcome of legal proceedings; the impact of negative publicity; environmental challenges and natural conditions facing our aquaculture business; the impact of laws and regulations; uncertainties inherent in operating internationally; our relationship with significant customers; and operating hazards, including marine disasters, spills or environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.

2

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STOLT-NIELSEN S.A.
Date: June 17, 2004	By:	/s/ ALAN B. WINSOR Name: Alan B. Winsor Title: Attorney-in-Fact

3

Stolt-Nielsen S.A.

c/o Stolt-Nielsen Ltd. Aldwych House 71-91 Aldwych London WC2B 4HN United Kingdom	Tel: 44 207 611 8960 Fax: 44 207 611 8965 www.stolt-nielsen.com

June 16, 2004

DEAR SHAREHOLDER:

        The Annual General Meeting of Shareholders of Stolt-Nielsen S.A. will be held on Wednesday, July 7, 2004 at 2:00 p.m. at the offices of Services Généraux de Gestion S.A., 23, avenue Monterey, L-2086 Luxembourg.

        Due to the fact that the Company is a Luxembourg holding company, our affairs are governed by the provisions of the Luxembourg Company Law. Under these provisions and the provisions of the Company's Articles of Incorporation, the Annual General Meeting relates to and considers matters of a more formal nature, including the affairs of the holding Company on an unconsolidated basis. The matters to be addressed at the Annual General Meeting are restricted to those on the attached Notice.

        Enclosed with this mailing is the Notice of Annual General Meeting of Shareholders, including financial statements and auditors' reports, as well as Proxy Card for Common Shares relating thereto. Common Shareholders of record at the close of business on May 25, 2004 will be entitled to vote at the Annual General Meeting.

        If you wish your Common Shares to be voted at the Annual General Meeting, please promptly sign, date, and return the enclosed Proxy Card to assure that they will be received in time.

        The Company's Board of Directors recommends that you vote in favor of the matters to be considered at the meeting.

                      Sincerely,

                      /s/  JACOB STOLT-NIELSEN

                      JACOB STOLT-NIELSEN
                       Chairman of the Board

Registered Office: 23, avenue Monterey, L-2086 Luxembourg, Société Anonyme Holding, R.C. Luxembourg B. 12179

Stolt-Nielsen S.A.

Société Anonyme Holding R.C.S. Luxembourg B. 12179 Registered Office: 23, avenue Monterey L-2086 Luxembourg	Mailing address: c/o Stolt-Nielsen Ltd. Aldwych House 71-91 Aldwych London WC2B 4HN United Kingdom

NOTICE OF ANNUAL GENERAL MEETING
OF SHAREHOLDERS ON JULY 7, 2004

        The Annual General Meeting of Shareholders of Stolt-Nielsen S.A. (the "Company") will be held at the offices of Services Généraux de Gestion S.A., 23, avenue Monterey, L-2086 Luxembourg, on Wednesday, July 7, 2004 at 2:00 p.m., for the following purposes:

          (1)   To approve the holding of the Annual General meeting on July 7, 2004, in variation from the date (third Thursday in April) set forth in Article Twenty-Four of the Articles of Incorporation;

          (2)   To appoint Maitland Luxembourg S.A., Luxembourg, as Statutory Auditors ("Commissaire aux comptes") of the Company for the fiscal year ended November 30, 2003;

          (3)   To consider (i) the Report of Deloitte S.A., Luxembourg, Independent Auditors ("Réviseur d'entreprises"), on the consolidated financial statements of the Company, (ii) the Report of Maitland Luxembourg S.A., Luxembourg, Statutory Auditors ("Commissaire aux comptes"), on the unconsolidated financial statements of the Company, and (iii) the Report by the Board of Directors of the Company in respect of the financial statements of the Company for the fiscal year ended November 30, 2003;

          (4)   To approve the unconsolidated balance sheets and statements of profit and loss of the Company for the fiscal year ended November 30, 2003;

          (5)   To approve the consolidated balance sheets and statements of operations of the Company for the fiscal year ended November 30, 2003;

          (6)   To discharge the Board of Directors and Statutory Auditors of the Company in respect of the proper performance of their duties for the fiscal year ended November 30, 2003;

          (7)   In conformity with the provisions of the Luxembourg Company Law and Article Five of the Company's Articles of Incorporation, to

            (i)    extend the validity of the Company's authorized capital, and

            (ii)   approve the Report of the Board of Directors of the Company (which Report is included as part of this Notice) recommending, and authorizing the Board to implement, the suppression of Shareholders' preemptive rights in respect of the issuance of Common Shares for cash with respect to all authorized but unissued Common Shares, in particular

        (a)
        to issue Common Shares for cash whether in a private transaction or in a public offering at such price as determined by the Board of Directors of the Company (including below market value if deemed by the Board of Directors to be in the best interest of the Company) in order to enlarge or diversity the shareholder base through the entry of new investors, and

        (b)
        to issue, or offer to issue, Common Shares in connection with participation, financing, joint venture or other strategic proposals, strategies or projects and/or to secure financing if the Board of Directors of the Company determines same to be in the best interest of the Company (including below market value if deemed by the Board of Directors to be in the best interest of the Company), provided that no Common Shares shall be so issued pursuant to subsections (a) or (b) hereof at a price of less than seventy-five percent (75%) of the market value determined by the average closing price for such Common Shares on the Oslo Stock Exchange (or the average closing price for American

    Depositary Shares (ADSs) on The Nasdaq Stock Market, Inc., if applicable) for the ten most recent trading days prior to such transaction, and further provided that Common Shares shall be issued otherwise on the terms and conditions set forth in such Report, including where the issue price is less than the "stated value" of a Common Share (U.S. $1.00), the Board of Directors shall be authorized to proceed with any such transaction and to transfer from the "paid-in" surplus ("free reserves") account of the Company to the "stated capital" account of the Company any such deficiency between the stated value and the issue price of any such shares, each of the foregoing actions to be effective for a further five year period from the date of publication of the minutes of the Annual General Meeting;

          (8)   To authorize the Company, or any wholly owned subsidiary, to purchase Common Shares of the Company, from time to time in the open market and in privately negotiated transactions, at a price reflecting such open market price and on such other terms as shall be determined by the Board of Directors of the Company, provided (a) the maximum price to be paid for such Common Shares shall not exceed the average closing price for such Common Shares on the Oslo Stock Exchange (or the average closing price for American Depositary Shares (ADSs) on The Nasdaq Stock Market Inc., if applicable) for the five most recent trading days prior to such purchase and (b) the minimum price to be paid for such Common Shares shall not be less than the "stated value" (i.e. U.S. $1.00 per share) thereof and further provided such purchases are in conformity with Article 49-2 of the Luxembourg Company Law, such authorization being granted for purchases completed on or before August 31, 2005;

          (9)   To elect nine directors of the Company to hold office until the next Annual General Meeting of Shareholders and until their respective successors have been duly elected and qualified (list of nominees attached); and

          (10) To elect the Statutory Auditors ("Commissaire aux comptes") to report on the unconsolidated financial statements and the Independent Auditors ("Réviseurs d'entreprises") to audit the consolidated financial statements, of the Company, for a term to expire at the next Annual General Meeting of Shareholders.

        The Annual General Meeting shall be conducted in conformity with the quorum and voting requirements of the Luxembourg Company Law and the Company's Articles of Incorporation

        The Board of Directors of the Company has determined that Shareholders of record at the close of business on May 25, 2004 will be entitled to vote at the aforesaid meeting and at any adjournments thereof.

/s/  JACOB STOLT-NIELSEN

                      JACOB STOLT-NIELSEN
                       Chairman of the Board

Dated: June 16, 2004

To assure your representation at the Annual General Meeting, you are hereby requested to fill in, sign, date and return the Proxy Card delivered herewith in the return envelope provided for such purpose. The giving of such Proxy will not affect your right to revoke such Proxy or vote in person should you later decide to attend the meeting.

BIOGRAPHIES OF NOMINEES FOR DIRECTOR

Jacob Stolt-Nielsen

        Mr. Jacob Stolt-Nielsen has served as Chairman of the Company since he founded it in 1959. He also serves as Chairman of the Board of Directors of Stolt Offshore S.A. He held the position of Chief Executive Officer of Stolt-Nielsen S.A. from 1959 until 2000. He was trained as a shipbroker and worked in that capacity in London and New York prior to founding the Company. He holds a degree from Handelsgymnasium, Haugesund, Norway. He is a Norwegian citizen.

Niels G. Stolt-Nielsen

        Mr. Niels G. Stolt-Nielsen has served as a Director of the Company since 1996 and as Chief Executive Officer since 2000. He serves as a Director of Stolt Offshore S.A. and served as Interim Chief Executive Officer, Stolt Offshore S.A. from September 2002 until March 2003. He has served as Chairman, Stolt Sea Farm since January 2003 and held the position of Chief Executive Officer, Stolt Sea Farm from 1996 until September 2001. In 1994 he opened and organized the Company's representative office in Shanghai. He joined the Company in 1990 in Greenwich, CT, working first as a shipbroker and then as a round voyage manager. Mr. Stolt-Nielsen graduated from Hofstra University in 1990 with a BS degree in Business and Finance. Mr. Niels G. Stolt-Nielsen is the son of Mr. Jacob Stolt-Nielsen. He is a Norwegian citizen.

Roelof Hendriks

        Mr. Hendriks has been nominated to serve as a Director of the Company. He has been Chief Financial Officer and a Member Board of Management of CSM N.V since 2000. Prior to that, he was a Vice Chairman Executive Board, Koninklijke Vopak N.V. He held various positions at Koninklijke Vopak N.V. and its predecessor, Van Ommeren, from 1980 until 2000. Mr. Hendriks received a law degree from Vrije Universiteit, Amsterdam. He is a Dutch citizen.

Erling C. Hjort

        Mr. Hjort has served as a Director of the Company since 1995. He is a graduate of the Faculty of Law at the University of Oslo. In 1964 he joined the Norwegian law firm, Wikborg, Rein & Co. in Oslo, where he was admitted to the bar in the same year. In 1970 he was admitted to the bar of the Norwegian Supreme Court and in 1993 he became the Senior Partner in Wikborg, Rein & Co. He is a Norwegian citizen.

James B. Hurlock

        Mr. Hurlock has been nominated to serve as a Director of the Company. Mr. Hurlock served as Interim Chief Executive Officer of Stolt-Nielsen Transportation Group since July 2003 to June 14, 2004. He also serves as a Director of Stolt Offshore S.A., Orient Express Hotel Ltd., New York Presbyterian Hospital and USA for UNHCR. Mr. Hurlock serves as Chairmen of International Development Law Organization and of Parker School of Foreign and Comparative Law. Mr. Hurlock is a retired partner from the law firm of White & Case LLP and served as Chairman of its Management Committee from 1980 to 2000. He participated in the formation and served on the Board of Northern Offshore Ltd. Mr. Hurlock holds a BA degree from Princeton University, an MA Jurisprudence from Oxford University and a JD from Harvard Law School. He is a U.S. citizen.

Christer Olsson

        Mr. Olsson has served as a Director of the Company since 1993. He is President and CEO of Wallenius Lines AB and Chairman of WalleniusWilhelmsen Lines A/S. He also serves as Chairman of UECC and the Swedish Club, and a Director of B&N AB, Atlantic Container Line AB and the Swedish Shipowners Association. He received his BLL degree from Stockholm University. He is a Swedish citizen.

Jacob B. Stolt-Nielsen

        Mr. Jacob B. Stolt-Nielsen has served as a Director of the Company since 1995. He is an Executive Vice President of Stolt-Nielsen S.A. In 2000, he founded and served as Chief Executive Officer of SeaSupplier Ltd until 2003. From 1992 until 2000 he held the position of President, Stolthaven Terminals, with responsibility for the Company's global tank storage business. He joined the Company in 1987 and served in various positions in Oslo; Singapore; Greenwich, CT; Houston, TX; and London. Mr. Stolt-Nielsen graduated from Babson College in 1987 with a BS degree in Finance and Entrepreneurial studies. Mr. Jacob B. Stolt-Nielsen is the son of Mr. Jacob Stolt-Nielsen. He is a Norwegian citizen.

Christen Sveaas

        Mr. Sveaas has served as a Director of the Company since May 2002. He is a private investor and chairs his own investment company, Kistefos AS, which has investments in shipping, offshore services, real estate and venture capital. He is a director of Orkla ASA and HemoCue AB, and is a senior advisor to the international investment firm EQT Scandinavia and EQT Northern Europe Limited. He is also a member of the Board of Representatives of Storebrand ASA, and Member of the Dean's Council, John F. Kennedy School of Government, Harvard University. He has a Lic.Oec. HSG-degree from the University of St. Gall, Switzerland. He is a Norwegian citizen.

Christopher J. Wright

        Mr. Wright has served as a Director of the Company since May 2002. He served as President and Chief Operating Officer of the Company from 1986 to December 2001. He was employed by British Petroleum plc ("BP") from 1958 until the time he joined the Company. He held a variety of positions at BP working in Scandinavia, Asia, the U.S.A. and London. Mr. Wright holds a Masters degree in History from Cambridge University. He is a British citizen.

TABLE OF CONTENTS

UNCONSOLIDATED FINANCIAL STATEMENTS	UF-1
Report to the Commissaire	UF-2
Report of the Board of Directors	UF-3
Annual Accounts
Balance Sheets	UF-4
Statements of Profit and Loss	UF-5
Notes to the Annual Accounts	UF-6
CONSOLIDATED FINANCIAL STATEMENTS	CF-1
Report of Independent Registered Public Accounting Firm	CF-2
Report of Independent Public Accountants	CF-3
Consolidated Statements of Operations	CF-4
Consolidated Balance Sheets	CF-5
Consolidated Statement of Shareholders' Equity	CF-6
Consolidated Statement of Cash Flows	CF-7
Notes to Consolidated Financial Statements	CF-8
REPORT OF THE BOARD OF DIRECTORS	R-1

STOLT-NIELSEN S.A.
SOCIETE ANONYME HOLDING

DIRECTORS' REPORT FOR 2003 AND

ANNUAL ACCOUNTS FOR THE YEARS ENDED NOVEMBER 30, 2003 AND 2002

TOGETHER WITH REPORT OF THE COMMISSAIRE

REPORT OF THE COMMISSAIRE
TO THE SHAREHOLDERS OF
STOLT-NIELSEN S.A.
30 November 2003

        In accordance with legal and statutory requirements, we are pleased to report to you on the execution of our engagement as Commissaire in respect of the year ended 30 November 2003 following the mandate granted to us.

        Our examination was carried out in accordance with the provisions of Article 62 of the law of 10 August 1915 (as modified), which does not require the Commissaire to give an opinion on the financial statements. Consequently, we have not verified the financial statements in accordance with International Standards on Auditing.

        We have confirmed that the financial statements at 30 November 2003, showing a balance sheet total of U.S. Dollars 492,831,854 and a profit for the year then ended of U.S. Dollars 7,850,000 are in accordance with the accounting records and with documentary evidence submitted to us.

        We draw your attention to the fact that our appointment is in respect of the financial year ended 30 November 2003. Consequently we have not verified the comparative figures for the previous year.

        We propose that these financial statements be approved and that discharge be granted to the Board of Directors.

Maitland Luxembourg S. A.
/s/ Riaz Husain
Riaz Husain

Luxembourg
16 June 2004

STOLT-NIELSEN S.A.
Société Anonyme Holding
23, avenue Monterey
L-2086 Luxembourg

Report of the Board of Directors to the Annual General Meeting of
Stolt-Nielsen S.A.
to be held at Services Généraux de Gestion S.A.,
23, avenue Monterey, L-2086 Luxembourg
on July 7, 2004

Gentlemen:

        We are pleased to submit for your approval the Balance Sheet as of November 30, 2003 and Statement of Profit and Loss for the year ended November 30, 2003.

        The investment in subsidiaries amounted to U.S. $315,712,097 at November 30, 2003. There were no dividends declared by and receivable from subsidiaries at November 30, 2003.

        Dividends from subsidiaries during the year ended November 30, 2003 amounted to U.S. $7,850,000. Other income totaled U.S. $503,969 and expenses were U.S. $503,969. Therefore, the 2003 financial year ended with net income of U.S. $7,850,000 and the 2002 financial year ended with net income of U.S. $15,775,000.

        On May 8, 2003, the Company declared a final dividend for 2002 of U.S. $7,829,775. This amount was paid out of retained earnings on May 19, 2003. Taking into account the retained earnings from 2002 of U.S. $170,346 and current year earnings of U.S. $7,850,000, retained earnings to be carried forward are U.S. $190,571. The Company paid no advance dividend for 2003.

        We request that you approve the full allocation of the 2003 profit of U.S. $7,850,000 to retained earnings.

        By special vote we ask you to discharge the Directors and the Statutory Auditors ("Commissaire aux comptes") of the Company for the year ended November 30, 2003.

        Furthermore, we request that you elect Deloitte S.A., Luxembourg as Independent Auditors ("Réviseur d'entreprises") to audit the consolidated financial statements of the Company for a term expiring at the next Annual General Meeting and elect Maitland Luxembourg S.A. as Statutory Auditors ("Commissaire aux comptes") to review the unconsolidated financial statements of the Company for a term expiring at the next Annual General Meeting.

        Finally, we request you to elect as Directors of the Company Mr. Jacob Stolt-Nielsen, Mr. Niels G. Stolt-Nielsen, Mr. Jacob B. Stolt-Nielsen, Mr. Roelof Hendriks, Mr. Erling C. Hjort, Mr. James B. Hurlock, Mr. Christer Olsson, Mr. Christen Sveaas and Mr. Christopher J. Wright.

ERLING C. HJORT	CHRISTER OLSSON

June 16, 2004

STOLT-NIELSEN S.A.

SOCIETE ANONYME HOLDING

BALANCE SHEETS AS OF NOVEMBER 30, 2003 AND 2002

(Currency—U.S. Dollars)

	2003	2002
ASSETS
FINANCIAL ASSETS:
Investment in subsidiaries, at cost (Note 2b)	$315,712,097	$315,712,097
CURRENT ASSETS:
Dividends receivable from subsidiaries	—	7,925,000
Receivables from subsidiaries (Note 2c)	177,098,408	169,382,905
Cash and time deposits (Note 2f)	21,349	49,245

	$492,831,854	$493,069,247

LIABILITIES
SHAREHOLDERS' EQUITY:
Founder's shares, no par value—
30,000,000 shares authorized, 15,659,549 shares issued and outstanding in 2003 and 2002, at stated value (Note 3)	$—	$—
Common shares, no par value—
120,000,000 shares authorized, 62,638,197 shares issued and outstanding in 2003 and 2002, at stated value (Note 3)	62,638,197	62,638,197
Paid-in surplus	359,847,171	359,847,171
Legal reserve (Note 6)	6,263,857	6,263,857
Retained earnings (Note 4)	(7,659,429)	(7,696,582)
Interim dividend (Note 2d,5)	—	(7,908,072)

	421,089,796	413,144,571
COMMITMENTS AND CONTINGENCIES (Note 9)
CURRENT LIABILITIES:
Other payables and accrued liabilities	173,930	402,098
Payable to subsidiaries (Note 2c)	63,718,128	63,747,578
NET INCOME	7,850,000	15,775,000

	$492,831,854	$493,069,247

See notes to the annual accounts.

STOLT-NIELSEN S.A.

SOCIETE ANONYME HOLDING

STATEMENTS OF PROFIT AND LOSS

FOR THE YEARS ENDED NOVEMBER 30, 2003 and 2002

(Currency—U.S. Dollars)

	2003	2002
INCOME
Dividend income from subsidiaries	$7,850,000	$15,775,000
Cost reimbursement	502,124	385,140
Interest income	1,845	21

	8,353,969	16,160,161

EXPENSES
Administrative and general expenses (Note 2e)	503,969	385,161

NET INCOME	$7,850,000	$15,775,000

See notes to the annual accounts.

STOLT-NIELSEN S.A.

SOCIETE ANONYME HOLDING

NOTES TO THE ANNUAL ACCOUNTS

AS OF NOVEMBER 30, 2003 and 2002

(Currency—U.S. Dollars)

1.    CORPORATE STRUCTURE AND MANAGEMENT

        Stolt-Nielsen S.A. ("SNSA" or the "Company") is a finance holding company incorporated in Luxembourg on July 5, 1974. The registered address of the Company is 23, avenue Monterey, L-2086 Luxembourg. The registered number of the Company is R.C. Luxembourg B.12.179.

        Article Three of the Company's Articles of Incorporation sets forth its objects as a holding company, namely participation in any manner in all commercial, industrial, financial and other enterprises of Luxembourg or foreign nationality through the acquisition by participation, subscription, purchase, option or by any other means of all shares, stocks, debentures, bonds or securities; the acquisition of patents and licenses which the Company will administer and exploit; the Company may lend or borrow with or without security, provided that any money so borrowed may only be used for the purposes of the Company, or companies which are subsidiaries of or associated with or affiliated with the Company; and in general to undertake any operations directly or indirectly connected with such objects as permitted by the Luxembourg Holding Company Law of 1929.

        During the fiscal years ended November 30, 2003 and 2002, the Company held direct and indirect investments in various subsidiaries throughout the world which transport, store and distribute bulk liquid chemicals, edible oils and other specialty liquids as well as subsidiaries in the seafood and offshore contracting industries and in other subsidiaries which provide management and agency services to specified subsidiaries in the group.

        The Company is reimbursed by its subsidiaries for certain administrative and general expenses incurred on behalf of the subsidiaries.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        The financial statements have been prepared using generally accepted accounting principles in Luxembourg, including the following significant policies:

(a)
Format of financial statements

        The Company keeps its books and records in U.S. Dollars. In accordance with Article 205 of the law of May 4, 1984, the financial statements are presented with certain modifications to the legal format requirements. In the opinion of the Directors, this is necessary in order to present the financial position and results of the Company to the reader with the utmost clarity.

        The Company also prepares consolidated financial statements in conformity with the Seventh Directive of the European Union. Copies of these financial statements are available at the registered office of the Company.

(b)
Investment in subsidiaries

        The Company accounts for its investment in its wholly owned subsidiaries at historical cost. The direct subsidiaries of the Company are as follows:

Name	Country	Historical Cost
Stolt-Nielsen Limited	Bermuda	$16,556
Stolt-Nielsen Transportation Group Limited (formerly Stolt Parcel Tankers, Inc.)	Liberia	315,695,541

		$315,712,097

        The aggregate Company interest in the underlying equity of direct and indirect subsidiaries was approximately $781 million at November 30, 2003 (2002—$1,086 million). Although certain subsidiaries within the group have deficits in shareholders' equity, the assets of other subsidiaries in the group are available to meet these obligations. In the opinion of the Directors, there is no permanent impairment in the carrying value of the above investments.

        The Company recognizes dividend income from subsidiaries when such dividends are declared by the respective subsidiaries.

(c)
Amounts due to and from subsidiaries

        The classification of receivables from, and payables to, subsidiaries at November 30, 2003 and 2002 was based upon management's estimate of the dates of settlement of these accounts.

(d)
Interim dividend and Annual General Meeting actions

        Until such time as the shareholders have approved the disposition of interim dividends at the Annual General Meeting, the Company records such advance payments as a deduction from shareholders' equity.

(e)
Administrative and general expenses

        Administrative and general expenses principally included fees paid to Directors of $219,600 and $221,363 in 2003 and 2002, respectively, costs associated with meetings of the Board of Directors, professional fees and the Company's tax charges.

(f)
Cash and time deposits

        At November 30, 2003 and 2002, cash and time deposits principally included demand accounts.

(g)
Translation of foreign currencies

        The Company maintains its accounts in the currency in which the capital is expressed, i.e. in the United States Dollar, and the annual accounts are expressed in this base currency. Amounts in foreign currencies are translated into the base currency on the following basis:

  •
  Formation expenses, and the cost of acquisition of intangible, tangible and financial fixed assets denominated in a currency other than the base currency are translated at historical exchange rates;

  •
  All other assets denominated in a currency other than the base currency are valued individually at the lower of their countervalues translated into the base currency at their historical exchange rate or exchange rate prevailing at the balance sheet date;

  •
  All liabilities denominated in a currency other than the base currency are valued individually at the higher of their countervalues translated into the base currency at their historical exchange rate or exchange rate prevailing at the balance sheet date;

  •
  Revenues and expenses denominated in a currency other than the base currency are translated into the base currency at the exchange rates applicable on the day they are collected or disbursed.

Consequently, only realized exchange gains and losses and unrealized exchange losses are reflected in the profit and loss account.

3.    CAPITAL STOCK AND FOUNDER'S SHARES

        The Company's authorized share capital consists of:

    •
    120,000,000 Common shares, no par value, and

    •
    30,000,000 Founder's shares, no par value

        Under the Luxembourg Company Law, Founder's shares are not considered as representing capital of the Company.

        In addition to the authorized Common shares and Founder's shares of the Company set forth above, an additional 1,500,000 Class B shares, no par value, have been authorized for the sole purpose of the issuance of options granted under the Company's existing stock option plans, and may not be used for any other purpose. The rights, preferences and priorities of such Class B shares are set forth in the Articles of Incorporation. All such Class B shares convert to Common shares immediately upon issuance. Such authorized Class B shares and all of the rights relating thereto shall expire, without further action, on December 31, 2009.

        Except for matters where applicable law requires the approval of both classes of shares voting as separate classes, Common shares and Founder's shares vote as a single class on all matters submitted to a vote of the shareholders, with each share entitled to one vote.

        Under the Articles of Incorporation, holders of Common shares and Founder's shares participate in annual dividends, if any are declared by the Company, in the following order of priority: (i) $0.005 per share to Founder's shares and Common shares equally; and (ii) thereafter, all further amounts are payable to Common shares only. Furthermore, the Articles also set forth the priorities to be applied to each of the Common and Founder's shares in the event of a liquidation.

        During 1987, the Company adopted the 1987 Stock Option Plan (the "1987 Plan") under which 2,660,000 of SNSA's Common shares were reserved for future issuance. No further grants will be issued under the 1987 Plan. During 1997, the Company adopted the 1997 Stock Option Plan (the "1997 Plan") under which 5,180,000 of SNSA's Common shares, 5,180,000 of SNSA's Class B shares, or any combination thereof not exceeding 5,180,000 shares, were reserved for future issuance.

        Options granted under both Plans may be exercisable for periods of up to ten years at an exercise price not less than the fair market value per share at the date of the grant. Options vest 25% on the first anniversary of the grant date, with an additional 25% vesting on each subsequent anniversary.

        Pursuant to the Company's Stock Option Plans, the Company issued 6,475 shares of Common Stock during the fiscal year ended November 30, 2002 and 25,163 shares of Class B Stock during the fiscal year ended November 30, 2002. As at November 30, 2003, options outstanding represented 2,290,263 Common shares (2002-1,691,838) and 1,672,655 Class B shares (2002 - 1,731,242). In accordance with the provisions of the Company's Articles of Incorporation, 4,910 Founder's shares were issued to the existing holder of Founder's shares during the fiscal year ended November 30, 2002. The total proceeds received upon exercise of these options was $344,000 in 2002 of which $3,164 has been transferred to the Company's legal reserve for 2002 (see Note 6).

        The Company's share reclassification was approved at an extraordinary general meeting of shareholders on March 6, 2001 and became effective on March 7, 2001. The objective of the reclassification was to create a simplified and more transparent share capital structure that gives all shareholders a vote on all matters, and results in only one class of publicly traded shares. The reclassification converted the Company's outstanding non-voting Class B shares to Common shares on a one-for-one basis. The existing class of Founder's shares remain outstanding and continue to constitute 20% of the issued voting shares (Common and Founder's shares) of the Company. The holders of the Founder's shares agreed to relinquish certain special voting rights formerly enjoyed by the Founder's shares including, for example, a separate class vote for merger transactions. The Founder's shares have only nominal economic rights and are not considered part of the share capital of the Company. The Common shares are listed in Norway on the Oslo Stock Exchange and trade as ADRs in the United States on NASDAQ.

        After shareholders' approval of the reclassification, SNSA had 54.9 million outstanding Common shares (which exclude 7.7 million Treasury Common shares). SNSA also had 13.7 million outstanding Founder's shares (which exclude 1.9 million Treasury Founder's shares). The share reclassification did not change the underlying economic interests of existing shareholders.

4.    FINAL DIVIDENDS AND RETAINED EARNINGS

        The final dividend for fiscal year 2002 of $7,829,775 was approved by the shareholders as being paid out of retained earnings at the Annual General Meeting held on May 8, 2003. The resulting effects of this dividend and the interim dividend (see Note 5) on the Company's retained earnings are reflected in the following table:

Opening retained earnings at December 1, 2002	$(7,696,582)
Net income for the year ended November 30, 2002	15,775,000
Interim dividend at November 30, 2002	(7,908,072)
Final dividend for fiscal year 2002	(7,829,775)

Retained earnings at November 30, 2003	$(7,659,429)

        No dividend is recommended by the Directors for 2003.

5.    INTERIM DIVIDEND

        In November 2002, the Board of Directors of the Company declared a dividend of $0.125 per Common share, and $0.005 per Founder's share payable on December 18, 2002. The total amount of the dividend of $7,908,072 was classified as an interim dividend pending approval for payment from retained earnings. Approval was obtained at the Annual General Meeting, which was held on May 8, 2003.

6.    LEGAL RESERVE

        Under Luxembourg law, the Company is required to allocate 5% of its annual net income to a legal reserve until that reserve amounts to 10% of the issued stated capital of the Company. Alternatively, this legal reserve requirement may be satisfied by a transfer from paid-in surplus. As of November 30, 2003 and 2002, the Company's legal reserve was fully satisfied. The Company has provided that, at each time additional Common shares are issued in the future, including those resulting from the exercise of stock options, an amount equal to 10% of the stated capital of such new Common shares will immediately be allocated to the legal reserve. This legal reserve is not available for dividend distribution.

7.    RESTRICTIONS ON PAYMENT OF DIVIDENDS

        As set forth in the Articles of Incorporation, advance dividends can be declared, up to three times in any fiscal year (at the end of the second, third and fourth quarters) by the Board of Directors; however, they can only be paid after the prior year's financial statements have been approved by the Company's shareholders, and after a determination as to the adequacy of amounts available to pay such dividends has been made by its independent statutory auditors in Luxembourg. Final dividends are declared by the shareholders once per year at the Annual General Meeting; both interim and final dividends can be paid out of any earnings, retained or current, as well as paid-in-surplus, subject to shareholder approval. Luxembourg law also limits the payment of stock dividends to the extent sufficient surplus exists to provide for the related increase in stated capital.

        Under certain loan agreements, the Company may pay dividends limited to (1) 40% of consolidated net income, as defined, for the previous four fiscal quarters and (2) an amount of stipulated net cash flow.

8.    TAXES

        The Company has elected to be taxed as a billionaire holding company and is subject to a variable tax rate, calculated annually with half-yearly advance payments, which is based on certain interest expense, dividends and certain compensation paid to non-residents during the period. The tax is calculated as follows:

        Where the total interest paid each year to bondholders and on other comparable securities amounts to or exceeds EUR 2,400,000:

  •
  3% on interests paid to bond and other security-holders;

  •
  1.8% on dividends, profit quotas and remuneration on the first EUR 1,200,000;

  •
  0.1% charge levied on any surplus dividends, profit quotas and remuneration.

        Where the total interest paid each year to bondholders and on other comparable securities is less than EUR 2,400,000:

  •
  3% on interests paid to bond and other security-holders;

  •
  3% on dividends, profit quotas and remuneration, but to a maximum amount corresponding to the difference between EUR 2,400,000 and the total interest paid to bondholders and on other comparable negotiable securities;

  •
  1.8% on any surplus dividends, profit quotas and remuneration up to EUR 1,200,000 distributed;

  •
  0.1% on surplus dividends, profit quotas and remuneration.

        Billionaire holding companies are subject to a minimum annual charge of EUR 48,000. Interest paid to creditors who do not hold bonds or similar negotiable securities are disregarded in calculating the tax base. The tax election made cannot be reversed; in other words, billionaire holding companies cannot elect different tax treatment from one year to the next.

        For the years ended November 30, 2003 and 2002 this tax amounted to $143,358 and $52,437, respectively, and is included in administrative and general expenses in the accompanying statements of profit and loss.

9.    COMMITMENTS AND CONTINGENCIES

        As of November 30, 2003, the Company has guaranteed approximately $835 million of the $1,220.3 million in the long-term debt obligations of its direct and indirect subsidiaries.

        As of November 30, 2003, the Company's subsidiaries and certain of its indirect subsidiaries had various credit lines, including committed lines, ranging through 2006 totaling approximately $888.5 million of which total lines of approximately $24.0 million were available for future use. Substantially all of the $479.4 million in short-term bank loans outstanding under these credit facilities, at November 30, 2003, are guaranteed by the Company. Several of the credit facilities contain various financial covenants, which, if not complied with, could limit the ability to draw funds from time to time.

        Subsidiaries of the Company have entered into contracts for the purchase and sale of foreign currencies under their foreign exchange lines with various banks. Any contracts entered into pursuant to these lines generally are guaranteed by the Company. Certain of the currency positions entered into by these subsidiaries effectively have been closed by entering into offsetting foreign exchange contracts. At November 30, 2003, the total market value of the currencies which these subsidiaries had contracted to purchase and sell pursuant to open foreign exchange contracts maturing through November 2004 was approximately $53.9 million and $20.8 million, respectively.

10.    LEGAL PROCEEDINGS

Investigations by U.S. Department of Justice and European Commission

        In 2002 Stolt-Nielsen Transportation Group Ltd. ("SNTG"), a wholly-owned subsidiary of SNSA, became aware of information that caused it to undertake an internal investigation regarding potential improper collusive behavior in parcel tanker and intra-Europe inland barge operations. As a consequence of the internal investigation, SNSA voluntarily reported certain conduct to the Antitrust Division (the "Antitrust Division") of the U.S. Department of Justice (the "DOJ") and the Competition Directorate of the European Commission (the "EC").

        As a result of its voluntary report to the DOJ, SNTG entered into an Amnesty Agreement with the Antitrust Division, which provided immunity to SNTG subject to the terms and conditions of the Amnesty Agreement. On February 25, 2003, the Company announced that SNTG had been conditionally accepted into the DOJ's Corporate Leniency Program with respect to possible collusion in the parcel tanker industry. Pursuant to such program and provided the program's stated terms and conditions were met, including continued cooperation, SNTG and its directors and employees were promised amnesty from criminal antitrust prosecution and fines in the United States for anticompetitive conduct in the parcel tanker business.

        At the same time, the Company also announced that the EC had admitted SNTG into its Immunity Program with respect to deep-sea parcel tanker and intra-Europe inland barge operations. Acceptance into the EC program affords the SNSA Group immunity from EC fines with respect to anticompetitive behavior, subject to the SNSA Group fulfilling the conditions of the program, including continued cooperation. There can be no assurance that in the future national authorities in Europe or elsewhere will not assert jurisdiction over the alleged conduct and/or seek to take action against the Company.

        Subsequently, the Antitrust Division's staff informed SNTG that it was suspending SNTG's obligation to cooperate because the Antitrust Division was considering whether or not to remove SNTG from the DOJ's Corporate Leniency Program. Thereafter, in March 2004, the Antitrust Division voided the Amnesty Agreement and revoked SNTG's conditional acceptance into the DOJ Corporate Leniency

Program. SNSA intends to vigorously challenge the Antitrust Division's decision. If the Company's challenge to the Antitrust Division's decision is not successful, it is possible that SNTG or its directors or employees could be subject to criminal prosecution and, if found guilty, substantial fines and penalties. Even if SNTG's challenge is successful, its continuing immunity and amnesty under the Antitrust Division's Corporate Leniency Program would depend on the DOJ's satisfaction that going forward SNTG and its directors and employees were meeting their obligations to cooperate and otherwise comply with the conditions of the Corporate Leniency Program. It is possible that the Antitrust Division could, once again, determine that SNTG or such directors or employees did not or have not fully complied with those terms and conditions. If this were to happen, SNTG or such directors or employees could, once again, be partly or fully removed from the Corporate Leniency Program, subject to criminal prosecution and, if found guilty, substantial fines and penalties.

        SNTG currently remains in the EC's Immunity Program. The continuing immunity and amnesty of SNTG and the directors and employees under the EC's Immunity Program depends on the EC's satisfaction that going forward SNTG and its directors and employees are meeting their obligations to cooperate and otherwise comply with the conditions of the Immunity Program. It is possible that the EC could determine that SNTG or such directors or employees did not or have not fully complied with those terms and conditions. If this were to happen, SNTG or such directors or employees could be partly or fully removed from the Immunity Program, subject to criminal prosecution and, if found guilty, substantial fines and penalties.

        The DOJ has taken the position that the Executive Vice President and Managing Director of SNTG Tanker Trading, Richard Wingfield, who has been suspended from his employment with SNTG has not complied with the cooperation requirements of the conditional immunity. In June 2003, the Department of Justice arrested Mr. Wingfield and filed a criminal complaint against him. To date, Mr. Wingfield has not been indicted.

        The Company is challenging the DOJ's withdrawal of conditional immunity and remains in the EC's Immunity Program. Because of this and the inherent difficulty of predicting the outcome of an investigation and the challenge to the DOJ's determination, the Company has made no provision for any fines related to the DOJ or EC investigations in the consolidated financial statements.

Investigations by Korea Fair Trade Commission and Canada Competition Bureau

        The Korea Fair Trade Commission ("KFTC") and the Canada Competition Bureau ("CCB") have each notified SNTG that they are conducting investigations of the parcel tanker shipping industry and SNTG. SNTG has informed the KFTC and the CCB that it is committed to cooperating fully with the investigations.

        Because of the early stages of these investigations and the inherent unpredictability of the outcome of such proceedings, the Company is unable to determine whether or not an unfavorable outcome is probable and has made no provision for any fines or other penalties related to the KFTC or CCB investigations in the consolidated financial statements.

Antitrust Civil Class Action Litigations

        To date we are aware of twelve putative private class actions filed against SNSA and SNTG for alleged violations of antitrust laws. The actions set forth almost identical claims of collusion and bid rigging that track information in media reports regarding the DOJ and EC investigations. The suits seek treble damages in unspecified amounts and allege violations of the Sherman Antitrust Act and various state antitrust and unfair trade practices acts. The actions typically name as defendants SNSA and SNTG, along with several of SNTG's competitors, Odfjell, Jo Tankers and Tokyo Marine.

        In nine of these actions, the customers claim they paid higher prices under the contracts they had with the defendants as a result of the defendants' alleged collusive conduct. The remaining three actions are on behalf of indirect purchasers who claim that such alleged collusion resulted in higher prices being passed on to them. One of the actions has been dismissed and another action was settled with no material adverse financial impact.

        In July 2003, the Company moved for the Judicial Panel on Multidistrict Litigation ("JPML") to consolidate all of the then-pending litigation into a single multidistrict litigation ("MDL") court for pretrial proceedings. None of the plaintiffs opposed this motion and the JPML consolidated the earliest filed cases into a single MDL proceeding before Judge Covello in the U.S. District Court for the District of Connecticut. Motions to consolidate the remainder of the cases, except for three of the actions, as "tag-a-long" actions in that same Connecticut MDL court have been filed without opposition. Other than a case management conference, no proceedings have begun in the MDL action as yet due to the stay described below.

        SNTG's contracts with its customers contain arbitration clauses. Accordingly, prior to the JPML consolidation, in two of the earliest filed class actions SNSA filed motions to compel arbitration. In one action SNTG's motion to compel arbitration was denied by the U.S. District Court for the District of Connecticut. All proceedings in the district court were stayed pending the appeal to the United States Court of Appeals for the Second Circuit. In the meanwhile, this action has been consolidated before the MDL court, which has continued the stay and applied it to all the actions before the MDL Court. The Second Circuit heard oral argument on February 3, 2004 and the parties await the Court's ruling on the arbitration issues. In another action in the U.S. District Court for the Southern District of Texas, the motion to compel arbitration was granted. Subsequently, in December 2003, the plaintiff served on the named defendants a demand for arbitration in New York. The MDL court has stayed the arbitration along with the other actions pending a ruling by the Second Circuit regarding the arbitration issues.

        The proceedings described above are at an early stage. The claims made appear to track media reports regarding the DOJ and EC investigations and are not based on any factual discovery. Consequently, and because of the inherent uncertainty involved in evaluating potential litigation outcomes, the Company is not able to determine whether or not a negative outcome in any of these actions is probable or a reasonable range for any such outcome, and has made no provision for any of these claims in the consolidated financial statements.

Private Civil Actions By Direct Opt-Out Plaintiffs

        On November 7, 2003, The Dow Chemical Company ("Dow") filed antitrust claims against the SNSA Group in the Federal District Court for the District of Connecticut. The claims track the allegations in the putative class actions described above. The claims are presented in two complaints, which reflect that, for part of the period at issue, Dow had not then merged with Union Carbide Corporation.

        The Dow and Union Carbide actions have been consolidated into the JPML proceedings. All pretrial proceedings in these actions would be handled by the same court that addresses the pretrial proceedings in the consolidated putative class actions. SNTG's contracts with Dow and Union Carbide contained arbitration clauses. Like the other actions before the MDL court, these actions are stayed pending a ruling by the Second Circuit on the arbitration issues.

        These actions name the same defendants as the putative class actions, make similar allegations, and seek the same type of damages under the Sherman Act as sought by the putative class actions. In effect, Dow has asserted claims in its own name that were already included within the purported scope of the putative class actions.

        The proceedings described above are at an early stage. The claims made appear to track media reports regarding the DOJ and EC investigations and are not based on any factual discovery. Consequently, and because of the inherent uncertainty involved in evaluating potential litigation outcomes, the Company is not able to determine whether or not a negative outcome in any of these actions is probable or a reasonable range for any such outcome, and has made no provision for any of these claims in the consolidated financial statements.

Securities Litigation

        In March 2003 an individual claiming to have purchased SNSA American depositary receipts, Joel Menkes, filed a putative civil securities class action in the U.S. District Court for the District of Connecticut against the SNSA Group and certain officers. Pursuant to the Private Securities Litigation Reform Act ("PSLRA") the Court allowed for the consolidation of any other class actions with this one. No other class actions were brought during the time allowed, but on June 27, 2003, at plaintiffs' request, the Court appointed Irene and Gustav Rucker as lead plaintiffs in the action.

        On September 8, 2003, the Plaintiffs filed their Consolidated Amended Class Action Complaint against the same defendants. The consolidated complaint is brought on behalf of "all purchasers of Stolt's American Depository Receipts ("ADR's") from May 31, 2000 through February 20, 2003…and all United States ("U.S.") located purchasers of Stolt securities traded on the Oslo Exchange to recover damages caused by defendants' violations of the Securities Exchange Act of 1934."

        The complaint asserts that the Company's failure to disclose alleged corrupt or illegal behavior, coupled with allegedly "false and misleading" statements, caused plaintiff to pay inflated prices for the Company's securities by making it appear that the Company was "immune to an economic downturn that was afflicting the rest of the shipping industry" and "misleading them to believe that the Companies' earnings came from legitimate transactions."

        On October 27, 2003, the SNSA Group filed a motion to dismiss the consolidated compliant in its entirety. Briefing of the motion was completed in January 2004 and the parties await a ruling from the Court.

        The Company intends to vigorously defend itself against this lawsuit and, in accordance with SFAS No. 5, the Company has not made any provision for any liability related to the action in the consolidated financial statements.

11.    SUBSEQUENT EVENTS

        On January 26, 2004, the Company sold 7.7 million Common shares, with an aggregate gross value of $104 million to non-affiliated investors. The Common shares, which were held in treasury, were priced at 92.75 Norwegian Kroner per share, or approximately $13.50 per share.

        On March 30, 2004, the Company entered into a five-year $130 million revolving credit facility arranged by a consortium led by Deutsche Bank AG. The facility was initially used toward repayment of an existing revolving credit facility led by DnB NOR, which was originally due on November 26, 2003, and was extended by agreement with the banking group. The interest rate paid on the facility ranges from a rate of LIBOR+1.5% to LIBOR+1.9%, based on the Company's Consolidated Debt to Consolidated EBITDA ratio.

        On April 20, 2004, the Company completed a previously announced debt for equity swap, under which SNTG subscribed for an additional 22,727,272 Common shares of SOSA, in consideration for the cancellation of $50 million of subordinated loans to SOSA.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders of Stolt-Nielsen S.A.:

        We have audited the accompanying consolidated balance sheets of Stolt-Nielsen S.A. (a Luxembourg company) and subsidiaries (the "Company") as of November 30, 2003 and 2002, and the related consolidated statements of operations, shareholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the 2003 and 2002 consolidated financial statements based on our audits. The consolidated financial statements for the year ended November 30, 2001, before the reclassifications and inclusion of the disclosures discussed in Note 2 to the consolidated financial statements, were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on the 2001 consolidated financial statements in their report dated January 30, 2002.

        We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the 2003 and 2002 consolidated financial statements present fairly, in all material respects, the financial position of the Company as of November 30, 2003 and 2002, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

        As discussed above, the consolidated financial statements of the Company for the year ended November 30, 2001 were audited by other auditors who have ceased operations. As described in Note 2, those consolidated financial statements have been revised to reflect reclassifications and disclosures to conform with the current presentation. Our audit procedures with respect to the reclassifications included (i) comparing the previously reported financial statement line items or disclosure amounts to previously issued financial statements, (ii) comparing the reclassification amounts to the Company's underlying analyses obtained from management, and (iii) testing the mathematical accuracy of the underlying analyses. Our audit procedures with respect to the disclosures included agreeing the additional disclosures to the Company's underlying records obtained from management. In our opinion, such reclassifications and disclosures are appropriate and have been properly applied. However, we were not engaged to audit, review or apply any procedures to the 2001 consolidated financial statements of the Company other than with respect to such reclassifications and disclosures and, accordingly, we do not express an opinion or any other form of assurance on the 2001 consolidated financial statements taken as a whole.

        As discussed in Note 2 to the consolidated financial statements, effective December 1, 2002, the Company changed its method of accounting for goodwill and other intangible assets to conform to Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets".

Deloitte & Touche LLP
New York, New York
May 26, 2004 (except for Note 29, as to which the date is June 16, 2004)

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the shareholders of Stolt-Nielsen S.A.:

        We have audited the accompanying consolidated balance sheets of Stolt-Nielsen S.A. (a Luxembourg company) and subsidiaries (the "Company") as of November 30, 2001 and 2000 and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended November 30, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Stolt-Nielsen S.A. and subsidiaries as of November 30, 2001 and 2000 and the results of their operations and their cash flows for each of the three years in the period ended November 30, 2001, in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP*
New York, New York
January 30, 2002

*
This audit report is a copy of the previously issued report of Arthur Andersen LLP covering 2001, 2000 and 1999. The predecessor auditors, Arthur Andersen LLP, have ceased operations and have not reissued their report.

STOLT-NIELSEN S.A.

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the years ended November 30,
	2003	2002	2001
	(in thousands, except per share data)
Operating Revenue:
Stolt-Nielsen Transportation Group:
Tankers	$762,068	$747,220	$818,083
Tank Containers	254,692	227,600	214,368
Terminals	63,896	58,549	78,447

	1,080,656	1,033,369	1,110,898
Stolt Offshore	1,482,273	1,437,488	1,255,938
Stolt Sea Farm	461,817	435,706	374,378
Corporate and other	1,624	1,581	418

	3,026,370	2,908,144	2,741,632

Operating Expenses:
Stolt-Nielsen Transportation Group:
Tankers	615,617	596,016	655,399
Tank Containers	208,921	183,816	173,583
Terminals	41,147	37,576	48,298

	865,685	817,408	877,280
Stolt Offshore	1,590,574	1,395,007	1,161,553
Stolt Sea Farm	481,939	427,704	350,963

	2,938,198	2,640,119	2,389,796

Gross Profit	88,172	268,025	351,836
Equity in net (loss) income of non-consolidated joint ventures	(11,143)	13,981	13,014
Administrative and general expenses	(241,695)	(210,636)	(209,499)
Impairment of Stolt Offshore tangible fixed assets	(176,522)	—	—
Write-off of goodwill	(2,360)	(118,045)	—
Write-off of Comex trade name	—	—	(7,932)
Restructuring charges	(18,373)	(9,601)	—
(Loss) gain on disposal of assets, net	(1,417)	10,262	14,275
Other operating (expense) income, net	(6,508)	(3,110)	1,219

(Loss) Income from Operations	(369,846)	(49,124)	162,913

Non-Operating (Expense) Income:
Interest expense	(99,823)	(95,612)	(119,155)
Interest income	7,051	2,549	5,297
Foreign currency exchange gain (loss), net	13,364	1,155	(2,056)

	(79,408)	(91,908)	(115,914)

(Loss) Income before Income Tax Provision and Minority Interest	(449,254)	(141,032)	46,999
Income tax provision	(15,272)	(17,969)	(27,561)

(Loss) Income before Minority Interest	(464,526)	(159,001)	19,438
Minority interest	148,540	56,196	4,254

Net (Loss) Income	$(315,986)	$(102,805)	$23,692

(Loss) Earnings per Common Share and Equivalents:
Basic	$(5.75)	$(1.87)	$0.43
Diluted	$(5.75)	$(1.87)	$0.43

Weighted Average Number of Common Shares and Equivalents Outstanding:
Basic	54,949	54,930	54,870
Diluted	54,949	54,930	55,303

See notes to consolidated financial statements.

STOLT-NIELSEN S.A.

CONSOLIDATED BALANCE SHEETS

	As of November 30,
	2003	2002
	(in thousands)
ASSETS
Current Assets:
Cash and cash equivalents	$150,039	$22,873
Trade receivables (net of allowance for doubtful accounts of $24,092 in 2003 and $13,506 in 2002)	520,325	573,041
Inventories	251,127	231,498
Receivables from related parties	33,260	74,936
Restricted cash deposits	27,549	2,100
Prepaid expenses	84,857	113,971
Assets held for sale	106,152	—
Other current assets	14,837	11,095

Total Current Assets	1,188,146	1,029,514

Fixed Assets, at Cost:
SNTG Tankers	1,649,745	1,748,672
SNTG Tank containers	103,628	102,154
SNTG Terminals	286,771	260,642
Stolt Offshore	933,336	1,188,607
Stolt Sea Farm	252,350	225,841
Other	54,008	59,360

	3,279,838	3,585,276
Less—accumulated depreciation and amortization	(1,238,694)	(1,190,151)

	2,041,144	2,395,125
Investments in and advances to non-consolidated joint ventures	138,835	130,853
Deferred income tax assets	27,572	28,726
Goodwill	42,481	43,625
Other intangible assets, net	31,244	42,332
Other non-current assets	110,023	116,900

Total Assets	$3,579,445	$3,787,075

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
Short-term bank loans	$479,448	$331,985
Current maturities of long-term debt and capital lease obligations	242,582	165,067
Accounts payable	615,066	434,993
Accrued voyage expenses	45,859	49,314
Accrued expenses	158,256	252,449
Liabilities pertaining to assets held for sale	57,855	—
Other current liabilities	89,491	30,596

Total Current Liabilities	1,688,557	1,264,404

Long-term debt and capital lease obligations	977,667	1,155,010
Deferred income tax liabilities	24,944	20,737
Other non-current liabilities	141,710	153,965
Minority interest	52,353	203,140
Commitments and contingencies (Notes 19 and 20)
Shareholders' Equity:
Founder's shares: no par value—30,000,000 shares authorized, 15,659,549 shares issued in 2003 and 2002 at stated value, less 1,922,203 Treasury shares in 2003 and 2002	—	—
Common shares: no par value—120,000,000 shares authorized, 62,638,197 shares issued in 2003 and 2002 at stated value	62,639	62,639
Paid-in surplus	335,499	340,893
Retained earnings	448,498	778,290
Accumulated other comprehensive loss, net	(18,398)	(57,979)

	828,238	1,123,843
Less—Treasury stock-at cost, 7,688,810 Common shares in 2003 and 2002	(134,024)	(134,024)

Total Shareholders' Equity	694,214	989,819

Total Liabilities and Shareholders' Equity	$3,579,445	$3,787,075

See notes to consolidated financial statements.

STOLT-NIELSEN S.A.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Capital Stock	Paid-in Surplus	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Loss, net	Comprehensive Income (Loss)
	(in thousands, except per share data)
Balance, December 1, 2000	$62,533	$383,353	$(134,024)	$884,959	$(100,989)
Exercise of stock options for 74,413 Common shares	74	846	—	—	—
Issuance of 7,680,775 Founder's shares	—	—	—	—	—
Cash dividends paid—$0.25 per Common share	—	—	—	(13,714)	—
Cash dividends paid—$0.005 per Founder's share	—	—	—	(40)	—
Net income	—	—	—	23,692	—	$23,692

Other comprehensive income (loss):
Translation adjustments, net	—	—	—	—	8,554	8,554
Unrealized loss on securities	—	—	—	—	(8,761)	(8,761)
Minimum pension liability adjustment, net of tax benefit of $2,840	—	—	—	—	(4,260)	(4,260)
Transition adjustment upon adoption of SFAS No. 133	—	—	—	—	(5,083)	(5,083)
Net gains on cash flow hedges reclassified into earnings	—	—	—	—	3,482	3,482

Other comprehensive loss, net						(6,068)

Comprehensive income						$17,624

Balance, November 30, 2001	62,607	384,199	(134,024)	894,897	(107,057)
Exercise of stock options for 31,638 Common shares	32	312	—	—	—
Issuance of 4,910 Founder's shares	—	—	—	—	—
Cash dividends paid—$0.25 per Common share	—	—	—	(13,733)	—
Cash dividends paid—$0.005 per Founder's share	—	—	—	(69)	—
Settlement of share price guarantees by Stolt Offshore	—	(29,372)	—	—	—
Impact of debt to equity conversions with Stolt Offshore	—	(14,246)	—	—	—
Net loss	—	—	—	(102,805)	—	$(102,805)

Other comprehensive income (loss):
Translation adjustments, net	—	—	—	—	37,896	37,896
Unrealized loss on securities	—	—	—	—	(3,427)	(3,427)
Minimum pension liability adjustment, net of tax benefit of $3,111	—	—	—	—	(5,081)	(5,081)
Net gains on cash flow hedges reclassified into earnings	—	—	—	—	19,690	19,690

Other comprehensive income, net						49,078

Comprehensive loss						$(53,727)

Balance, November 30, 2002	62,639	340,893	(134,024)	778,290	(57,979)
Cash dividends paid—$0.25 per Common share	—	—	—	(13,737)	—
Cash dividends paid—$0.005 per Founder's share	—	—	—	(69)	—
Settlement of share price guarantees by Stolt Offshore	—	(5,394)	—	—	—
Net loss	—	—	—	(315,986)	—	$(315,986)

Other comprehensive income (loss):
Translation adjustments, net	—	—	—	—	25,562	25,562
Change in unrealized gains and losses on securities	—	—	—	—	15,365	15,365
Minimum pension liability adjustment, net of tax provision of $(4,542)	—	—	—	—	197	197
Net losses on cash flow hedges reclassified into earnings	—	—	—	—	(1,543)	(1,543)

Other comprehensive income, net						39,581

Comprehensive loss						$(276,405)

Balance, November 30, 2003	$62,639	$335,499	$(134,024)	$448,498	$(18,398)

See notes to consolidated financial statements.

STOLT-NIELSEN S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended November 30,
	2003	2002	2001
	(in thousands)
Cash Flows from Operating Activities:
Net (Loss) Income	$(315,986)	$(102,805)	$23,692
Adjustments to Reconcile Net (Loss) Income to
Net Cash Provided by Operating Activities:
Depreciation of fixed assets	191,401	197,837	201,568
Amortization of intangible assets	4,041	11,294	9,859
Impairment of tangible fixed assets	176,522	—	—
Write-off of goodwill	2,360	118,045	—
Write-off of Comex trade name	—	—	7,932
Amortization of drydock costs	25,490	27,458	20,141
Provisions (reversals/benefits) for reserves and deferred taxes	15,037	(16,871)	(13,048)
Equity in net (income) loss of non-consolidated joint ventures	11,143	(13,981)	(13,014)
Minority interest	(148,540)	(56,196)	(4,254)
Loss (gain) on disposal of assets, net	1,417	(10,262)	(14,275)
Changes in Operating Assets and Liabilities, Net of Effect of Acquisitions and Divestitures:
Decrease (increase) in trade receivables	91,621	44,091	(146,350)
Decrease (increase) in inventories	(30,237)	(41,053)	16,695
Decrease (increase) in prepaid expenses and other current assets	2,259	(24,176)	17,740
Net realized and unrealized mark to market hedging transaction	(11,469)	—	—
Increase in accounts payable and accrued expenses	60,164	16,671	36,147
Payments of drydock costs	(18,873)	(38,405)	(31,644)
Dividends from non-consolidated joint ventures	25,010	20,829	12,710
Other, net	155	4,157	(830)

Net Cash Provided by Operating Activities	81,515	136,633	123,069

Cash Flows from Investing Activities:
Capital expenditures	(88,052)	(122,588)	(202,880)
Proceeds from sales of ships and other assets	102,683	158,029	77,001
Acquisition of subsidiaries, net of cash acquired	—	(2,234)	(80,658)
Settlement of share price guarantees by Stolt Offshore	(12,447)	(60,557)	—
Amounts from (investments in and advances to) affiliates and others, net	10,993	1,543	(31,156)
(Increase) decrease in restricted cash deposits	(25,433)	(179)	2,546
Other, net	40	(2,178)	(9,214)

Net Cash Used in Investing Activities	(12,216)	(28,164)	(244,361)

Cash Flows from Financing Activities:
Increase in loans payable to banks, net	147,110	45,234	144,167
Repayment of long-term debt	(238,807)	(109,920)	(82,157)
Principal payments under capital lease obligations	(598)	(24,066)	(9,510)
Proceeds from issuance of long-term debt—ship financing/other	148,320	50,242	77,546
Repurchase of shares by Stolt Offshore	(1,002)	(56,493)	—
Proceeds from exercise of stock options in the Company and Stolt Offshore	—	449	1,308
Proceeds from monetization of hedges	16,827	—	—
Dividends paid to SNSA shareholders	(13,806)	(13,802)	(13,754)
Dividends paid to minority interests	(2,194)	(2,352)	—

Net Cash Provided by (Used In) Financing Activities	55,850	(110,708)	117,600

Effect of exchange rate changes on cash	2,017	247	(213)

Net Increase (Decrease) in Cash and Cash Equivalents	127,166	(1,992)	(3,905)
Cash and cash equivalents at beginning of year	22,873	24,865	28,770

Cash and Cash Equivalents at End of Year	$150,039	$22,873	$24,865

See notes to consolidated financial statements.

STOLT-NIELSEN S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    The Company

Nature of Business Operations

        Stolt-Nielsen S.A. ("SNSA"), a Luxembourg company, and subsidiaries (collectively, the "Company") are primarily engaged in three businesses: Transportation, Offshore Construction, and Seafood.

        The Transportation business, which is carried out through Stolt-Nielsen Transportation Group Ltd. ("SNTG"), is engaged in the worldwide transportation, storage, and distribution of bulk liquid chemicals, edible oils, acids, and other specialty liquids providing its customers with integrated logistics solutions.

        The Offshore Construction business is carried out through Stolt Offshore S.A. ("SOSA" or "Stolt Offshore"), a subsidiary in which the Company held a 63.5% economic interest and a 69.2% voting interest as of November 30, 2003. SOSA is a leading offshore contractor to the oil and gas industry, specializing in technologically sophisticated deepwater engineering, flowline and pipeline lay, construction, inspection and maintenance services.

        The Seafood business, wholly-owned by the Company and carried out through Stolt Sea Farm Holdings plc ("SSF"), produces, processes, and markets high quality seafood products, including Atlantic salmon, salmon trout, turbot, halibut, sturgeon, caviar, bluefin tuna, sole and tilapia.

        In early 2000, the Company decided to commercialize its expertise in logistics and procurement. Optimum Logistics Ltd. ("OLL") was established to provide software and professional services for supply chain management in the bulk process industries. The Company sold substantially all of the assets of OLL to Elemica Inc. ("Elemica") in April 2003. SeaSupplier Ltd. ("SSL") was established to provide software and professional services for the procurement process in the marine industry. Both OLL and SSL are included under the caption "Corporate and Other" throughout the consolidated financial statements and notes thereto.

2.    Significant Accounting Policies

Principles of Consolidation

        The consolidated financial statements include the financial statements of all majority-owned companies, unless the Company is unable to control the operations, after the elimination of all significant intercompany transactions and balances.

        SNTG operates the Stolt Tankers Joint Service (the "Joint Service"), an arrangement for the coordinated marketing, operation, and administration of tankers owned or chartered by the Joint Service, which consists of participants in the deep-sea intercontinental parcel tanker market. Net revenue available for distribution to the participants is defined in the Joint Service Agreement as the combined operating revenue of the ships which participate in the Joint Service, less combined voyage expenses, overhead costs, and commission to outside brokers. The net revenue is distributed proportionately to each participant according to a formula which takes into account each ship's cargo capacity, its number of operating days during the period, and an earnings factor assigned. For the years ended November 30, 2003, 2002, and 2001, SNTG received approximately 80%, 80% and 74%, respectively, of the net revenues of the Joint Service. The financial statements of the Joint Service have been consolidated in the accompanying consolidated financial statements, with a provision included in tanker operating expenses for the amount of profit distributed to the minority participants. These provisions were approximately $66.9 million, $71.9 million, and $100.3 million for the years ended November 30, 2003, 2002, and 2001, respectively, and include amounts distributed to non-consolidated joint ventures of SNTG of $38.4 million, $40.5 million, and $42.0 million. The amounts distributed are net of commissions to SNTG of $1.9 million, $2.2 million, and $2.0 million for 2003, 2002 and 2001, respectively. As of November 30, 2003 and 2002, the net amounts payable by the Joint Service to participants in which SNTG holds an equity interest were $3.6 million and $2.7 million, respectively. Total amounts payable to minority Joint Service participants, other than those in which SNTG holds an equity interest, were $6.3 million and $2.0 million as of November 30, 2003 and 2002, respectively. These amounts are included in "Other current liabilities" in the accompanying consolidated balance sheets as of November 30, 2003 and 2002.

Revenue Recognition

        SNTG—Tankers    The operating results of voyages in progress at the end of each reporting period are estimated and pro-rated on a per day basis for inclusion in the consolidated statements of operations. The consolidated balance sheets reflect the deferred portion of revenues and expenses on voyages in progress at the end of each reporting period as applicable to the subsequent period. As of November 30, 2003 and 2002, deferred revenues of $24.1 million and $25.2 million, respectively, are included in "Accrued voyage expenses" in the accompanying consolidated balance sheets.

        SNTG—Tank Containers    Revenues for tank containers relate primarily to short-term shipments, with the freight revenue and estimated expenses recognized when the tanks are shipped, based upon contract rates. Additional miscellaneous revenues earned from other sources are recognized after completion of the shipment.

        SNTG—Terminals    Revenues for terminal operations consist of rental income for the utilization of storage tanks by its customers, with the majority of rental income earned under long-term contracts. These contracts generally provide for fixed rates for the use of the storage tanks and/or the throughput of commodities pumped through the facility. Revenues can also be earned under short-term agreements contracted at spot rates. Revenue is recognized over the time period of usage, or upon completion of specific throughput measures, as specified in the contracts.

        SOSA    Long-term contracts of SOSA are accounted for using the percentage-of-completion method. SOSA applies Statement of Position 81-1 "Accounting for Performance of Certain Construction-Type Projects." Revenue and gross profit are recognized each period based upon the advancement of the work-in-progress unless the stage of completion is insufficient to enable a reasonably certain forecast of gross profit to be established. In such cases, no gross profit is recognized during the period. The percentage-of-completion is calculated based on the ratio of costs incurred to date to total estimated costs. The percentage of completion method requires SOSA to make reasonably dependable estimates of progress toward completion of such contracts and contract costs. Provisions for anticipated losses are made in the period in which they become known.

        A major portion of SOSA's revenue is billed under fixed-price contracts. However, due to the nature of the services performed, variation orders and claims are commonly billed to the customers in the normal course of business and are recognized as contract revenue where recovery is probable and can be reasonably estimated. In addition, some contracts contain incentive provisions based upon performance in relation to established targets, which are recognized in the contract estimates when deemed realizable. As of November 30, 2003, no significant revenue relating to unagreed claims or disputed receivables was included in reported revenues or receivables that has not been subsequently collected in full.

        During the course of multi-year projects the accounting estimate for the current period and/or future periods may change. The effect of such a change, which can be upward as well as downward, is accounted for in the period of change or prior to the issuance of the financial statements. These revisions to estimates will not result in restating amounts in previous periods. Revisions of estimates are calculated on a regular basis.

        The financial reporting of SOSA's contracts depends on estimates, which are assessed continually during the term of these contracts. Recognized revenues and profits are subject to revisions as the contract progresses to completion and revisions in profit estimates are reflected in the period in which the facts that give rise to the revision become known. The net (adverse)/positive effect on net loss of SOSA (before minority interest impact) of significant revisions to contract estimates was $(216.0) million in 2003, $(58.8) million in 2002 and $2.4 million in 2001.

        SSF    SSF recognizes revenue either on dispatch of product to customers, in the case of sales that are made on FOB processing plant terms, or on delivery of product to customers, where the terms of the sale are CIF (Cost, Insurance and Freight) and DDP (Delivered Duty Paid). The amount recorded as revenue includes all amounts invoiced according to the terms of the sale, including shipping and handling costs billed to customers, and is after deductions for claims or returns of goods, rebates and allowances against the price of the goods, and bad or doubtful debt provisions and write-offs.

        Corporate and Other    OLL and SSL have various types of fee income, including non-refundable subscription fees and transaction fees. Subscription fees that are billed in advance are recorded as revenue over the subscription period. Transaction fees that are based upon the number or value of transactions are recorded as earned as the related service transactions are performed.

Concentration of Credit Risk

        The Company's trade receivables are from customers across all lines of its business. The Company extends credit to its customers in the normal course of business. The Company regularly reviews its accounts and estimates the amount of uncollectible receivables each period and establishes an allowance for uncollectible amounts. The amount of the allowance is based on the age of unpaid amounts, information about the current financial strength of customers, and other relevant information. Management does not believe significant risk exists in connection with the Company's concentrations of credit at November 30, 2003.

Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the dates of the financial statements and reported amounts of revenues and expenses during the year. On an on-going basis, management evaluates the estimates and judgments, including those related to the percentage of completion accounting for construction projects, recognition of revenue in respect of variation orders and claims, tanker voyage accounting and container move cost estimates, future drydock dates, inventories and fish mortality, the carrying value of non-consolidated joint ventures, the selection of useful lives for tangible fixed and intangible assets, expected future cash flows from long-lived assets to support impairment tests, provisions necessary for trade receiveables, income tax valuation allowances, provisions for legal disputes, restructuring costs, pension benefits, and contingencies. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Recognition of Provisions for Legal Claims, Suits and Complaints

        The Company, in the ordinary course of business, is subject to various claims, suits and complaints. Management, in consultation with internal and external advisers, will provide for a contingent loss in the financial statements if the contingency had been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 5, "Accounting for Contingencies", as interpreted by the Financial Accounting Standards Board ("FASB") Interpretation No. 14, "Reasonable Estimation of the Amount of a Loss", if the Company has determined that the reasonable estimate of the loss is a range and that there is no best estimate within the range, the Company will provide the lower amount of the range. See Note 19, "Commitments and Contingencies" and Note 20, "Legal Proceedings" for further discussion.

Environmental Matters

        Accruals for environmental matters are recorded when it is probable that a liability has been incurred or an asset impaired and the amount of the loss can be reasonably estimated. Liabilities for environmental matters require evaluations of relevant environmental regulations and estimates of future remediation alternatives and costs. See Note 19, "Commitments and Contingencies" and Note 20, "Legal Proceedings" for further discussion.

Foreign Currency Translation

        SNSA, incorporated in Luxembourg, has U.S. dollar share capital and dividends are expected to be paid in U.S. dollars. SNSA's reporting currency and functional currency is the U.S. dollar.

        The Company translates the financial statements of its non-U.S. subsidiaries into U.S. dollars from their functional currencies (usually local currencies) in accordance with the provisions of SFAS No. 52, "Foreign Currency Translation". Under SFAS No. 52, assets and liabilities denominated in foreign currencies are translated at the exchange rates in effect at the balance sheet date. Revenues and expenses are translated at exchange rates which approximate the average rate prevailing during the period. The resulting translation adjustments are recorded in a separate component of "Accumulated other comprehensive loss, net" as "Translation adjustments, net" in the accompanying consolidated statements of shareholders' equity. Exchange gains and losses resulting from transactions denominated in a currency other than the functional currency are included in "Foreign currency exchange gain (loss), net" in the accompanying consolidated statements of operations.

        In the fourth quarter of 2003, SSF redesignated certain long-term non-functional currency intercompany loans within the SSF group (which are eliminated in consolidation) from long term and permanent in nature to short term. Following this redesignation, SSF prospectively recognized $13.7 million in foreign currency exchange gains in 2003. The redesignation of such loans was due to the deterioration in the SSF group liquidity situation and related restrictions on additional funding from SNTG to SSF. Translated gains and losses previously classified within cumulative translation adjustments, net ("CTA") prior to the redesignation will remain in CTA.

Restructuring Charges

        The Company accounts for restructuring charges in respect of existing post-employment plans, which includes statutory legal requirements to pay redundancy costs, under SFAS No. 112 "Employer's Accounting for Post Employment Benefits". In these circumstances the Company recognizes a provision for redundancy costs at the date that it is probable that the employee will be entitled to the benefits and when these can be reasonably estimated.

        Where the termination costs are of a "one-time" involuntary nature the Company applies SFAS No. 146 "Accounting for Costs Associated with Exit and Disposal Activities". This includes costs for redundancies, which are over and above the statutory requirements, and the costs for vacated property. The Company provides for these costs at fair value at the date the termination plans are communicated to employees and when the Company is committed to the plan, and it is unlikely that significant changes will be made to the plan.

Capitalized Interest

        Interest costs incurred during the construction period of significant assets are capitalized and charged to expense over the lives of the related assets. The Company capitalized $0.5 million, $0.2 million, and $4.1 million of interest in fiscal years 2003, 2002, and 2001, respectively.

Sale of Stock by Subsidiaries

        The Company's policy is to record gains and losses on sales of stock by its subsidiaries through the consolidated statement of operations, net of the reduction in its economic interest in the subsidiary, unless realization of the gain is uncertain at the time of the sale.

Income Taxes

        The Company accounts for income taxes under the provisions of SFAS No. 109, "Accounting For Income Taxes". SFAS No. 109 requires recognition of deferred tax assets and liabilities for the estimated future tax consequences of events attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted rates in effect for the year in which the differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of changes in tax rates is recognized in the statement of operations in the period in which the enactment date changes. Deferred tax assets are reduced through the establishment of a valuation allowance at such time as, based on available evidence, it is more likely than not that the deferred tax assets will not be realized.

        Provision for income taxes on unremitted earnings is made only for those amounts that are not considered to be permanently reinvested.

Earnings per Share

        Basic earnings per share ("EPS") is computed by dividing net income (loss) by the weighted average number of shares outstanding during the period. Diluted EPS is computed by adjusting the weighted average number of shares outstanding during the period for all potentially dilutive shares and equivalents outstanding during the period using the treasury stock method. As further discussed in Note 23, "Capital

Stock, Founder's Shares and Dividends Declared," Founder's shares, which provide the holder thereof with certain control features, only participate in earnings to the extent of $0.005 per share for years in which dividends are declared, and are limited to $0.05 per share upon liquidation. For purposes of computing EPS, dividends paid on Founder's shares are deducted from earnings to arrive at earnings available to Common shareholders.

        All share data, per share data and other references throughout these financial statements have been restated to reflect the share reclassification on March 7, 2001 whereby Class B Shares were reclassified to Common Shares on a one-for-one basis.

        The outstanding stock options under the Company's 1987 Stock Option Plan and 1997 Stock Option Plan are included in the diluted EPS calculation to the extent they are dilutive. The following is a reconciliation of the numerator and denominator of the basic and diluted EPS computations.

	For the years ended November 30,
	2003	2002	2001
	(in thousands, except per share data)
Net (Loss) Income	$(315,986)	$(102,805)	$23,692
Less: Dividends on Founder's shares	(69)	(69)	(40)

Net (loss) income attributable to Common shareholders	$(316,055)	$(102,874)	$23,652

Basic weighted average shares outstanding	54,949	54,930	54,870
Dilutive effect of options issued to executives (Note 24)	—	—	433

Diluted weighted average shares outstanding	54,949	54,930	55,303

Basic (Loss) Earnings per share	$(5.75)	$(1.87)	$0.43
Diluted (Loss) Earnings per share	(5.75)	(1.87)	0.43

        Outstanding options to purchase 2,630,003 shares were not included in the computation of diluted earnings per share for the year ended November 30, 2001 because to do so would have been antidilutive. The diluted loss per share for the years ended November 30, 2003 and 2002 do not include common share equivalents in respect to share options of 117,648 and 181,561, respectively, as their effect would be antidilutive. All outstanding options to purchase 3,962,918 and 3,423,080 shares were excluded from the calculation of diluted EPS in 2003 and 2002, respectively, as the Company incurred net losses in these years. Refer to Note 24, "Stock Option Plan" for further discussion.

Cash and Cash Equivalents

        Cash and cash equivalents include time deposits and certificates of deposit with an original maturity of three months or less.

Inventories

        SOSA inventories and work in progress are stated at the lower of cost or net realizable value, with adequate provisions made against slow moving and obsolete items. Costs are determined in accordance with the weighted-average cost method.

        SSF's raw materials, biomass, and finished goods are valued at average production cost or market price, whichever is lower. Finished goods consist of frozen and processed fish products. SSF capitalizes all direct and indirect costs of producing fish into inventory. This includes depreciation of production assets, and farming overheads up to a site or farming regional management level. Normal mortalities (mortalities that are natural and expected as part of the life cycle of growing fish) are accounted for by removing the biomass from the records, so that the accumulated capitalized costs are spread over the lower remaining biomass. Abnormal mortalities (higher than natural or expected mortalities due to disease, accident or any other abnormal cause) are accounted for by removing the biomass from the records and writing off the accumulated costs associated with that biomass at the time of the mortality.

        Costs are released to the profit and loss account as the fish are harvested and sold, based on the accumulated costs capitalized into inventory at the start of the month of harvesting, and in proportion to the number of fish or biomass of fish harvested as a proportion of the total at the start of the period. Harvesting, processing, packaging and freight costs, which comprise most of the remaining operating expenses, are expensed in the period in which they are incurred.

        SSF recorded provisions and write-downs totaling $14.8 million, $3.6 million and $5.2 million in 2003, 2002 and 2001, respectively, against the carrying value of inventories, as included in "Operating expenses" in the consolidated statements of operations.

Assets Held for Sale

        The Company classifies assets and disposal groups as being held for sale in accordance with SFAS No. 144, "Accounting for the Impairment or the Disposal of Long-Lived Assets", when the following criteria are met: management has committed to a plan to sell the asset (disposal group); the asset (disposal group) is available for immediate sale in its present condition; an active program to locate a buyer and other actions required to complete the plan to sell the asset (disposal group) have been initiated; the sale of the asset (disposal group) is probable, and transfer of the asset (disposal group) is expected to qualify for recognition as a completed sale within one year; the asset (disposal group) is being actively marketed for sale at a price that is reasonable in relation to its current fair value and actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

        Long-lived assets or disposal groups classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. These assets are not depreciated once they meet the criteria to be held for sale.

Depreciation of Fixed Assets

        Fixed assets are recorded at cost. Assets acquired pursuant to capital leases are capitalized at the present value of the underlying lease obligations and amortized on the same basis as fixed assets described below unless the term of the lease is shorter.

        Depreciation of fixed assets is recorded on a straight-line basis over the useful lives of the assets as follows:

SNTG
Parcel Tankers and Barges	20 to 25 years
Tank Containers	20 years
Terminal Facilities:
Tanks and structures	35 to 40 years
Other support equipment	10 to 35 years
Buildings	40 to 50 years
Other Assets	3 to 10 years
SOSA
Construction Support Ships:
Deepwater heavy construction ships	9 to 25 years
Light construction and survey ships	10 years
Pipelay barges and anchor ships	7 to 20 years
Operating Equipment	7 to 10 years
Buildings	20 to 33 years
Other assets	5 to 10 years
SSF
Transportation equipment	4 to 7 years
Operating equipment	4 to 10 years
Buildings	20 years
Other Assets	4 to 10 years

        Ships are depreciated to a residual value of approximately 10% of acquisition cost, which reflects management's estimate of salvage or otherwise recoverable value. No residual value is assumed with respect to other fixed assets. Depreciation expense, which excludes amortization of capitalized drydock costs, for the years ended November 30, 2003, 2002, and 2001, was $191.4 million, $197.8 million, and $201.6 million, respectively.

        The Company adopted SFAS No. 143, "Accounting for Asset Retirement Obligations" as of December 1, 2002. This statement requires entities to record a legal obligation associated with the retirement of a tangible long lived asset in the period in which it is incurred. In connection with the adoption of SFAS No. 143 in fiscal 2003, the Company recorded assets and liabilities associated with certain of its SSF facilities of approximately $1.6 million, with no material impact on its results of operations.

        Drydock costs are accounted for under the deferral method, whereby the Company capitalizes its drydock costs and amortizes them over the period until the next drydock. Amortization of capitalized drydock costs was $25.5 million, $27.5 million, and $20.1 million for the years ended November 30, 2003, 2002, and 2001, respectively. The unamortized portion of capitalized drydock costs of $51.7 million and $62.1 million is included in "Other non-current assets" in the accompanying consolidated balance sheets at November 30, 2003 and 2002, respectively.

        Maintenance and repair costs, which exclude amortization of the costs of ship surveys, drydock, and renewals of tank coatings, for the years ended November 30, 2003, 2002, and 2001, were $86.8 million, $83.2 million, and $79.9 million, respectively, and are included in "Operating Expenses" in the accompanying consolidated statements of operations.

Research and Development Costs

        The costs for research and development are expensed as incurred.

Software and Website Development Costs

        The Company accounts for costs of developing internal use software and its websites in accordance with AICPA Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," and Emerging Issues Task Force Issue No. 00-2, "Accounting for Website Development Costs." Accordingly, the Company expenses all costs incurred that relate to the planning and post implementation phases of development. Costs incurred in the development phase are capitalized and amortized over the expected useful life of the software, generally between three and five years. Such costs capitalized amounted to $2.2 million in 2001. No such costs were capitalized in 2003 and 2002. Costs associated with the repair or maintenance of the existing website or the development of website content are expensed as incurred.

Financial Instruments

        The Company enters into forward exchange and options contracts to hedge foreign currency transactions on a continuing basis for periods consistent with its committed and forecasted exposures. This hedging minimizes the impact of foreign exchange rate movement on the Company's U.S. dollar results. The Company's foreign exchange contracts do not subject the Company's results of operations to risk due to exchange rate movements because gains and losses on these contracts offset gains and losses on the assets and liabilities being hedged. Generally, currency contracts designated as hedges of commercial commitments mature within two years.

        For each derivative contract the relationship between the hedging instrument and hedged item, as well as its risk-management objective and strategy for undertaking the hedge is formally documented. This process includes linking all derivatives that are designated as fair-value, cash-flow, or foreign-currency hedges to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. Contracts are held to their maturity date matching the hedge with the asset or liability hedged. The derivative instrument terms (currency, maturity, amount) are matched against the underlying asset or liability resulting in hedge effectiveness. Hedges are never transacted for trading purposes or speculation.

        Unrealized gains and losses on foreign exchange contracts designated as a cash flow hedge are recorded in "Accumulated other comprehensive loss, net" and as an asset or liability on the balance sheet. On maturity, the hedge contract gains or losses are included in the underlying commercial transaction. For hedge contracts designated as a fair value hedge, all realized and unrealized gains or losses are recorded in the consolidated statement of operations.

        The Company also uses interest rate swaps to hedge certain underlying debt obligations. For qualifying hedges, the interest rate differential between the debt rate and the swap rate is reflected as an adjustment to interest expense over the life of the swap in the consolidated statements of operations.

        The Company uses bunker fuel hedge contracts to lock in the price of future forecasted bunker requirements. The hedge contracts are matched against the type of bunker fuel being purchased resulting in effectiveness between the hedge contract and the bunker fuel purchases. Bunker fuel contracts are designated as cash flow hedges and all unrealized gains or losses are recorded in "Accumulated other comprehensive loss, net" and as an asset or liability on the balance sheet. On maturity, the hedge contract gains or losses are reclassified to earnings and therefore included in the underlying cost of the bunker fuel costs in the consolidated statement of operations.

        Refer to Note 26, "Financial Instruments" for further discussion.

Consolidated Statements of Cash Flows

        Cash paid for interest and income taxes was as follows:

	For the years ended November 30,
	2003	2002	2001
	(in thousands)
Interest, net of amounts capitalized	$87,304	$90,346	$117,043
Income taxes	15,737	17,640	20,718

        In 2003, SOSA reduced its receivables from, and increased its investment in, the Sonamet joint venture by $4.5 million.

        Debt assumed in SSF acquisitions in 2001 amounted to $9.4 million. No such amounts were assumed in 2003 and 2002.

Investment Securities

        The Company determines the appropriate classification of equity securities at the time of purchase. Equity securities classified as available for sale are measured at fair value. Material unrealized gains and losses, net of tax, if applicable, are recorded as a separate component of "Accumulated other comprehensive loss, net" until realized. As of November 30, 2003 and 2002 available for sale investments of $1.2 million and $17.2 million, respectively, are included in "Other noncurrent assets" in the accompanying consolidated balance sheets.

Investments in and Advances to Non-consolidated Joint Ventures

        The Company has equity investments of 50% or less in various affiliated companies which are accounted for using the equity method. Equity investments in non-consolidated joint ventures are recorded net of dividends received. In circumstances where the Company owns more than 50% of the voting interest, but the Company's ability to control the operation of the investee is restricted by the significant participating interest held by another party, the investment is accounted for under the equity method of accounting.

        The Company accrues losses in excess of the investment value when the Company is committed to provide ongoing financial support to the joint venture.

Impairment of Investments in Non-consolidated Joint Ventures

        The Company reviews its investments in non-consolidated joint ventures periodically to assess whether there is an "other than temporary" decline in the carrying value of the investment. The Company considers whether there is an absence of an ability to recover the carrying value of the investment by reference to projected undiscounted cash flows for the joint venture. If the projected undiscounted future cash flow is less than the carrying amount of the asset, the asset is deemed impaired. The amount of the impairment is measured as the difference between the carrying value and the fair value of the asset.

Goodwill and Other Intangible Assets

        In July 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 142 changed the method by which companies recognize intangible assets in business combinations and generally requires identifiable intangible assets to be recognized separately from goodwill. Amortization of all existing and newly acquired goodwill and indefinite lived intangible assets on a prospective basis ceased as of December 1, 2002, the date of adoption of SFAS No. 142, and thereafter all goodwill and intangibles with indefinite lives are tested for impairment at least annually, and on an interim basis when conditions require, based on the fair value of the reporting unit associated with the respective intangible asset. There were no impairment charges upon the adoption of SFAS No. 142 although there were certain impairment charges recognized during the year. See Note 6, "Goodwill and Other Intangible Assets" for further discussion. If SFAS No. 142 had been applied to goodwill and indefinite lived intangible assets in prior years, management believes full year net (loss) income would have improved by approximately $3.4 million and $6.2 million, or $0.06 and $0.11 per share for 2002 and 2001, respectively.

        Goodwill represents the excess of the purchase price over the fair value of certain assets acquired. Goodwill and other intangible assets, which include patents and trademarks, for all acquisitions completed prior to July 1, 2001, were amortized on a straight-line basis, over periods of five to 40 years. The Company continuously monitors the realizable value of goodwill and other intangible assets using expected future cash flows to estimate fair value. Total amortization of goodwill and other intangible assets was $4.0 million, $11.3 million, and $9.9 million in 2003, 2002 and 2001, respectively.

Impairment of Tangible Fixed Assets, Goodwill and Other Intangibles

        In accordance with SFAS No. 142 and SFAS No. 144, "Accounting for Impairment or Disposal of Long-lived Assets", long-lived assets to be held and used are required to be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Goodwill and other intangible assets are reviewed for impairment as discussed above.

        Prior to the implementation of SFAS No. 142 and SFAS No. 144 and through November 30, 2002, the Company followed SFAS No. 121, "Accounting for the Impairment of Long Lived Assets and for Long Lived Assets to be Disposed of", for the review and determination of the impairment of tangible fixed assets, goodwill and other intangibles. In performing the review for recoverability under SFAS No. 121, the Company determined a current market value for the asset or estimated the future cash flows expected to result from the use of the asset and its eventual disposition. If the projected undiscounted future cash flows are less than the carrying amount of the asset, the asset is deemed impaired. The amount of the impairment is measured as the difference between the carrying value and the fair value of the asset. Refer to Note 6, "Goodwill and Other Intangible Assets" for further discussion of asset impairments.

Stock-Based Compensation

        In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation." This statement establishes a fair value method of accounting for an employee stock option or similar equity instrument but allows companies to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." The Company has elected to continue accounting for its stock-based compensation awards to employees and directors under the accounting prescribed by APB Opinion No. 25 and to provide the disclosures required by SFAS No. 123. The Company accounts for the Plans under APB Opinion No. 25, under which no compensation cost has been recognized. Had compensation cost for all stock option grants between 1998 and 2003, including the Plans of the Company and the stock options of SOSA, been determined consistent with SFAS No. 123, the Company's net income (loss) and earnings (loss) per share would be reduced to the following pro forma amounts:

	For the years ended November 30,
	2003	2002	2001
	(in thousands, except for per share data)
Net Income (Loss), As Reported	$(315,986)	$(102,805)	$23,692
Stock-based compensation included in reported income	—	—	—
Total stock-based employee compensation cost determined under the fair value method of accounting, net of minority interest	(4,397)	(4,853)	(4,360)

Net Income (Loss), Pro Forma	$(320,383)	$(107,658)	$19,332

Basic Earnings (Loss) per share:
As Reported	$(5.75)	$(1.87)	$0.43
Pro Forma	(5.83)	(1.96)	0.35
Diluted Earnings (Loss) per share:
As Reported	$(5.75)	$(1.87)	$0.43
Pro Forma	(5.83)	(1.96)	0.35

        The effects of applying SFAS No. 123 in this pro forma disclosure are not indicative of future amounts. SFAS No. 123 does not apply to awards prior to fiscal year 1996, and additional awards in future years are anticipated. Refer to Note 24, "Stock Option Plan" for further discussion.

Comprehensive Income

        SFAS No. 130, "Reporting Comprehensive Income", established rules for the reporting of comprehensive income and its components. Comprehensive income consists of net income, foreign currency translation adjustments, minimum pension liability adjustments, changes in fair value of derivatives and unrealized gains (losses) on securities and is presented in the consolidated statements of share-holders'equity.

        Accumulated other comprehensive loss, as of November 30, 2003 and 2002, consisted of the following:

	2003	2002
	(in thousands)
Cumulative translation adjustments,net	$(25,800)	$(51,362)
Unrealized loss on securities	—	(15,365)
Minimum pension liability adjustment, net of tax and minority interest in SOSA	(9,144)	(9,341)
Net unrealized gain (loss) on cash flow hedges	16,546	18,089

	$(18,398)	$(57,979)

Future Adoption of New Accounting Standards

        In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). This interpretation requires certain disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements of FIN 45 are effective for periods ending after December 15, 2002. The initial recognition and initial measurement requirements of FIN 45 are effective prospectively for guarantees issued or modified after December 31, 2002. SOSA recorded the fair value of guarantees provided in respect of joint ventures of $0.7 million as of November 30, 2003.

        In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-based Compensation—Transition and Disclosure, an amendment of FASB Statement No. 123." This statement amends SFAS No. 123, "Accounting for Stock-based Compensation", to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of that Statement to require prominent disclosure about the effects on reported net income of an entity's accounting policy decisions with respect to stock-based employee compensation. The Company is continuing to account for stock-based compensation according to APB No. 25, and has disclosed the effects of SFAS No. 123 on reported income in Note 2, "Significant Accounting Policies—Stock-Based Compensation".

        In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities ("VIE")" ("FIN 46"). The objective of the interpretation is to provide guidance for identifying controlling financial interest established by means other than voting interest. It requires consolidation of a VIE by an enterprise that holds such a controlling financial interest (the primary beneficiary). It is intended to require consolidation of VIEs only if those VIEs do not effectively disperse the risk and benefits among the various parties involved. On December 24, 2003, the FASB issued a revision of FIN 46 ("the Revised Interpretation" or "FIN 46R".) Revised Interpretation 46 modified both the proposed modifications and other decisions previously issued through certain FASB Staff Positions and supercedes the original FIN 46 to include (i) deferring the effective date for certain VIEs, (ii) providing additional scope exceptions for certain VIEs, (iii) clarifying the impact of troubled debt restructurings on the requirements to consider (a) whether an entity is a VIE or (b) which party is a primary beneficiary, and (c) providing additional guidance on what constitutes a variable interest. The Company will apply the interpretation to pre-existing

VIEs in 2004. FIN 46 and FIN 46R will require certain leases of the Company to be recorded on the balance sheet, as disclosed further in Note 18, "Variable Interest Entities".

        In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable financial instruments of nonpublic entities. The adoption of SFAS No. 150 did not have a material impact on our financial position or results of operations.

        In December 2003, the FASB revised SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits (revised 2003)". The revised standard does not change the measurement and recognition provisions of SFAS No. 87 or SFAS No. 106, but adds significant new disclosure requirements. Additional disclosure requirements include enhanced information related to plan assets, investment strategies and policies, rationale used to determine rate of return, measurement date information, and information on pension obligation including expected future benefit payments. This statement will not be effective for the Company until the year ending November 30, 2004.

        In May 2004, the FASB issued Staff Position ("FSP") No. 106-2, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003" ("FSP No. 106-2"). FSP No. 106-2 will supersede FSP No. 106-1 which permits the deferral of recognizing the effects of the Medicare Prescription Drug, Improvement and Modernization Act of 2003 ("the Act") in the accounting for postretirement health care plans under SFAS No. 106 and in providing disclosures related to the plan required by SFAS No. 132. The Company has elected the deferral provided by FSP No. 106-1 and is evaluating the magnitude of the potential favorable impact of FSP No. 106-2 on the financial statements. Amounts included in Note 22, "Pension and Benefit Plans" for the accumulated postretirement benefit obligation and the net periodic postretirement benefit cost do not reflect any amount associated with the subsidy. FSP No. 106-2 is effective for the first interim or annual period beginning after June 15, 2004.

Presentation of Financial Statements

        The 2001 and 2002 consolidated financial statements were revised to reflect reclassifications and disclosures to conform with the current presentation as follows:

  •
  Reclassification of commissions, sublet costs, transshipment and barging expenses for Tankers of $55 million in 2002 and $63 million in 2001 from "Operating Revenue" to "Operating Expenses" in the consolidated statement of operations.

  •
  Reclassification of gain on disposals of assets of $14.3 million in 2001 from "Non-operating (expense) income" to "(Loss) gain on disposal of assets, net", within "(Loss) income from operations" in the consolidated statement of operations.

  •
  Reclassification of other income (loss) of $1.2 million in 2001 from "Non-operating (expense) income" to "Other operating (expense) income, net" within "(Loss) income from operations" in the consolidated statement of operations.

  •
  Reclassification of "Dividends from non-consolidated joint ventures" of $12.7 million in 2001 from "Net cash used in investing activities" to "Net cash provided by operating activities" in the consolidated statements of cash flows.

  •
  Reclassifications within the table reconciling the Company's effective tax rate to the statutory tax rate in Note 9, "Income Taxes".

  •
  Reclassification of the components of the 2002 balances included in inventories in Note 11, "Inventories."

3.    Business Acquisitions

SOSA-NKT Acquisition

        On December 7, 1999, SOSA completed a transaction to form a joint venture entity, NKT Flexibles I/S ("NKT"), a manufacturer of flexible flowlines and dynamic flexible risers for the offshore oil and gas industry. The transaction was effected through the acquisition of Danco A/S, a wholly-owned Norwegian company, which holds the investment in NKT. NKT is owned 51% by NKT Holdings A/S, and 49% by SOSA through Danco A/S. The total consideration for the acquisition was $36.0 million: $10.5 million cash and the issue of 1,758,242 SOSA Class A Shares, with an average guaranteed value of $14.475 per share for a value of $25.5 million. The Class A Shares have subsequently been converted to SOSA Common Shares on a one-for-one basis.

        The acquisition of Danco A/S has been accounted for by the purchase method of accounting and, accordingly, the operating results have been included in the Company's consolidated results of operations from the date of acquisition. The excess of cash paid over the fair value of net assets acquired was recorded as goodwill of $2.1 million at the date of acquisition. The Company accounts for the investment in NKT as a non-consolidated joint venture under the equity method.

        On February 20, 2002, SOSA paid cash of $3.4 million to repurchase 249,621 of its Common Shares previously issued to NKT Holdings A/S at a guaranteed price of $13.65 per share, as shown in the below table. $1.6 million related to the settlement of the minimum share price guarantee, and was the difference between the guaranteed price and the market price of SOSA Common Shares on February 20, 2002. The remaining $1.8 million represented the market value of the shares repurchased. These shares were subsequently sold to SNSA, SOSA's majority shareholder, on November 19, 2002.

        In March 2003, SOSA paid cash of $13.5 million to repurchase 879,121 of its Common Shares from NKT Holding A/S at an average guaranteed price of $15.30 per share, as shown in the below table. These shares represent the remaining balance of shares to be bought back from NKT Holdings A/S by SOSA.

SOSA-ETPM Acquisition

        On December 16, 1999, SOSA acquired approximately 55% of the French offshore construction and engineering company ETPM S.A. ("ETPM"), a wholly-owned subsidiary of Groupe GTM S.A. ("GTM"). GTM was subsequently acquired by Groupe Vinci S.A. ("Vinci"). The remaining 45% of ETPM was acquired by SOSA on February 4, 2000.

        The total consideration for the acquisition was $350.0 million and was comprised of the following items: (i) $111.6 million in cash; (ii) the issue of 6,142,857 SOSA Class A Shares, which have subsequently been converted to SOSA Common Shares on a one-for-one basis, with a minimum guarantee price of $18.50 per share for a total value of $113.6 million; (iii) the assumption of debt of $18.4 million due from ETPM to GTM and debt of $71.0 million due to third parties; (iv) acquisition costs of $3.4 million; and (v) $32.0 million being the net present value at acquisition of a hire purchase arrangement for two ships owned by GTM, the Seaway Polaris and the DLB 801, with an early purchase option after two years.

        The acquisition has been accounted for by the purchase method of accounting and, accordingly, the operating results have been included in the Company's consolidated results of operations from the date of acquisition. There was no goodwill associated with this transaction. As a result of the share price guarantee, the Company recorded an addition to Paid-in Surplus. No gain was recognized in the consolidated statement of operations relative to the issuance of the SOSA Common Shares.

        On May 3, 2002, SOSA paid cash of $113.6 million to repurchase the 6,142,857 of its Common Shares previously issued to Vinci, as shown in the below table. $58.9 million related to the settlement of the minimum share price guarantee. The remaining $54.7 million paid represented the market value of the shares repurchased. These shares were subsequently sold to SNSA during 2002.

        As a result of the settlement of the share price guarantees in 2003 and 2002 by SOSA, the Company recorded a reduction to Paid-in Surplus of $5.4 million and $29.4 million, respectively.

        During 2002, as part of the transactions to settle the share price guarantees in respect of the acquisitions of ETPM and NKT, as described above, SOSA repurchased 6,392,478 SOSA Common Shares which were subsequently issued to the Company as a partial repayment of $38.4 million of a total intercompany loan of $64.0 million. In November 2002, SOSA issued 6,019,287 SOSA Common Shares to SNSA for proceeds of $25.6 million to repay the remaining outstanding portion of the $64.0 million loan provided by SNSA to assist in funding the settlement of these guarantees. The impact on SNSA of debt to equity conversions with SOSA is recorded as a reduction to Paid-in Surplus.

SOSA-Paragon and Litwin Acquisitions

        In 2001, SOSA paid $16.7 million to acquire two engineering services companies, Paragon Engineering Services, Inc. and Ingerop Litwin. These acquisitions generated $10.5 million of goodwill and intangible assets. Total assets acquired and liabilities assumed in the 2001 acquisitions by SOSA amounted to $45.0 million and $28.3 million, respectively.

        The Paragon and Litwin companies are currently held for sale by SOSA. These engineering businesses, which were acquired by SOSA in 2001, are expected to be sold by the end of the third quarter of fiscal year 2004. Certain of the engineering services they have provided will be reintegrated into SOSA's business, and SOSA expects to retain approximately 100 engineers from Paragon and Litwin. Refer to Note 4, "Assets Held for Sale" for further discussion.

        The impact of SOSA's share repurchases on the financial statements of SNSA is summarized in the following table.

	Guaranteed price	Market price on date of repurchase	Number of SOSA Shares purchased	Repurchase of shares by Stolt Offshore	Settlement of share price guarantees by Stolt Offshore	Total Paid
				(in thousands)	(in thousands)	(in thousands)
2003
NKT Holdings A/S	$15.30	$1.14	879,121	$1,002	$12,447	$13,449

2002
NKT Holdings A/S	$13.65	$7.05	249,621	$1,760	$1,647	$3,407
Groupe Vinci S.A.	$18.50	$8.91	6,142,857	54,733	58,910	113,643

Total			6,392,478	$56,493	$60,557	$117,050

SSF Acquisitions

        In 2001 SSF paid $80.6 million for several acquisitions, mainly including Australian Bluefin Pty Ltd., a company involved in the ranching of southern bluefin tuna in Australia, and Sociedad Pesquera Eicosal SA, a producer of Atlantic salmon, salmon trout and coho in Chile. These acquisitions generated $58.5 million of goodwill and intangible assets. Total assets acquired and liabilities assumed in the 2001 acquisitions of SSF amounted to $104.9 million and $24.3 million, respectively. Debt assumed in the SSF acquisitions amounted to $9.4 million.

4.    Assets Held for Sale

        As a part of SOSA's new strategic focus, SOSA is actively seeking to dispose of certain other assets that are not essential to its redefined core business. As at November 30, 2003, the following assets are classified as "Held for sale" in accordance with SFAS No. 144 "Accounting for the Impairment or Disposal of Long-lived Assets."

ROV drill-support

        This business involves around 200 employees worldwide, 44 ROVs and certain ancillary equipment, together with related contracts, and is operated from bases in West Africa, South America and the North Sea. On February 20, 2004, SOSA and the Sonastolt joint venture sold the business to Oceaneering International, Inc. for a sale price of approximately $48 million. SOSA received approximately $28 million in cash after settling the interests of Sonangol, its joint venture partners in Angola, and transaction costs. The sale resulted in a gain of $5.5 million being recorded in the first quarter of 2004.

Serimer DASA

        This is a wholly-owned specialized surface welding services and surface welding equipment manufacturing company with its head office near Paris, France. In addition, Serimer has a sales office in Texas, United States. Serimer DASA provides automatic surface welding services primarily to offshore pipelaying contractors. SOSA closed on the sale of this business at the end of the second quarter of 2004 with gross proceeds of $40 million, prior to transaction costs, to be received early in the third quarter.

Paragon Companies

        The Paragon Companies include Paragon Engineering Holdings Inc., Paragon Engineering Services Inc, Paragon Litwin, and Paragon Italia S.r.l. These engineering businesses, which were acquired in 2001, are expected to be sold early in the third quarter of 2004. Certain of the engineering services they have provided will be re-integrated into SOSA's business, and SOSA expects to retain approximately 100 engineers from the Paragon Companies.

Survey Business

        This business consists of two owned ships (Seaway Legend and Elang Laut), one ship on charter (Seaway Petrel), marine equipment, spare parts and additional equipment, including five survey ROVs. SOSA expects to sell this business by the end of 2004. SOSA intends to outsource its survey work to the buyer of this business.

Assets in the Lobito Yard, Angola

        A large quantity of equipment located in the Lobito Yard on long-term lease to Sonamet, a non-consolidated equity investee of SOSA, was under negotiation for sale to Sonamet at November 30, 2003. The sale was completed in the first quarter of 2004. Net proceeds were $5.4 million, with no gain or loss. An impairment charge of $5.1 million was recorded against these assets during fiscal year 2003.

Vessel Sales

        Since November 30, 2003, SOSA has disposed of the Annette, the Seaway Rover, the Seaway Invincible, and the Seaway Pioneer. Proceeds from these sales were $3.0 million and were received during the first and second quarter of 2004, and a gain of $0.6 million was recorded.

        These assets do not meet the criteria for disclosure as discontinued operations, either because (i) SOSA expects to sign an agreement for continuing utilization of those businesses on an outsourced basis, or (ii) the operations and cash flows from the disposal groups will not be eliminated from SOSA's operations because they will continue to be performed in house at a lower level of operation or purchased from third parties when required.

        As of November 30, 2003, SOSA held assets for sale of $106.2 million and liabilities pertaining to assets held for sale of $57.9 million. A summary of the assets held for sale and the liabilities pertaining to assets held for sale is as follows:

As of November 30, 2003
(in millions)
Assets
Trade receivables	$42.4
Fixed assets, net	52.4
Other current assets	8.1
Other non-curent assets	0.7
Goodwill and other intangible assets	2.6

Total assets held for sale	$106.2

Liabilities
Accounts payable and accrued expenses	$37.1
Other current liabilities	9.8
Other non-current liabilities	11.0

Total liabilities pertaining to assets held for sale	$57.9

5.    Impairment of Tangible Fixed Assets

        In accordance with SFAS No. 144, "Accounting for Impairment or Disposal of Long-lived Assets," long-lived assets are tested for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. SOSA recognized aggregate impairment charges of $176.5 million in fiscal year 2003 in respect of its tangible fixed assets, as follows:

        An impairment charge of $44.2 million was recorded in 2003 related to ships offered for sale. A sales brochure was published in September 2003 by Derrick Offshore, a ship broker acting for SOSA, offering several ships for sale. These included the Seaway Kestrel, Seaway Explorer, Seaway Invincible and the Seaway Rover. The broker provided guidance as to the prices that could be obtained under current market conditions. These prices were at a level substantially below the carrying values of the ships, and were confirmed by a formal valuation in January 2004. An impairment charge was recorded against the carrying value of certain ships, measured on the basis of the broker's valuation.

        An impairment charge of $55.7 million was recorded in 2003 related to LB200 pipelay barge. As part of the business restructuring initiated by SOSA's new management team, a separate trunkline business unit was established in the fourth quarter of fiscal year 2003, specifically dedicated to the marketing and operation of the LB200 pipelay barge. An in-depth review was then performed to determine the predicted worldwide demand for trunkline lay, and the available barges capable of performing this type of work. The outcomes from bid processes during the fourth quarter of fiscal year 2003 were also evaluated. This review resulted in a revised forecast of utilization and future daily charge-out rates for the LB 200, and an impairment charge was recorded on the basis of a fair value calculation using discounted cash flows. An external shipbroker reviewed this calculation at SOSA's request and validated the underlying market assumptions.

        An impairment charge of $42.7 million was recorded in 2003 related to Radial Friction Welding (RFW). The RFW program was started in June 1995 to design and fabricate a high quality ship-mounted welding system for use on 6- to 12-inch flowlines, at a production rate of 200 pipe joints per day. The system was designed not only for welding normal high tensile carbon steels, but also for the emerging premium market for corrosion resistant alloys. However, it proved too large and complex to install on one of SOSA's existing ships and fabrication was suspended in December 2000. In fiscal year 2002, SOSA launched a joint feasibility study with a third party ship-owner to install the equipment on an existing ship, which would be operated as a specialized deep-sea construction ship by a joint venture. The study indicated that adaptation of the existing ship would necessitate substantial additional investment, so SOSA commissioned an agent to identify and attract a further outside investor. SOSA received a status note from this agent on November 28, 2003, confirming that he had been unable to attract any further investors to join the project, which meant that the proposed joint venture could not proceed. Although efforts to find alternative uses for the RFW will continue, the market trend has moved away from corrosion-resistant alloys, and more competitive welding technologies have emerged. It is no longer appropriate to carry this asset other than at scrap value, and an impairment charge has been recorded to reduce the carrying value to zero.

        An impairment charge of $28.8 million was recorded in 2003 related to other ships and offshore equipment. At the time of preparation of the annual operating budget for 2004 and three-year plan in October 2003, SOSA's senior management assessed the level of expected future utilization of all its assets in the light of the business strategies established in the new management's business plan, and a number of assets were found to be under-utilized. The major items included a ship (Seaway Defender), three remote-operated MATIS™ pipe-connectors, nine ROVs, the smartleg platform-deck installation equipment, three trenchers/ploughs, hardsuit diving equipment, and four pipe carousels. The impairment charge was recorded on the basis of fair value calculations performed by SOSA using discounted cash flows.

        An impairment charge of $5.1 million was recorded in 2003 related to Lobito yard assets. This category comprises a large quantity of SOSA's equipment located at the Lobito fabrication yard on long-term lease to Sonamet (a non-consolidated equity investee company in which SOSA holds a 55% interest). The equipment including cranes, tractors, cutting and welding equipment, generators, and vehicles. A buyout proposal from Sonamet to acquire the equipment was received in the fourth quarter of 2003, and an impairment charge was recorded to reduce the carrying value to the expected sales price. The assets were sold to Sonamet at that price after the end of 2003.

6.    Goodwill and Other Intangible Assets

        Goodwill, net of accumulated amortization, is as follows:

	As of November 30,
	2003	2002
	(in millions)
Goodwill	$42.5	$63.0
Accumulated amortization	—	(19.4)

Total	$42.5	$43.6

        Other intangible assets, net of accumulated amortization, are as follows:

	As of November 30,
	2003	2002
	(in millions)
Other intangible assets	$40.6	$48.7
Accumulated amortization	(9.4)	(6.4)

Total	$31.2	$42.3

        The total amortization expense for intangible assets in 2003 amounted to $4.0 million.

        The estimated aggregate amortization expense for intangible assets subject to amortization amounts to approximately $1.0 million per year for each of next five years.

        Intangible assets not subject to amortization amounted to approximately $27.9 million as of November 30, 2003, primarily represented by the SSF bluefin tuna quota rights in Australia for $24.7 million and the SSF site licenses in Chile for $3.2 million.

        Goodwill amounted to $42.5 million as of November 30, 2003, and by reportable segment included SSF goodwill for its various regions of $28.5 million, SOSA goodwill for its various regions of $6.0 million and SNSA corporate goodwill in SOSA of $7.8 million.

Impairment of Goodwill

        The Company recognized goodwill write-offs of $2.4 million in 2003 for SSF, and $118.0 million in 2002, including $106.4 million for SOSA, $7.8 million for SSF, $3.1 million for SNTG, and $0.7 million relating to other corporate investments in SSF.

SOSA

        During the year ended November 30, 2002, the continuing poor returns obtained on certain investments made in 1998 and 1999 led SOSA to perform an impairment review of all goodwill on acquisition. As a result, impairment charges totaling $106.4 million were recorded against goodwill, of which $103.0 million related to the entire remaining goodwill on the acquisition of Ceanic Inc. ("Ceanic"). The remainder of the charge eliminated the outstanding goodwill of $1.8 million on the acquisition of Danco A/S, which holds SOSA's investment in NKT Flexibles, and of $1.6 million in respect of SOSA's Indonesian subsidiary, PT Komaritim ("PT Komaritim").

        Several factors were taken into account in the analysis and supporting projected cash flows that resulted in the impairment charge of $103.0 million to eliminate the entire remaining goodwill on acquisition of Ceanic Corporation. The acquisition was made in 1998 as part of a strategy to establish a presence in one of the world's most important offshore markets, at a price that reflected rising oil prices and favourable investment conditions. Since then the Gulf of Mexico offshore contractor market has experienced an unprecedented down-turn. As a result, SOSA's North America region was loss-making for the two years ended November 30, 2001, and again performed below management's expectations in fiscal year 2002. Market analysts' reports, at the end of fiscal year 2002, indicated that the major oil companies were directing their development funds away from U.S. waters and towards overseas targets, particularly

West Africa, where the per-barrel recovery costs are lower. SOSA forecast no significant upturn in demand in the Gulf of Mexico market in 2003 and had therefore revised earlier assumptions of long-term market growth in its impairment model and eliminated the remaining goodwill. The Ceanic goodwill was previously amortized over 25 years.

        The NKT joint venture had been loss-making since SOSA acquired its 49% share in 2000, and the market for flexible pipes had not grown as quickly as expected, with the result that the joint venture suffered from excess production capacity and did not meet its performance targets. During 2002, NKT management revised its strategy to focus on efficiency on the basis of slower growth in the next few years than initially forecast. SOSA performed an impairment test based on the discounted cash flow projections, and determined that the goodwill was fully impaired. An impairment adjustment of $1.8 million was recorded in November 2002. This goodwill was previously amortized over 10 years on a straight-line basis.

        SOSA's PT Komaritim subsidiary in Indonesia had been loss-making for several years, and in 2002 once again under-performed management's expectations. The Indonesian market was still characterized by high competition in the shallow water sector, an environment in which SOSA was unable to fully leverage its technology and core expertise. SOSA determined, on the basis of discounted cash flows, that the goodwill was fully impaired, and a charge of $1.6 million was recorded in the year ended November 30, 2002. This goodwill was previously amortized over 20 years on a straight-line basis.

SSF

        SSF performed annual impairment reviews in 2003 on all remaining goodwill. An impairment charge of $1.3 million was recorded against goodwill of SSF's America's region related to the operations in Eastern Canada as a result of continuing poor results in that region. An additional write-down of goodwill in SSF's America's region of $0.8 million from the acquisition of Sociedad Pesquera Eicosal SA in Chile was recorded as a result of a revised assessment of future expected results in that operation. The remaining $0.3 million related to the write-off of goodwill associated with SSF's corporate investment in Midt-Finnmark Smolt AS.

        During the year ended November 30, 2002, the continuing poor results obtained in salmon aquaculture activities led SSF to perform an impairment review of all goodwill on acquisition of such activities. As a result, impairment charges totaling $7.8 million were recorded against goodwill, of which $6.3 million related to the entire remaining goodwill on acquisitions in Scotland. The remaining $1.5 million of the impairment charge related to the write-off of goodwill arising from the acquisition of DE Salmon in the state of Maine, U.S. ("DE Salmon").

        Gaelic Seafoods Limited and Harlosh Salmon Limited were acquired in December 1997 and February 2001, respectively. SSF has performed an impairment test based on the discounted cash flow projections and determined that the goodwill associated with these acquisitions in Scotland was fully impaired. An impairment adjustment of $6.3 million was recorded in November 2002. This goodwill was previously amortized over 20 years on a straight-line basis.

        DE Salmon was acquired in September 1999. SSF determined, on the basis of discounted cash flows, that the goodwill associated with this acquisition was fully impaired, and a charge of $1.5 million was recorded in November 2002. This goodwill was previously amortized over 20 years on a straight-line basis.

SNTG

        In early 1997, SNTG acquired the tank container operations of Challenge International S.A., a company based in France. During the year ended November 30, 2002, management of Stolt-Nielsen Transportation Group SAS, the French subsidiary operating these tank container assets, agreed to dispose of the primary asset of the company being its fleet of tank containers. On the basis of this early disposal of the assets by the French subsidiary, an impairment review of the goodwill was undertaken on this acquisition and an impairment charge of $3.1 million was recorded.

Impairment of Other Intangible Assets

        During the year ended November 30, 2001, in light of the increased worldwide recognition of the Stolt Offshore name and the discontinuation of the use of the Comex name, SOSA reviewed the carrying value of its former trade name Comex for possible impairment. SOSA determined that the value of the trade name had been impaired and recorded a charge of $7.9 million in its results of operations for the write-off of the trade name, in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." Prior to the write-off, this asset was being amortized over 30 years on a straight-line basis.

7.    (Loss) Gain On Disposal Of Assets, Net

        (Loss) gain on disposal of assets, net is comprised of the following:

	For the years ended November 30,
	2003	2002	2001
	(in thousands)
Sale of investments in available for sale securities	$(5,353)	$—	$—
Sale of OLL	4,444	—	—
Insurance settlement on SNTG ship	1,042	—	—
Sale of SNTG ships	(1,295)	141	430
Sale of SNTG tank containers	71	374	323
Sale of SNTG terminals	—	655	12,204
Sale of SOSA assets	(328)	8,003	1,234
Sale of other assets	2	1,089	84

	$(1,417)	$10,262	$14,275

        During 2003 the Company recorded a loss on sale of investments in available for sale securities of $5.4 million associated with the sale of Vopak and Univar shares.

        Additonally, in April 2003, the Company sold substantially all of the assets of OLL to Elemica. Under the terms of the agreement, Elemica acquired the full technology platform and the ongoing business operations of OLL. SNTG will continue to be a customer of the Elemica network. In connection with the sale of OLL assets in 2003, SNSA recorded a gain of $4.4 million, included in "(Loss) gain on disposal of assets, net" in the consolidated statement of operations, that resulted from the prior purchase of equity of OLL by Aspen Technology, Inc. ("Aspen Tech"), the owner of approximately 19 percent minority interest in OLL since February 2001.

        Under certain conditions, the purchase price of the original transaction in February 2001, as referred to above, was refundable to Aspen Tech in 2006 by OLL. As such, no gain had been recognized in connection with the initial sale of OLL's shares. In addition, due to the Company's obligation to fund OLL and the potential refund by OLL to Aspen Tech of the purchase price, the Company had recognized 100% of OLL's losses each year, without a reduction for the minority interest in OLL. The deferred gain on the original transaction in 2001, which amounted to $9.5 million, is included in "Other non-current liabilities" in the accompanying consolidated balance sheet as of November 30, 2002. The above gain is comprised of the realization of the previously deferred gain on the original transaction of $9.5 million, as discussed above, plus the release of various other related balance sheet items totalling $1.8 million, less the asset impairment on Aspen Tech shares of $6.9 million. The Aspen Tech shares were received as partial consideration at the time of the original sale of OLL equity.

        At the end of the fourth quarter of 2003, SSF sold 200 metric tons of tuna quota rights in Australia for $25.8 million. In conjunction with this transaction, such tuna quota rights were reacquired by SSF for an initial five year period at market rates to be set each year, with a renewal option for a further five year period again at annually agreed market rates. The tuna quota rights have an indefinite life. The deferred gain of $15.3 million on a pretax basis, $11.0 million on an after tax basis, on the transaction is being amortized over the initial period of five years, starting on December 1, 2003.

        During 2002 the Company recorded a gain on sale of other assets on SNTG of approximately $1.1 million primarily associated with the sale of a Company apartment in Singapore.

        In addition, SOSA recorded a gain of $8.0 million in 2002 relating to the sale of assets of Big Inch Marine Systems, Inc.

        In 2001, the Company sold SNTG's tank storage terminals in Perth Amboy, NJ and Chicago, IL for a pretax gain of $12.2 million, $7.3 million after tax. The Company also recorded a gain of $1.2 million on the sale of assets of Hard Suits Inc., a specialized diving company of SOSA.

        Refer to Note 17, "Operating Leases" for further discussion of the loss of $1.1 million recorded in 2003 on the sale and leaseback of three chemical parcel tankers, as included in the above table within sale of SNTG ships.

8.    Restructuring Charges

        The following tables summarize the activity for the restructuring charges of the Company in 2003 and 2002. No restructuring charges were incurred in 2001:

For the year ended November 30, 2003	Opening Balance	Expensed in the year	Paid in the year	Other(a)	Closing Balance
	(in thousands)
Real estate costs	$—	$2,682	$—	$21	$2,703
Personnel and redundancy costs	—	15,243	(2,623)	119	12,739
Professional fees	—	360	(119)	—	241
Relocation costs	—	88	(88)	—	—

Total	$—	$18,373	$(2,830)	$140	$15,683

(a)
Includes the effect of exchange rate changes

For the year ended November 30, 2002	Opening Balance	Expensed in the year	Paid in the year	Closing Balance
	(in thousands)
Personnel and redundancy costs	$—	$6,899	$(6,899)	$—
Professional fees	—	715	(715)	—
Relocation costs	—	1,987	(1,987)	—

Total	$—	$9,601	$(9,601)	$—

        The restructuring charges of $16.2 million recorded by SOSA in 2003 result from the implementation of the new management team's plan for financial recovery, which included the restructuring of SOSA's cost and asset base. The first stages of the plan for financial recovery, involving changes in SOSA's personnel, operating structure and business processes, were substantially completed in the second half of fiscal year 2003. The senior management tier was restructured, with new appointments to 30 out of 40 posts; a plan was commenced to reduce the total workforce by 21% through disposal of certain businesses (1,100 positions), and headcount reduction (400 positions). Refer to Note 4, "Assets Held for Sale" for further discussion.

        The real estate costs of $2.7 million were incurred in the AFMED region, where a provision of $1.8 million was recorded for the accrued rental of office space vacated by Paragon Litwin. The balance of $0.9 million of unamortized leasehold improvements for these offices was also written off.

        The $13.2 million of personnel and redundancy costs relate to severance payments, vacation pay, and outplacement fees, and were principally incurred in the NEC, AFMED, Corporate and NAMEX segments due to the need to reduce staffing levels in the Aberdeen, Stavanger, Nanterre, and Houston offices to reflect lower levels of business expected in 2004. SOSA expects the majority of the provision outstanding at year-end 2003 will be paid before year-end 2004, although this is dependent on the outcome of consultative processes with works councils in France and Norway, which commenced in 2003.

        The $0.3 million of professional fees relate to fees incurred in connection with asset disposals.

        In early 2001, SNTG embarked upon a major strategic initiative to improve the utilization of assets, divest non-core assets and reduce costs. One aspect of this initiative was an overhead reduction effort, announced in January 2002. A total of $11.8 million has been incurred for severance, relocation and other costs through November 30, 2003, of which $2.2 million and $9.6 million were expensed and paid in 2003 and 2002, respectively. The SNTG restructuring program in 2002 included the termination of 108 employees and the relocation of 27 employees.

9.    Income Taxes

        The following tables present the United States and foreign components of the income tax provision (benefit) for the fiscal years ended 2003, 2002 and 2001 by business segment:

For the year ended November 30, 2003	SNTG and Other	SOSA	SSF	Total
	(in thousands)
Current:
U.S.	$(3,986)	$1,280	$—	$(2,706)
Non-U.S.	4,275	5,358	8,414	18,047
Deferred:
U.S.	—	(1,163)	4,627	3,464
Non-U.S.	—	(6,130)	2,597	(3,533)

Income tax provision (benefit)	$289	$(655)	$15,638	$15,272

For the year ended November 30, 2002	SNTG and Other	SOSA	SSF	Total
	(in thousands)
Current:
U.S.	$6,081	$1,340	$—	$7,421
Non-U.S.	3,060	12,724	5,041	20,825
Deferred:
U.S.	—	10,781	1,107	11,888
Non-U.S.	—	(16,687)	(5,478)	(22,165)

Income tax provision	$9,141	$8,158	$670	$17,969

For the year ended November 30, 2001	SNTG and Other	SOSA	SSF	Total
	(in thousands)
Current:
U.S.	$4,582	$—	$135	$4,717
Non-U.S.	978	25,052	6,699	32,729
Deferred:
U.S.	—	—	(4,021)	(4,021)
Non-U.S.	—	(4,433)	(1,431)	(5,864)

Income tax provision	$5,560	$20,619	$1,382	$27,561

        The following presents the reconciliation of the provision for income taxes to United States federal income taxes computed at the statutory rate:

	2003	2002	2001
	(in thousands)
(Loss) income before income tax provision and minority interest	$(449,254)	$(141,032)	$46,999

Tax at U.S. federal rate (35%)	$(157,239)	$(49,361)	$16,450
Differences between U.S. and non-U.S. tax rates	8,128	3,444	2,279
U.S./Non-U.S. source shipping and other income not subject to income tax	40,077	(18,144)	(35,987)
Losses not benefited and increase in valuation allowance	76,034	50,711	39,031
Change to U.K. tonnage tax regime	—	(21,307)	(15,200)
Imputed interest deduction	—	—	(5,381)
Withholding and other taxes	5,103	12,873	10,434
Non-deductible amortization and impairment of goodwill and other intangibles	37,652	38,909	4,986
Adjustments to estimates relative to prior years	—	—	11,219
Other, net	5,517	844	(270)

Income tax provision	$15,272	$17,969	$27,561

        Substantially all of SNTG's shipowning and ship operating subsidiaries are incorporated in countries which do not impose an income tax on shipping operations. Pursuant to the U.S. Internal Revenue Code of 1986, as amended, effective for the Company's fiscal years beginning on or after December 1, 1987, U.S. source income from the international operation of ships is generally exempt from U.S. tax if the company operating the ships meets certain requirements. Among other things, in order to qualify for this exemption, the company operating the ships must be incorporated in a country which grants an equivalent exemption to U.S. citizens and corporations, and whose shareholders meet certain residency requirements.

        The Company believes that substantially all of SNTG's shipowning and ship operating subsidiaries meet the requirements to qualify for this exemption from U.S. taxation. The Internal Revenue Service has examined those requirements through fiscal 1992 and have not proposed any adjustments. For these reasons, no provision for U.S. income taxes has been made with respect to SNTG's U.S. source shipping income.

        The Company and its subsidiaries' income tax returns are routinely examined by various tax authorities. In management's opinion, adequate provision for income taxes have been made for all open years.

        The components of the Company's deferred tax assets and liabilities as of November 30, 2003 and 2002 are as follows:

As of November 30, 2003	SNTG	SOSA	SSF	Total
	(in thousands)
Deferred Tax Assets:
Net operating loss carryforwards	$10,198	$79,242	$26,699	$116,139
Differences between book and tax depreciation	—	—	14,912	14,912
Other timing differences—net	13,630	57,498	—	71,128

Gross deferred tax assets	23,828	136,740	41,611	202,179
Valuation allowances	(10,188)	(109,175)	(21,176)	(140,539)

Deferred tax assets—net	13,640	27,565	20,435	61,640

Deferred Tax Liabilities:
Differences between book and tax depreciation	(28,471)	(25,669)	—	(54,140)
U.S. State deferred taxes	(2)	—	—	(2)
Other timing differences	—	—	(15,518)	(15,518)

Deferred tax liabilities	(28,473)	(25,669)	(15,518)	(69,660)

Net deferred tax (liability)/asset	$(14,833)	$1,896	$4,917	$(8,020)

Current deferred tax asset	$880	$53	$7,754	$8,687
Non-current deferred tax asset	7,231	8,314	12,027	27,572
Current deferred tax liability	—	(4,471)	(14,864)	(19,335)
Non-current deferred tax liability	(22,944)	(2,000)	—	(24,944)

	$(14,833)	$1,896	$4,917	$(8,020)

As of November 30, 2002	SNTG	SOSA	SSF	Total
	(in thousands)
Deferred Tax Assets:
Net operating loss carryforwards	$6,221	$62,979	$16,275	$85,475
Other timing differences	11,628	33,036	3,272	47,936

Gross deferred tax assets	17,849	96,015	19,547	133,411
Valuation allowances	(6,200)	(74,275)	(330)	(80,805)

Deferred tax assets—net	11,649	21,740	19,217	52,606

Deferred Tax Liabilities:
Differences between book and tax depreciation	(19,093)	(25,828)	(6,936)	(51,857)
U.S. State deferred taxes	(3,580)	—	—	(3,580)

Deferred tax liabilities	(22,673)	(25,828)	(6,936)	(55,437)

Net deferred tax (liability)/asset	$(11,024)	$(4,088)	$12,281	$(2,831)

Current deferred tax asset	$531	$—	$2,137	$2,668
Non-current deferred tax asset	1,993	3,101	23,632	28,726
Current deferred tax liability	—	—	(13,488)	(13,488)
Non-current deferred tax liability	(13,548)	(7,189)	—	(20,737)

	$(11,024)	$(4,088)	$12,281	$(2,831)

        SOSA's U.K. shipping subsidiaries continued to be taxed under the U.K. tonnage tax regime, whereby taxable income is computed by reference to the tonnage of the vessels rather than by reference to profit. In prior years SOSA released part of its deferred tax liability for the ships within the tonnage tax regime on the basis that the former management had no intention of selling the ships. The new management does intend to sell a ship and has therefore re-instated its deferred tax liability for the ship within the tonnage tax regime. SOSA recorded a net benefit in 2003 of $1.0 million, as a result of being taxable under the tonnage tax regime.

        Under U.K. tonnage tax legislation, a proportion of tax depreciation previously claimed by SOSA may be subject to tax in the event that a significant number of vessels are sold and are not replaced. This contingent liability decreases over the first seven years following entry into the tonnage tax regime, to $nil. SOSA's management has made no provision for the contingent liability for ships that management does not consider probable to be sold. The contingent liability in respect of these ships at November 30, 2003 was $33.7 million (2002: $46.2 million).

        Withholding and remittance taxes are not recorded on the undistributed earnings of SNSA's subsidiaries since under the current tax laws of Luxembourg and the countries in which substantially all of SNSA's subsidiaries are incorporated, no taxes would be assessed upon the payment or receipt of dividends. Earnings retained by subsidiaries incorporated in those countries, which impose witholding, or remittance taxes are considered by management to be permanently reinvested in such subsidiaries. The undistributed earnings of these subsidiaries as of November 30, 2003 were not significant.

        As of November 30, 2003, SNTG, SOSA and SSF had approximately $33.1 million, $238.7 million and $89.0 million, respectively, of net operating loss carryforwards ("NOLs") for tax purposes, which, if they remain unused will expire as follows:

	SNTG	SOSA	SSF	Total
	(in thousands)
2004	$2	$—	$5,092	$5,094
2005	2	15,483	8,384	23,869
2006	2	—	1,617	1,619
2007	2	18,683	14,375	33,060
2008	2	2,883	100	2,985
Thereafter	19,105	125,226	54,147	198,478
Indefinite carryforward	13,989	76,405	5,279	95,673

Total	$33,104	$238,680	$88,994	$360,778

        The Company has recorded a valuation allowance to reflect the estimated amount of deferred tax assets that may not be realized. The valuation allowance increased to $140.5 million in fiscal 2003 from $80.8 million in fiscal 2002. The increase in the valuation allowance results from an increase in the net operating loss and other deferred tax assets that may not be realized.

        As of November 30, 2003 and 2002, the current deferred tax asset of $8.7 million and $2.7 million, respectively, is included within "Other current assets." The current deferred tax liability of $19.3 million and $13.5 million as of November 30, 2003 and 2002, respectively, is included within "Other current liabilities."

10.    Trade Receivables

        Trade receivables at November 30, 2003 and 2002 of $520.3 million and $573.0 million, respectively, are net of allowances for doubtful accounts of $24.1 million and $13.5 million, respectively.

        Included in trade receivables at November 30, 2003 was $168.0 million (2002: $261.9 million) of unbilled receivables. As at November 30, 2003, the amount included in unbilled trade receivables with respect to disputed variation orders and claims was $nil (2002: $46.2 million). Of the $46.2 million related to disputed variation orders and claims, as of November 30, 2002,$6.1 million was written off during 2003. Cash has been collected in settlement of the remaining disputed variations orders and claims at November 30, 2002.

        As of November 30, 2003, an amount of $37.0 million was included in trade receivables in respect to invoiced work on the Duke Hubline project. As described in Note 20, "Legal Proceedings," a settlement was reached with Algonquin Gas Transmission whereby payment of the invoices was included as a part of a negotiated settlement.

11.    Inventories

        Inventories at November 30, 2003 and 2002 consisted of the following:

2003	SNTG	SOSA	SSF	Total
	(in thousands)
Raw materials	$131	$13,648	$4,739	$18,518
Consumables	185	7,677	2,786	10,648
Work-in-progress	7	775	—	782
Seafood biomass	—	—	171,603	171,603
Finished goods	—	—	49,576	49,576

	$323	$22,100	$228,704	$251,127

2002	SNTG	SOSA	SSF	Total
	(in thousands)
Raw materials	$114	$11,710	$6,471	$18,295
Consumables	129	5,107	1,392	6,628
Work-in-progress	54	708	—	762
Seafood biomass	—	—	138,362	138,362
Finished goods	—	—	67,451	67,451

	$297	$17,525	$213,676	$231,498

12.    Restricted Cash Deposits

        Restricted cash deposits comprise both funds held in a separate Company bank account, which will be used to settle accrued taxation liabilities, and deposits made by the Company as security for certain financial obligations. There are no other significant conditions on the restricted cash balances.

        As a result of entering into various waiver agreements, the Company's ability to fund its committed credit line to SOSA may have been restricted. As a result, the Company and its creditors agreed that $25 million would be placed in an escrow account which could be released to SOSA if (i) SOSA issued a drawdown notice and (ii) certain conditions were met. On November 13, 2003, $25 million was placed in escrow. The amount is classified as Restricted Cash Deposits in the November 30, 2003 consolidated balance sheet. SOSA did not issue a drawdown request for its committed credit line within the agreed time period and, pursuant to the terms of the escrow arrangement, the $25 million escrow deposit plus interest was released to the Company on February 12, 2004.

STOLT-NIELSEN S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13.    Investments In And Advances To Non-Consolidated Joint Ventures

        Investments in and advances to non-consolidated joint ventures include the following:

As of November 30,	Geographic Location	Ownership %	2003	2002
	(in thousands)
Tankers
Stolt-Nielsen Asia Pacific Inc.	Singapore	50	$4,133	$7,792
NYK Stolt Tankers S.A.	Japan	50	35,247	24,988
Chemical Transporter Ltd.	Sweden	25	—	1,365
Stolt Neva River Tanker Ltd.	Bermuda	60	185	179
Edgewater Park Associates Inc.	United States	50	2,039	2,013
SIA LAPA Ltd.	Latvia	49	978	1,223
Seabulk International Inc.	United States	33	1,751	1,599
Stolt Marine Tankers LLC	United States	25	3,315	5,584
Stolt Ship Management (Shanghai) Ltd.	China	49	108	—

			47,756	44,743
Tank Containers
N.C. Stolt Transportation Services Co., Ltd.	Japan	50	546	487
N.C. Stolt Chuyko Transportation Services Co., Ltd.	Japan	35	232	601
Hyop Woon Stolt Transportation Services Co., Ltd.	South Korea	50	422	225

			1,200	1,313
Terminals
Dovechem Stolthaven Ltd.	Singapore/China	37	24,035	33,564
Jeong-IL Stolthaven Ulsan Co. Ltd.	South Korea	50	17,234	16,937
Stolthaven Westport Sdn. Bhd.	Malaysia	40	3,252	2,539

			44,521	53,040
SOSA
NKT Flexibles I/S	Denmark	49	10,987	5,827
Mar Profundo Girassol	West Africa	50	100	8,618
Sonamet	West Africa	55	7,406	(501)
Sonastolt	West Africa	55	9,623	6,331
Seaway Heavy Lifting Limited	Cyprus	30	4,312	2,600
Stolt/Subsea 7	Norway	50	2,133	1,551
Kingfisher D.A.	Norway	50	3,777	4,346
Dalia FPSO	West Africa	28	4,624	—
Other		—	—	2

			42,962	28,774
SSF
Engelwood Packing Co. Ltd.	Canada	50	1,207	1,039
Landcatch Chile Ltda.	Chile	50	1,156	1,109
Midt-Finnmark Smolt AS	Norway	37	—	800

			2,363	2,948
Other			33	35

Total			$138,835	$130,853

        In circumstances where the Company owns more than 50% of the voting interest, but the Company's ability to control the operation of the investee is restricted by the significant participating interest held by another party, the investment is accounted for under the equity method of accounting.

        The Company accrues for its equity share of losses in excess of the investment value when the Company is committed to provide ongoing financial support to the joint venture.

        In anticipation of the sale of its interest in Dovechem Stolthaven Ltd., SNTG recognized an impairment charge of $10.4 million in 2003. The impairment charge is reflected under "Equity in net (loss) income of non-consolidated joint ventures" in the consolidated statement of operations. This reduced the value of the investment to its net realizable value. The sale was finalized and proceeds of $24.4 million were received in December 2003.

        In December 2003, SNTG sold its interest in the U.S. cabotage fleet joint venture Stolt Marine Tankers LLC. An asset impairment charge of $7.5 million was recognized in 2003 and included in "Equity in net (loss) income of non-consolidated joint ventures" in the consolidated statement of operations, to reduce the investment balance to fair market value.

        The Company's share of equity in the net loss of NKT Flexibles I/S includes $6.6 million in 2003 and $8.1 million in 2002, before minority interest in SOSA, in respect of fixed asset impairment charges recorded by the joint venture. This is in addition to the impairment charge of $1.8 million recorded in 2002 by SOSA on the NKT investment as discussed in Note 6, "Goodwill and Other Intangible Assets".

        Summarized financial information for the Company's non-consolidated joint ventures, representing 100% of the respective amounts included in the non-consolidated joint ventures' financial statements, is as follows:

        Income statement data:

	For the years ended November 30,
	2003	2002	2001
	(in millions)
Net operating revenue	$566	$545	$506
Gross profit	83	107	71
Net income	12	21	39

        Balance sheet data:

	As of November 30,
	2003	2002
	(in millions)
Current assets	$567	$241
Non-current assets	497	562
Current liabilities	592	295
Non-current liabilities	343	376

        The income statement data for the non-consolidated joint ventures presented above includes the following items related to transactions with the Company:

	For the years ended November 30,
	2003	2002	2001
	(in millions)
Charter hire revenue	$55.3	$29.5	$39.5
Tank container cleaning station revenue	4.5	3.6	3.4
Rental income (from office building leased to the Company)	2.3	2.4	2.4
Charter hire expense	63.3	79.8	60.6
Management and other fees	58.4	40.5	63.0
Freight and Joint Service Commission	1.2	1.4	3.2
Interest expense	0.1	0.4	0.2

        The balance sheet data for the non-consolidated joint ventures presented above includes the following items related to transactions with the Company:

	As of November 30,
	2003	2002
	(in millions)
Amounts due from the Company	$32.8	$2.3
Amounts due to the Company	69.4	104.4

        Included within "Amounts due to the Company" is $33.3 million and $74.9 million at November 30, 2003 and 2002, respectively, for trade receivables from joint ventures. These amounts are reflected in the consolidated balance sheets as "Receivables from related parties." The remaining amounts due to the Company are included in "Investments in and advances to non-consolidated joint ventures".

14.    Employee and Officer Loans

        Employee and officer loans primarily represent secured housing loans that have been provided to key employees in connection with their relocation.

        Included in "Other current assets" are loans to employees and officers of the Company of $2.4 million and $2.5 million as of November 30, 2003 and 2002, respectively. In addition, included in "Other non-current assets" are loans to employees and officers of the Company of $6.7 million and $1.3 million as of November 30, 2003 and 2002, respectively.

15.    Short-Term Bank Loans And Lines Of Credit

        Loans payable to banks, which amounted to $479.4 million, and $332.0 million at November 30, 2003 and 2002, respectively, consist principally of drawdowns under bid facilities, lines of credit and bank overdraft facilities. Amounts borrowed pursuant to these facilities bear interest at rates ranging from 1.05% to 11.4% for 2003, and from 1.0% to 12% for 2002. The weighted average interest rate was 2.4%, 2.5% and 4.7% for the years ended November 30, 2003, 2002 and 2001, respectively.

        As of November 30, 2003, the Company had various credit lines, including committed lines, ranging through 2006 totaling $888.5 million, of which $24 million was available for future use. Commitment fees for unused lines of credit were $1.6 million, $1.9 million and $1.5 million for the years 2003, 2002 and 2001, respectively.

        Of the $24 million of credit lines available at November 30, 2003, $19.8 million expire within one year, $1.6 million are committed beyond one year and $2.6 million are subject to renewal periodically.

        Several of the credit facilities contain various financial covenants, which, if not complied with, could limit the ability of the Company to draw funds from time to time. Of the amounts drawn down under these facilities, $91.5 million expiring in 2004 is classified as current maturities of long-term debt, and $293.5 million expiring in 2005 and 2006 is classified as long-term debt in connection with revolving credit agreements. The Company has the ability and the intent to classify the $293.5 million drawn under this agreement as long-term debt.

        On March 30, 2004, the Company entered into a five-year $130 million revolving credit facility arranged by a consortium led by Deutsche Bank AG. The facility was initially used toward repayment of an existing DnB NOR bank credit facility.

16.    Long-Term Debt And Capital Lease Obligations

        Long-term debt and capital lease obligations, as of November 30, 2003 and 2002, consisted of the following:

	2003	2002
	(in thousands)
Senior Notes
On 11/30/03 interest rates ranged from 7.96% to 9.48%, maturities vary through 2013	$410,200	$466,600
Revolving credit agreements of SOSA
On 11/30/03, the weighted average interest rate was 4.45%	385,000	335,000
Preferred ship fixed rate mortgages
On 11/30/03 fixed interest rates ranged from 4.5% to 8.6%, maturities vary through 2013	281,454	223,882
Preferred ship variable rate mortgages
On 11/30/03 interest rates ranged from 2.1% to 4.5%, maturities vary through 2013	55,322	211,795
Marine Terminal Revenue Bond
On 11/30/03 interest rate was 1.08%, maturing in 2014	9,600	9,600
Bank, notes payable and capital leases
On 11/30/03 interest rates ranged from 2.8% to 8.25%, maturities vary through 2026	78,673	73,200

	1,220,249	1,320,077
Less—current maturities	(242,582)	(165,067)

	$977,667	$1,155,010

        On November 30, 2002, the Company's Senior Notes carried fixed interest rates ranging from 7.46% to 8.98%, revolving credit agreements of SOSA had a weighted average interest rate of 2.97%, preferred ship fixed rate mortgages had interest rates ranging from 4.5% to 8.52%, preferred ship variable rate mortgages had interest rates ranging from 2.29% to 4.5%, the Marine Terminal Revenue Bond had an interest rate of 1.15%, and the bank and other notes payable had interest rates ranging from 2.45% to 8.5%.

        Long-term debt is denominated primarily in U.S.dollars, with $37.6 million and $30.9 million denominated in other currencies as of November 30, 2003 and 2002, respectively. The Company has hedged a significant portion of the foreign currency denominated debt exposure with interest rate swaps and foreign exchange contracts.

        Annual principal repayments of long-term debt and capital lease obligations, for the five years subsequent to November 30, 2003 and thereafter, in accordance with their original repayment schedule are as follows:

(in thousands)
2004	$242,582
2005	483,718
2006	156,279
2007	106,169
2008	77,207
Thereafter	154,294

$1,220,249

        Agreements executed in connection with certain debt obligations require that the Company maintains defined financial ratios and also impose certain restrictions relating, among other things, to payment of cash dividends (see Note 25, "Restrictions on Payment of Dividends" for further discussion), and purchases and redemptions of capital. The Company, through its subsidiaries, has debt agreements which include various financial covenants. Most of the Company's debt agreements provide for a cross default in the event of a default in another agreement, including those facilities maintained by SOSA. In the event of a default that extends beyond the applicable remedy or cure period, lenders may accelerate repayment of amounts due to them. Certain of the debt is secured by mortgages on vessels, tank containers, terminals, and seafood facilities with a net carrying value of $1,492.5 million as of November 30, 2003.

        At year end 2003, we were in compliance with the financial covenants under various creditor agreements. Such compliance was a result of certain waiver agreements which were in effect until December 15, 2003. On December 29, 2003, new waiver agreements became effective extending the waiver period until May 21, 2004, except as discussed below.

        On February 20, 2004, the waiver agreement with respect to The Company's Senior Notes was terminated. Representatives of the holders of our Senior Notes have informed us that the Senior Note holders believe that upon termination of the waiver agreement and the deconsolidation of SOSA from the Company, Stolt-Nielsen Transportation Group Ltd. (Liberia) is in breach of each of: (i) its leverage covenant; (ii) its limitations on dividends and stock purchases; (iii) its limitations on consolidations and mergers and sales of assets; and (iv) guaranties under the Senior Note agreements. The representatives did not provide specific details in support of such allegations. We have informed the representatives of the Senior Note holders that we disagree with these assertions. To date, the Senior Note holders have not taken any action against us or Stolt-Nielsen Transportation Group Ltd. (Liberia) in connection with the claimed breaches. Representatives of the Senior Note holders have also informed us that the Senior Note holders believe that the increased interest rate on the Senior Notes that was in effect during the term of the waiver continues following termination of the waivers and that Stolt-Nielsen Transportation Group Ltd. (Liberia) has breached its obligation to pay this increased interest following the termination of the waiver.

        As a result of the termination of the waiver with the noteholders, waivers in respect of certain other financings also expired on February 20, 2004. At that time, the Company was in compliance with the financial covenants in the original agreements for those financings, therefore no default resulted from those waiver terminations. Refer to Note 29, "Note Holders Settlement" for further discussion of the Company's debt compliance status.

        As of November 30, 2003, the Company's loan agreements provide for cumulative limitations on certain payments including dividend payments, share repurchases, and investments and advances to non-consolidated joint ventures and other entities if any. Based on such limitation, the Company is currently unable to pay any dividends, repurchase shares or make investments in or advances to joint ventures or other entities.

        SOSA's credit facilities contain various financial covenants, including but not limited to, minimum consolidated tangible net worth, maximum consolidated debt to net worth and maximum consolidated debt to EBITDA. SOSA announced in December 2002 that it was potentially in breach of certain financial covenants contained in its existing credit facility agreements as at November 20, 2002. In light of these developments SOSA obtained amendments to these facilities to avoid financial covenant defaults. The amendments included revised financial covenants and a requirement that SNSA continue to provide financial support through the provision of an SNSA liquidity line until November 2004.

        As a result of certain operational problems on major projects, SOSA found it increasingly difficult to remain in compliance with the revised financial covenants under the existing credit facility agreements. Consequently, it engaged in further discussions with its banks for amendments to or waivers of financial covenants. On July 1, 2003, SOSA announced that it had obtained a waiver of potential defaults and amendments to the financial covenants contained in these facilities through November 30, 2003.

        On September 17, 2003, SOSA announced that it expected higher than previously projected losses for 2003, as a result of the continued earnings deterioration on the Burullus, Bonga and OGGS projects. As a result of these developments, SOSA was in potential breach of the revised financial covenants under the waiver agreements obtained on July 1, 2003. SOSA sought and obtained from its lenders under the existing credit facility agreements new waivers of these revised financial covenants. These new waivers expired on October 15, 2003 and replaced the original waivers, which were set to expire on November 30, 2003.

        During late 2003, SOSA continued to engage in restructuring discussions with its lenders under the existing credit facility agreements. As part of these ongoing discussions, SOSA received four subsequent covenant waiver extensions, providing covenant relief for the period October 15, 2003 through April 30, 2004 subject to certain conditions.

        On February 12, 2004, SOSA entered into an intercreditor override, and security trust deed ("Intercreditor Deed"), which, amongst others incorporates changes to and supercedes the covenants and security arrangements in the existing credit facility agreements.

        SOSA's latest forecasts for 2004 indicate that there will be a narrow margin of compliance with the consolidated debt to EBITDA ratio covenant at the end of the fourth quarter of 2004. SOSA's ability to remain within its covenants is dependent on: (i) its operating performance; (ii) SOSA's ability to recover variation orders and claims from customers where additional contract costs are incurred; and (iii) the success of SOSA's plans to divest certain assets and businesses.

        SOSA has consequently made contingency plans in the event that the operational results for the year fall below the latest updated estimates as follows: (i) SOSA has the option of using unsecured debt financing as an alternative means of repaying bank facilities; (ii) SOSA can defer discretionary capital expenditure; (iii) SOSA has the option of raising further equity, and (iv) SOSA can seek to obtain a waiver of certain covenant breaches if they were to arise.

        SNSA has extended to SOSA a committed line of credit in the amount of $50 million pursuant to a facility agreement, dated as of June 30, 2003 and restated as of August 21, 2003 for working capital and other corporate purposes. This line remains available to SOSA until November 28, 2004. Pending the formal agreement of this facility SOSA made a drawdown of $50 million in February 2003 which was repaid in March 2003, and a drawdown of $15.0 million in June 2003, which was repaid in the third quarter of 2003. However, SNSA has informed SOSA that the ability to fund a draw down under this liquidity line is limited by the terms of SNSA's existing credit facilities and may be prohibited in certain circumstances. SOSA has advised SNSA that it does not expect to utilize this liquidity line.

17.    Operating Leases

        As of November 30, 2003, the Company was obligated to make payments under long-term operating lease agreements for tankers, land, terminal facilities, tank containers, barges, construction support, diving support, survey and inspection ships, equipment and offices. Certain of the leases contain clauses requiring payments in excess of the base amounts to cover operating expenses related to the leased assets.

        In the third quarter of 2003, SNTG sold three chemical parcel tankers, with a net book value of $51.1 million, for $50.0 million in cash proceeds. Such tankers were also leased back, and the resulting loss of $1.1 million on the sale/leaseback transaction was recorded in the operating results for 2003 and is included in "(Loss) gain on disposal of assets, net". As of November 30, 2003, the Company was obligated to make minimum lease payments under the charter hire agreements for the three tankers of approximately $51.1 million, expiring in 2008.

        In the second quarter of 2002, SNTG sold tank containers for $29.8 million, which approximated their carrying value, and such tank containers were subsequently leased back. SNTG also sold 12 chemical parcel tankers, with a net book value of $56.4 million, for $97.7 million in cash less $2.1 million of transaction costs. Such tankers were also leased back, and the resulting deferred gain of $39.2 million on the sale/leaseback transaction is being amortized over the maximum lease term of 4.5 years. The amortization of the deferred gain is included in "Operating Expenses," in the accompanying consolidated statements of operations. These two lease arrangements are being treated as operating leases for accounting purposes. Refer to Note 18, "Variable Interest Entities" for further discussion.

        In 2002 and 2003, SNTG entered into agreements with various Japanese shipowners for the time charter of eight parcel tankers with anticipated deliveries in 2004 through 2006. These new-buildings are expected to replace tankers in the SNTG fleet that the Company plans to scrap over the next several years. In connection with these agreements, which are for an initial minimum period of approximately five years and include extension and purchase options, the Company has time charter commitments, that have been included in the below table, for these operating leases of approximately $215.4 million for the period of 2004 through 2011.

        Minimum annual lease commitments, including the SSF tuna quota rights commitment as discussed in Note 7, "(Loss) Gain on Disposal of Assets, net," and sub-lease income under agreements which expire at various dates through 2011, are as follows:

(in thousands)
2004	$119,418
2005	119,769
2006	123,074
2007	85,239
2008	74,764
Thereafter	82,592

604,856
Less—sub-lease income	(28,327)

$576,529

        Rental and charter hire expenses under operating lease agreements for the years ended November 30, 2003, 2002, and 2001 were $118.2 million, $129.1 million, and $139.5 million, respectively, net of sub-lease income of $4.0 million, $2.4 million, and $1.7 million, respectively.

18.    Variable Interest Entities

        In addition to the Company's on-balance sheet borrowings and available credit facilities, and as part of the overall financing and liquidity strategy, the Company has sold 12 parcel tankers to a variable interest entity created on March 8, 2002, that has 3% of contributed outside equity, which was established for the sole purpose of owning the ships. The ships are mortgaged by the variable interest entity as collateral for the related financing arrangement. The holders of the financing arrangement retain the risk and reward, in accordance with their respective ownership percentage.

        The ships were leased by the variable interest entity, 12 Ships, Inc. ("12 Ships") to Stolt Tankers Leasing BV, a subsidiary of the Company, for a maximum term of four and a half years. As of November 30, 2003, the remaining payments under the lease agreement were $64.3 million, and are reflected as operating lease commitments in Note 17, "Operating Leases." Under the requirements of FIN 46, the Company has determined that this entity would be classified as a variable interest entity and, as such, the Company will be required to consolidate the entity in the Company's financial statements in 2004.

        Under the previous accounting treatment for this entity, the Company would have recorded lease rental expense of approximately $13 million in 2004. As a result of consolidating 12 Ships in the Company's financial statements in the first quarter of 2004, the Company expects to record depreciation expense, interest expense and minority interest of approximately $9 million in 2004, which is approximately $4 million lower expense than the Company would have recorded in 2004 under the previous accounting treatment.

        12 Ships had property, plant and equipment of $40 million, deferred gain of $24.5 million, rent accrual and other expenses of $6.5 million, debt obligations of $70 million and equity from unaffiliated third parties of $1 million.

19.    Commitments And Contingencies

        As of November 30, 2003, the Company had total capital expenditure purchase commitments outstanding of approximately $3.7 million for 2004 and future years.

        Additionally, the Company has directly and indirectly guaranteed approximately $6.7 million of obligations of related and third parties, excluding SOSA.

        SOSA arranges for bank guarantees ("Bank Guarantees"), which collectively refers to performance bonds, bid bonds, advance payment bonds, guarantees or standby letters of credit in respect of a performance obligation of SOSA to be provided to its customers in connection with SOSA's work on specific projects. The purpose of the Bank Guarantees generally is to enable SOSA's customers to recover cash paid to SOSA in advance of performing its obligations under the contract or to obtain cash compensation should SOSA be unable to fulfill its performance obligations under the contracts. The total amount outstanding in respect of Bank Guarantees, as discussed below, as of November 30, 2003 was $324.9 million, of which $150.2 million expires within one year and $174.7 million expires within two to five years.

        SNSA has guaranteed $104.3 million of the above SOSA Bank Guarantees as of November 30, 2003, as discussed below.

        The maximum potential amount of future SOSA guarantee payments represents the notional amounts that could be lost under the guarantees if there is non-performance under a contract by the guaranteed parties, without consideration of possible recoveries under recourse provisions from collateral held or pledged. Such guarantee amounts bear no relationship to the anticipated losses on these guarantees and greatly exceed anticipated losses.

        The fair value of SOSA guarantees provided in respect of joint ventures at November 30, 2003 was $0.7 million.

        The Company has extended to SOSA a committed line of credit in the amount of $50 million pursuant to a facility agreement, dated as of June 30, 2003 and restated as of August 21, 2003 for working capital and other corporate purposes. This line remains available to SOSA until November 28, 2004, and is discussed further in Note 16, "Long-Term Debt and Capital Lease Obligations."

        The Company guaranteed the obligations of SOSA and/or its subsidiaries to the banks providing Bank Guarantees pursuant to the following agreements: (i) a $44 million guarantee facility (of which $23.5 million is the maximum amount available to SOSA and for which SNSA could become contingently obligated pursuant to its guarantee); (ii) a $28 million reimbursement agreement in respect of a letter of credit; (iii) a $45 million guarantee facility portion of the $ 55/45 million credit/guarantee facility; and (iv) a $29 million uncommitted guarantee facility, of which the Company has guaranteed up to approximately NOK 53 million (approximately $7.8 million as at November 30, 2003). The Bank Guarantees and/or letter of credit were obtained in connection with various SOSA projects, including the Duke Hubline project; the Langeled project; the Dalia project; the Vigdis project; and various other projects. If the banks are required to make payments under the Bank Guarantees or letter of credit and SOSA does not reimburse the banks for such payments as it is obligated to do, the Company would be obligated to make such payments to the banks in connection with the Bank Guarantees or letter of credit as direct obligors. The banks that provided SOSA with the Bank Guarantees or letter of credit required this support from SNSA and/or SNTG as a condition to providing the Bank Guarantee or letter of credit. The Company's guarantees of SOSA's obligations in connection with these Bank Guarantees and letter of credit, as the case may be, will continue until the underlying Bank Guarantees and letter of credit, as the case may be, are terminated.

        In connection with a new bonding facility, the Company has agreed to guarantee up to $96 million of SOSA's obligations under the New Bonding Facility. The maximum amount of this guarantee is reduced at any time by the amount of SNSA guarantees outstanding from time to time in connection with the Bank Guarantees and letter of credit, as the case may be, described in clauses (i) through (iv) of the immediately preceding paragraph. The provision of this guarantee was a condition to the New Bonding Facility. The Company's guarantee of SOSA's obligations under the New Bonding Facility will continue until SOSA's obligations under the New Bonding Facility are terminated or satisfied or until SOSA has maintained a minimum tangible net worth of at least $300 million as reflected in its consolidated financial statements for two consecutive fiscal quarters.

        The Company's operations involve the use, storage and disposal of chemicals and other hazardous materials and wastes. The Company is subject to applicable federal, state, local and foreign health, safety and environmental laws relating to the protection of the environment, including those governing discharges of pollutants to air and water, the generation, management and disposal of hazardous materials and wastes and the cleanup of contaminated sites. In addition, some environmental laws, such as the U.S. Superfund law, similar state statutes and common laws, can impose liability for the entire cleanup of contaminated sites or for third-party claims for property damage and personal injury, regardless of whether the current owner or operator owned or operated the site at the time of the release of contaminants or the legality of the original disposal activities.

        In November 2001, the Company sold SNTG's tank storage terminals in Perth Amboy, NJ and Chicago, IL. Under the terms of the sale agreement the Company has retained responsibility for certain environmental contingencies, should they arise during the covered period which ended two years after the closing date, in connection with these two sites. As of November 30, 2003, the Company has not been notified of any such contingencies having been incurred and neither does it anticipate any such contingencies being incurred in the future. The Chicago, IL terminal property has been leased under a long term agreement with the Illinois International Port District. In addition, as part of the Chicago, IL sale, the Company assigned its rights to the terminal property to a third party. The Company is contingently liable if the third party does not return the facility in acceptable condition at the end of the sublease period, on June 30, 2026.

20.    Legal Proceedings

SNTG

Investigations by U.S. Department of Justice and European Commission

        In 2002 SNSA became aware of information that caused it to undertake an internal investigation regarding potential improper collusive behavior in parcel tanker and intra-Europe inland barge operations. As a consequence of the internal investigation, SNSA voluntarily reported certain conduct to the Antitrust Division (the "Antitrust Division") of the U.S. Department of Justice (the "DOJ") and the Competition Directorate of the European Commission (the "EC").

        As a result of its voluntary report to the DOJ, SNTG entered into an Amnesty Agreement with the Antitrust Division, which provided immunity to SNTG subject to the terms and conditions of the Amnesty Agreement. On February 25, 2003, the Company announced that SNTG had been conditionally accepted into the DOJ's Corporate Leniency Program with respect to possible collusion in the parcel tanker industry. Pursuant to such program and provided the program's stated terms and conditions were met, including continued cooperation, SNTG and its directors and employees were promised amnesty from criminal antitrust prosecution and fines in the United States for anticompetitive conduct in the parcel tanker business.

        At the same time, the Company also announced that the EC had admitted SNTG into its Immunity Program with respect to deep-sea parcel tanker and intra-Europe inland barge operations. Acceptance into the EC program affords the SNSA Group immunity from EC fines with respect to anticompetitive behavior, subject to the SNSA Group fulfilling the conditions of the program, including continued cooperation. There can be no assurance that in the future national authorities in Europe or elsewhere will not assert jurisdiction over the alleged conduct and/or seek to take action against the Company.

        Subsequently, the Antitrust Division's staff informed SNTG that it was suspending SNTG's obligation to cooperate because the Antitrust Division was considering whether or not to remove SNTG from the DOJ's Corporate Leniency Program. Thereafter, in March 2004, the Antitrust Division voided the Amnesty Agreement and revoked SNTG's conditional acceptance into the DOJ Corporate Leniency Program. SNSA intends to vigorously challenge the Antitrust Division's decision. If the Company's challenge to the Antitrust Division's decision is not successful, it is possible that SNTG or its directors or employees could be subject to criminal prosecution and, if found guilty, substantial fines and penalties. Even if SNTG's challenge is successful, its continuing immunity and amnesty under the Antitrust Division's Corporate Leniency Program would depend on the DOJ's satisfaction that going forward SNTG and its directors and employees were meeting their obligations to cooperate and otherwise comply with the conditions of the Corporate Leniency Program. It is possible that the Antitrust Division could, once again, determine that SNTG or such directors or employees did not or have not fully complied with those terms and conditions. If this were to happen, SNTG or such directors or employees could, once again, be partly or fully removed from the Corporate Leniency Program, subject to criminal prosecution and, if found guilty, substantial fines and penalties.

        SNTG currently remains in the EC's Immunity Program. The continuing immunity and amnesty of SNTG and the directors and employees under the EC's Immunity Program depends on the EC's satisfaction that going forward SNTG and its directors and employees are meeting their obligations to cooperate and otherwise comply with the conditions of the Immunity Program. It is possible that the EC could determine that SNTG or such directors or employees did not or have not fully complied with those terms and conditions. If this were to happen, SNTG or such directors or employees could be partly or fully removed from the Immunity Program, subject to criminal prosecution and, if found guilty, substantial fines and penalties.

        The DOJ has taken the position that the Executive Vice President and Managing Director of SNTG Tanker Trading, Richard Wingfield, who has been suspended from his employment with SNTG, has not complied with the cooperation requirements of the conditional immunity. In June 2003, the Department of Justice arrested Mr. Wingfield and filed a criminal complaint against him. To date, Mr. Wingfield has not been indicted.

        The Company is challenging the DOJ's withdrawal of conditional immunity and remains in the EC's Immunity Program. Because of this and the inherent difficulty of predicting the outcome of an investigation and the challenge to the DOJ's determination, the Company has made no provision for any fines related to the DOJ or EC investigations in the accompanying consolidated financial statements.

Investigations by Korea Fair Trade Commission and Canada Competition Bureau

        The Korea Fair Trade Commission ("KFTC") and the Canada Competition Bureau ("CCB") have each notified SNTG that they are conducting investigations of the parcel tanker shipping industry and SNTG. SNTG has informed the KFTC and the CCB that it is committed to cooperating fully with the investigations.

        Because of the early stages of these investigations and the inherent unpredictability of the outcome of such proceedings, the Company is unable to determine whether or not an unfavorable outcome is probable and has made no provision for any fines or other penalties related to the KFTC or CCB investigations in the accompanying consolidated financial statements.

Employment Litigation

        In an action filed in the Superior Court in Connecticut, SNTG and its former chairman have been sued by a former in house legal counsel, Paul E. O'Brien, who resigned in early 2002.

        In the Paul E. O'Brien action, the plaintiff seeks damages for constructive discharge and alleges that SNTG was engaging in ongoing "illegal antitrust activities that violated U.S. and international law against price fixing and other illegal collusive conduct." The O'Brien action also seeks an order allowing the plaintiff to disclose client confidences regarding these allegations and protecting the plaintiff from civil or disciplinary proceedings after such revelation. The complaint, as amended, does not specify the range of damages sought other than to state they are in excess of the $15,000 jurisdictional minimum. SNTG has moved for summary judgment on the entire complaint. The motion is fully briefed and under consideration by the Court.

        The Company intends to vigorously defend itself against this lawsuit and, in accordance with SFAS No. 5, "Accounting For Contingencies,"the Company has not made any provision for any liability related to the action in the accompanying consolidated financial statements.

Antitrust Civil Class Action Litigations

        To date we are aware of twelve putative private class actions filed against SNSA and SNTG for alleged violations of antitrust laws. The actions set forth almost identical claims of collusion and bid rigging that track information in media reports regarding the DOJ and EC investigations. The suits seek treble damages in unspecified amounts and allege violations of the Sherman Antitrust Act and various state antitrust and unfair trade practices acts. The actions typically name as defendants SNSA and SNTG, along with several of SNTG's competitors, Odfjell, Jo Tankers and Tokyo Marine.

        In nine of these actions, the customers claim they paid higher prices under the contracts they had with the defendants as a result of the defendants' alleged collusive conduct. The remaining three actions are on behalf of indirect purchasers who claim that such alleged collusion resulted in higher prices being passed on to them. One of the actions has been dismissed and another action was settled with no material adverse financial impact.

        In July 2003, the Company moved for the Judicial Panel on Multidistrict Litigation ("JPML") to consolidate all of the then-pending litigation into a single multidistrict litigation ("MDL") court for pretrial proceedings. None of the plaintiffs opposed this motion and the Panel consolidated the earliest filed cases into a single MDL proceeding before Judge Covello in the U.S. District Court for the District of Connecticut. Motions to consolidate the remainder of the cases, except for three of the actions, as the "tag-a-long" actions in that same Connecticut MDL court have been filed without opposition. Other than a case management conference, no proceedings have begun in the MDL action as yet due to the stay described below.

        SNTG's contracts with its customers contain arbitration clauses. Accordingly, prior to the JPML consolidation, in two of the earliest filed class actions SNSA filed motions to compel arbitration. In one action SNTG's motion to compel arbitration was denied by the U.S. District Court for the District of Connecticut. All proceedings in the district court were stayed pending the appeal to the United States Court of Appeals for the Second Circuit. In the meanwhile, this action has been consolidated before the MDL court, which has continued the stay and applied it to all the actions before the MDL Court. The Second Circuit heard oral argument on February 3, 2004 and the parties await the Court's ruling on the arbitration issues. In another action in the U.S. District Court for the Southern District of Texas, the motion to compel arbitration was granted. Subsequently, in December 2003, the plaintiff served on the named defendants a demand for arbitration in New York. The MDL court has stayed the arbitration along with the other actions pending a ruling by the Second Circuit regarding the arbitration issues.

        The proceedings described above are at an early stage. Consequently, and because of the inherent uncertainty involved in evaluating potential litigation outcomes, the Company is not able to determine whether or not a negative outcome in any of these actions is probable or a reasonable range for any such outcome, and has made no provision for any of these claims in the accompanying consolidated financial statements.

Private Civil Actions By Direct Opt-Out Plaintiffs

        On November 7, 2003, The Dow Chemical Company ("Dow"), filed antitrust claims against the SNSA Group in the Federal District Court for the District of Connecticut. The claims track the allegations in the putative class actions described above. The claims are presented in two complaints, which reflect that, for part of the period at issue, Dow had not then merged with Union Carbide Corporation.

        The Dow and Union Carbide actions have been consolidated into the JPML proceedings. All pretrial proceedings in these actions would be handled by the same court that addresses the pretrial proceedings in the consolidated putative class actions. SNTG's contracts with Dow and Union Carbide contained arbitration clauses. Like the other actions before the MDL court, these actions are stayed pending a ruling by the Second Circuit on the arbitration issues.

        These actions name the same defendants as the putative class actions, make similar allegations, and seek the same type of damages under the Sherman Act as sought by the putative class actions. In effect, Dow has asserted claims in its own name that were already included within the purported scope of the putative class actions.

        The proceedings described above are at an early stage. The claims made appear to track media reports regarding the DOJ and EC investigations and are not based on any factual discovery. Consequently, and because of the inherent uncertainty involved in evaluating potential litigation outcomes, the Company is not able to determine whether or not a negative outcome in any of these actions is probable or a reasonable range for any such outcome, and has made no provision for any of the claims in the accompanying consolidated financial statements.

Securities Litigation

        In March 2003 an individual claiming to have purchased SNSA American depositary receipts, Joel Menkes, filed a putative civil securities class action in the U.S. District Court for the District of Connecticut against the SNSA Group and certain officers. Pursuant to the Private Securities Litigation Reform Act ("PSLRA") the Court allowed for the consolidation of any other class actions with this one. No other class actions were brought during the time allowed, but on June 27, 2003, at plaintiffs' request, the Court appointed Irene and Gustav Rucker as lead plaintiffs in the action.

        On September 8, 2003, the Plaintiffs filed their Consolidated Amended Class Action Complaint against the same defendants. The consolidated complaint is brought on behalf of "all purchasers of SNSA's American Depository Receipts ("ADR's") from May 31, 2000 through February 20, 2003…and all United States ("U.S.") located purchasers of SNSA's securities traded on the Oslo Børs to recover damages caused by defendants' violations of the Securities Exchange Act of 1934."

        The complaint asserts that the Company's failure to disclose alleged corrupt or illegal behavior, coupled with allegedly "false and misleading" statements, caused plaintiff to pay inflated prices for the Company's securities by making it appear that the Company was "immune to an economic downturn that was afflicting the rest of the shipping industry" and "misleading them to believe that the Companies' earnings came from legitimate transactions."

        On October 27, 2003 the SNSA Group filed a motion to dismiss the consolidated complaint in its entirety. Briefing of the motion was completed in January 2004 and the parties await a ruling from the Court.

        The Company intends to vigorously defend itself against this lawsuit and, in accordance with SFAS No. 5, the Company has not made any provision for any liability related to the action in the accompanying consolidated financial statements.

Customer Relations Issues

        The Company has actively engaged in discussion with a number of customers regarding the subject matter of the DOJ and EU antitrust investigations. A number of companies have indicated their support and some have expressed concerns. The Company has participated in business discussions and formal mediation with some customers seeking to address any concerns and avoid additional litigation. The Company has reached commercial agreements with several customers pursuant to which the customers have relinquished any claims arising out of the matters that are the subject of the antitrust investigations. Although the impact of these agreements is difficult to assess until they are fully performed over time, the Company expects that they will not have a material negative impact on SNTG's earnings or cash flows.

Investigations by the U.S. Department of the Treasury's Office of Foreign Assets Control

        The U.S. Department of the Treasury's Office of Foreign Assets Control ("OFAC") currently is investigating certain payments by SNTG of incidental port expenses to entities in Iran as possible violations of the International Emergency Economic Powers Act ("IEEPA") and the Iranian Transactions Regulations. OFAC concluded an investigation of similar payments by SNTG to entities in the Sudan as possible violations of IEEPA and the Sudanese Sanctions Regulations. SNTG is cooperating fully with OFAC, and has implemented policies and procedures to comply with U.S. sanctions regulations.

        With respect to OFAC's Sudan investigation, on March 20, 2003 SNTG settled the matter with OFAC for a payment of $95,000 by SNTG and without any determination by OFAC that SNTG's payments of incidental port expenses to entities in the Sudan violated U.S. sanctions regulations.

        With respect to OFAC's Iran investigation, on April 3, 2002 OFAC issued a Cease and Desist Order to SNTG covering payments by SNTG of incidental port expenses involving unlicensed shipments to, from or involving Iran. OFAC's Iran investigation is currently pending and OFAC has not made any formal determination of whether a violation has occurred as a result of SNTG's payments of incidental port expenses to entities in Iran. OFAC has referred this matter to the U.S. Attorney's Office in Connecticut for investigation.

        Because of the early stages of the Iran investigations and the inherent unpredictability of the outcome of such proceedings, the Company is unable to determine whether or not an unfavorable outcome is probable and has made no provision for any fines or other penalties related to OFAC's Iran investigation in the accompanying consolidated financial statements.

Investigation by U.S. Attorney's Office in Connecticut

        The U.S. Attorney's Office in Connecticut has opened an investigation regarding whether the Company's "trade with embargoed countries violated U.S. laws." The Company is cooperating fully with the U.S. Attorney's Office.

        Because of the early stage of this investigation and the inherent unpredictability of the outcome of such proceedings, the Company is unable to determine whether or not an unfavorable outcome is probable and has made no provision for any fines or other penalties related to the U.S. Attorney's investigation in the accompanying consolidated financial statements.

SOSA

Technip

        In 1996, Coflexip SA and Coflexip Stena Offshore Limited (now known as Technip S.A. and Technip Offshore Limited) ("Technip"), commenced legal proceedings in the U.K. High Court against three subsidiaries of SOSA for infringement of a certain patent held by Technip on flexible flowline laying technology. The claim related to SOSA's use of the flexible lay system on the Seaway Falcon. The claim was heard by the U.K. High Court in 1998 and on January 27, 1999 the disputed patent was held valid in favor of Technip. Following this judgment, Technip claimed damages relating to lost profit for five projects, plus legal costs and interest. However, the damages claim was stayed pending the appeal by both parties against the January 1999 decision. The Court of Appeal dismissed the defendant's appeal and maintained the validity of the patent. SOSA applied for leave to appeal the Court of Appeal decision to the House of Lords, which was denied. As a result, the equipment part as well as the process part of the patent were held valid.

        During 2001, Technip submitted an amended claim for damages claiming the lost profits on a total of 15 projects. In addition there was a claim for alleged price depreciation on certain other projects. The total claim was for GBP 63 million (approximately $118 million), plus interest, legal fees and a royalty for each time that the flexible lay system tower on the Seaway Falcon was brought into U.K. waters. The Company estimated that the total claim would be approximately GBP 88 million (approximately $165 million). In the alternative, Technip claimed a reasonable royalty for each act of infringement, interest and legal costs. Technip did not quantify the claim.

        During 2003, the U.K. High Court held that the same patent, the subject of the proceedings against SOSA, was invalid in a separate and unrelated litigation between a company of the Halliburton Group and Technip. That decision has been appealed by Technip.

        In light of the decision in the Halliburton case, SOSA applied to the U.K. High Court to stay the damages inquiry in the Stolt Offshore case, pending the resolution of the Halliburton case. The U.K. High Court denied the request. SOSA appealed this decision to the U.K. Court of Appeal and the U.K. Court of Appeal, subsequent to a hearing in January 2004, decided that SOSA could not benefit from the patent being revoked in the Halliburton case. However, the U.K. Court of Appeal did not decide on whether or not to stay the damages inquiry, nor on whether or not to recommend that leave to appeal to the House of Lords be given. These two issues were expected to be considered by the U.K. Court of Appeal after the decision in the Halliburton case was known. The damages inquiry in the infringement case with Technip was scheduled to be heard beginning in late April 2004.

        As of November 30, 2002, SOSA, in consultation with its advisers, had assessed that the range of possible outcomes for the resolution of damages was $1.5 million to $130.0 million and determined that no amount within the range was a better estimate than any other amount. Consequently, in accordance with SFAS No.5, "Accounting for Contingencies", as interpreted by FASB Interpretation No. 14 "Reasonable Estimation of the Amounts of a Loss", SOSA provided $1.5 million in the financial statements, being the lower amount of the range.

        As of November 30, 2003, SOSA, in consultation with its advisers, provided for an increased contingency reserve of $9.3 million related to this litigation, reflecting SOSA's best estimate of the then expected settlement.

        On March 18, 2004, SOSA announced that it and Technip had reached a settlement of this matter. The settlement involves (i) a cash payment by SOSA of an amount within its contingency reserve described above, (ii) Technip's grant of a license to SOSA for the use of the allegedly infringing technology covering the North Sea area for future periods for an immaterial annual fee, (iii) the termination of arbitration proceedings in the United States with respect to an unrelated matter, with neither party making payment to the other, and (iv) a transfer to Technip of a portion of SOSA's minority equity interest in a project joint venture involving Technip and SOSA. SOSA's carrying value for its investment in this project joint venture was nil as of November 30, 2003. SOSA estimates that the reduction in future profits from this transferred interest is approximately $6.0 million. Technip has not granted to SOSA a license to use the allegedly infringing technology or process in any other jurisdiction.

Duke Hubline

        In October 2003, SOSA commenced arbitration proceedings against Algonquin Gas Transmission, claiming approximately $57.8 million in unpaid invoices for work performed while laying an offshore gas pipeline off the coast of Massachusetts for the Duke Hubline project (a conventional project in the U.S., executed in 2002 and 2003). Algonquin Gas Transmission, the owner of the pipeline, challenged its obligation to pay any of the invoice amounts and asserted counterclaims totaling an additional $39 million for alleged mismanagement and inadequate performance by SOSA. Due to Algonquin Gas Transmission's non-payment of invoiced amounts, SOSA was unable to pay certain of its subcontractors employed to work on the pipeline, two of which, Bisso Marine Company and Torch Offshore Inc., filed lawsuits against SOSA in Louisiana state courts for non-payment of amounts invoiced. These same subcontractors claimed liens over the pipeline, which liens are the subject of proceedings commenced by them against SOSA and Algonquin Gas Transmission in Massachusetts state court.

        SOSA's dispute with Algonquin Gas Transmission was referred to mediation in late January 2004, at which the parties reached a "settlement in principle" whereby (i) Algonquin Gas Transmission agreed to pay SOSA $37 million in full and final settlement of SOSA's claims and (ii) SOSA agreed to withdraw the arbitration proceedings and use its best efforts to secure the release of the above-mentioned subcontractor liens in full and final settlement of Algonquin Gas Transmission's counterclaims. A definitive settlement agreement was executed on February 26, 2004 reflecting the terms of the "settlement in principle" and Algonquin Gas Transmission paid the settlement amount to SOSA. The value of the settlement is consistent with the receivable of $37 million recorded by SOSA as of November 30, 2003. SOSA has also reached agreements in principle with Bisso Marine Company and Torch Offshore Inc. to settle the related subcontractor litigation.

West African Contract

        In connection with a major West African contract, SOSA received a letter dated December 12, 2003 from the customer notifying SOSA of a potential claim for an unspecified amount of liquidated damages. The claim relates to delays in completion of certain milestones. SOSA believes that the customer does not have a valid case for liquidated damages, and on that basis has not recorded a provision.

Other

        In addition, in the course of its business, SOSA becomes involved in contract disputes from time to time due to the nature of its activities as a contracting business involved in several long-term projects at any given time. SOSA makes provisions to cover the expected risk of loss to the extent that negative outcomes are likely and reliable estimates can be made. However, the final outcomes of these contract disputes are subject to uncertainties as to whether or not they develop into a formal legal action and therefore the resulting liabilities may exceed the liability SOSA may anticipate.

        Furthermore, SOSA is involved in legal proceedings from time to time incidental to the ordinary conduct of its business. Litigation is subject to many uncertainties, and the outcome of individual matters is not predictable with assurance. It is reasonably possible that the final resolution of any litigation could require SOSA to make additional expenditures in excess of reserves that it may establish. In the ordinary course of business, various claims, suits and complaints have been filed against SOSA in addition to the one specifically referred to above. Although the final resolution of any such other matters could have a material effect on the Company's operating results for a particular reporting period, the Company believes that these matters will not materially affect its consolidated financial position.

SSF

        Several companies in the Stolt Sea Farm group and almost 45 companies in the aquaculture industry, as well as processing companies, seafood distributors and grocery retailers, were served with a Notice of Violation, by the Attorney General, State of California, on January 30, 2004. The alleged violation is for sale of salmon without warning labels regarding polychlorinated biphenyl ("PCB") content. This is a so-called "Proposition 65" proceeding under Californian Law.

        The outcome of this action is uncertain, and this could end with decree by the court that salmon as merchandise has to carry certain labels indicating the PCB content. It is also possible that the companies subject to this proceeding become liable for a monetary fine.

        In April 2003, two lawsuits were filed against Stolt Sea Farm pertaining to its operations in the Broughton Archipelago, British Columbia. Both actions were brought in the name of aboriginal organizations. The lawsuit filed in the Federal Court of Canada seeks to set aside the decision of the Minister of Fisheries and Oceans to permit the relocation of an aquaculture site from Eden Island to Humphrey Rock. The other, filed in the Supreme Court of British Columbia, seeks damages and other relief arising from the stocking of aquaculture facilities in territory claimed to be subject to aboriginal title of the plaintiffs. In this action, the plaintiffs have given notice of an intention to apply for an interlocutory injunction to restrain the continuance of aquaculture operations pending resolution of the dispute. The federal and provincial governments and Heritage Salmon Ltd. are co-defendants in the suit along with Stolt Sea Farm. Both actions are being vigorously defended by all named defendants, and the Company has not made any provision for any liability related to these actions in the accompanying consolidated financial statements.

General

        The Company expenses legal costs as incurred.

        The ultimate outcome of governmental and third party legal proceedings, as described above, are inherently difficult to predict. It is reasonably possible that actual expenses and liabilities could be incurred in connection with both asserted and unasserted claims in a range of amounts that cannot reasonably be estimated. It is possible that such expenses and liabilities could have a material adverse affect on the Company's consolidated financial statements.

        The Company is a party to various other legal proceedings arising in the ordinary course of business. The Company believes that none of the matters covered by such legal proceedings, except as disclosed herein, will have a material adverse effect on the Company's business, results of operations, or financial condition other than as disclosed specifically herein.

        The Company's operations are affected by U.S. and foreign environmental protection laws and regulations. Compliance with such laws and regulations entails considerable expense, including ship modifications and changes in operating procedures.

21.    Minority Interest

        The minority interest in the consolidated balance sheets and consolidated statements of operations of the Company primarily reflects the minority interest in SOSA. The Company's economic ownership in SOSA increased from 53% as of November 30, 2001 to 63.5% in the year ended November 30, 2002, and remained at 63.5% in the year ended November 30, 2003. Minority interest in SOSA amounted to $39.1 million and $191.7 million as of November 30, 2003 and 2002, respectively, of the total amount included in the consolidated balance sheet of $52.4 million and $203.1 million as of November 30, 2003 and 2002, respectively. The remaining amounts of minority interest primarily represent the SOSA portion of minority partners' interest of 33.3% in Alto Mar Girassol and 37% in Paragon Engineering Holdings Inc.

22.    Pension And Benefit Plans

        Certain of the U.S. and non-U.S. subsidiaries of the Company have non-contributory pension plans covering substantially all of their shore-based employees. The most significant plans are defined benefit plans. Benefits are based on each participant's length of service and compensation.

        SNTG provides pension benefits to ship officers employed by SNTG. Group single premium retirement contracts were purchased whereby all accrued pension liability through June 30, 1986 was fully funded. It is SNTG's intention to fund its liability under this plan and it is considering various investment alternatives to do this.

        Net periodic benefit costs for the Company's defined benefit retirement plans (including a retirement arrangement for one of the Company's directors) and other post-retirement benefit plans for the years ended November 30, 2003, 2002, and 2001, consist of the following:

	Pension Benefits			Other Post-retirement Benefits
For the years ended November 30,
	2003	2002	2001	2003	2002	2001
	(in thousands)
Components of Net Periodic Benefit Cost:
Service cost	$6,988	$4,957	$4,759	$381	$223	$249
Interest cost	9,092	8,675	7,758	833	626	488
Expected return on plan assets	(6,814)	(7,186)	(5,593)	—	—	—
Amortization of unrecognized net transition liability	223	563	695	122	127	178
Amortization of prior service cost	(19)	(209)	452	10	10	14
Recognized net actuarial loss (gain)	1,655	132	237	154	—	(98)
Gain recognized due to curtailment	—	10	(156)	—	—	—

Net periodic benefit cost	$11,125	$6,942	$8,152	$1,500	$986	$831

        U.S. based employees retiring from SNTG after attaining age 55 with at least ten years of service with SNTG are eligible to receive post-retirement health care coverage for themselves and their eligible dependents. These benefits are subject to deductibles, co-payment provisions, and other limitatiions. SNTG reserves the right to change or terminate the benefits at any time.

        The following tables set forth the change in benefit obligations for the Company's defined benefit retirement plans and other post-retirement plans and the change in plan assets for the defined benefit retirement plans. There are no plan assets associated with the other post-retirement plans.

			Other Post-retirement Benefits
	Pension Benefits
For the years ended November 30,
	2003	2002	2003	2002
	(in thousands)
Change in Benefit Obligation:
Benefit obligations at beginning of year	$137,305	$122,219	$11,254	$7,110
Service cost	6,988	4,957	381	223
Interest cost	9,092	8,675	833	626
Benefits paid	(4,534)	(5,015)	(391)	(605)
Plan participant contributions	379	66	—	—
Acquisitions/divestitures	—	(1,198)	—	(508)
Foreign exchange rate changes	5,366	4,164	—	—
Plan amendments	845	63	—	—
Curtailments and settlements	771	784	—	—
Actuarial (gains) and losses	13,560	2,590	2,825	4,408

Benefits obligation at end of year	$169,772	$137,305	$14,902	$11,254

	Pension Benefits
For the years ended November 30,
	2003	2002
	(in thousands)
Change in Plan Assets:
Fair value of plan assets at beginning of year	$85,331	$75,898
Actual return on plan assets	9,931	(1,492)
Company contributions	18,559	11,287
Plan participant contributions	514	496
Foreign exchange rate changes	(1,113)	3,546
Curtailments and settlements	—	264
Benefits paid	(4,377)	(4,902)
Acquisitions/divestitures	—	182
Plan amendments	—	52

Fair value of plan assets at end of year	$108,845	$85,331

        Amounts recognized in the Company's consolidated balance sheets consist of the following:

			Other Post-retirement Benefits
	Pension Benefits
As of November 30,
	2003	2002	2003	2002
	(in thousands)
Funded status of the plan	$(60,927)	$(51,974)	$(14,902)	$(11,254)
Unrecognized net actuarial loss (gain)	44,897	30,812	4,731	2,019
Unrecognized prior service cost	1,871	1,566	9	19
Unrecognized net transition liability	(21)	20	1,098	1,220
Measurement date to year-end	681	20	40	81

Net amount recognized	$(13,499)	$(19,556)	$(9,024)	$(7,915)

Prepaid benefit cost	$22,246	$1,191	$—	$—
Accrued benefit liability	(48,322)	(39,657)	(9,024)	(7,915)
Intangible asset	1,494	3,441	—	—
Accumulated other comprehensive loss, including SOSA minority interest portion	11,083	15,469	—	—

Net amount recognized	$(13,499)	$(19,556)	$(9,024)	$(7,915)

				Other Post-retirement Benefits
	Pension Benefits
As of November 30,
	2003	2002	2001	2003	2002	2001
	(in thousands)
Weighted-Average Assumptions
Discount rate	5.94%	6.50%	7.06%	6.00%	6.75%	7.50%
Expected long-term rate of return on assets	5.54%	7.54%	8.89%	—%	—%	—%
Rate of increase in compensation levels	5.55%	3.85%	4.08%	4.00%	4.50%	5.00%

        The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets of pension plans with accumulated benefit obligations in excess of plan assets were $155.6 million,

$137.4 million, and $96.9 million, respectively, as of November 30, 2003 and $118.2 million, $107.5 million, and $66.8 million respectively, as of November 30, 2002.

        Health care cost trends assume an 11.5% annual rate of increase in the per capita cost of covered health care benefits for 2004, grading down gradually each year, reaching an ultimate rate of 5.0% in 2013 and remaining at that level thereafter. The effect of a 1% change in these assumed cost trends on the accumulated post-retirement benefit obligation at the end of 2003 would be an approximate $0.5 million increase or an approximate $0.6 million decrease and the effect on the aggregate of the service cost and interest cost of the net periodic benefit cost for 2003 would be an approximate $0.1 million increase or an approximate $0.1 million decrease.

        The Company also provides defined contribution plans to certain of its qualifying employees. Company contributions charged to expense for these plans were $6.6 million, $6.7 million and $3.6 million in 2003, 2002 and 2001, respectively.

23.    Capital Stock, Founder's Shares And Dividends Declared

        The Company's authorized share capital consists of 120,000,000 Common shares, no par value, and 30,000,000 Founder's shares, no par value. Under the Luxembourg Company law, Founder's shares are not considered as representing capital of the Company.

        In addition to the authorized Common shares and Founder's shares of the Company set forth above, an additional 1,500,000 Class B shares, no par value, have been authorized for the sole purpose of the issuance of options granted under the Company's existing stock option plans, and may not be used for any other purpose. The rights, preferences and priorities of such Class B shares are set forth in the Articles of Incorporation. All such Class B shares convert to Common shares immediately upon issuance. Such authorized Class B shares and all of the rights relating thereto shall expire, without further action, on December 31, 2009.

        Except for matters where applicable law requires the approval of both classes of shares voting as separate classes, Common shares and Founder's shares vote as a single class on all matters submitted to a vote of the shareholders, with each share entitled to one vote.

        Under the Articles of Incorporation, holders of Common shares and Founder's shares participate in annual dividends, if any are declared by the Company, in the following order of priority: (i) $0.005 per share to Founder's shares and Common shares equally; and (ii) there-after, all further amounts are payable to Common shares only. Furthermore, the Articles also set forth the priorities to be applied to each of the Common and Founder's shares in the event of a liquidation.

        Under the Articles, in the event of a liquidation, all debts and obligations of the Company must first be paid and thereafter all remaining assets of the Company are paid to the holders of Common shares and Founder's shares in the following order of priority: (i) Common shares ratably to the extent of the stated value thereof (i.e. $1.00 per share); (ii) Common shares and Founder's shares participate equally up to $0.05 per share; and (iii) thereafter, Common shares are entitled to all remaining assets.

        The Company's share reclassification was approved at an extraordinary general meeting of shareholders on March 6, 2001 and became effective on March 7, 2001. The objective of the reclassification was to create a simplified and more transparent share capital structure that gives all shareholders a vote on all matters, and results in only one class of publicly traded shares. The reclassification converted the Company's outstanding non-voting Class B shares to Common shares on a one-for-one basis. The existing class of Founder's shares remain outstanding and continue to constitute 20% of the issued voting shares (Common and Founder's shares) of the Company. The holders of the Founder's shares agreed to relinquish certain special voting rights formerly enjoyed by the Founder's shares including, for example, a separate class vote for merger transactions. The Founder's shares have only nominal economic rights and are not considered part of the share capital of the Company.

        The Common shares are listed in Norway on the Oslo Børs and trade as ADRs in the United States on NASDAQ.

        After shareholders' approval of the reclassification, SNSA had 54.9 million outstanding Common shares (which exclude 7.7 million Treasury Common shares). SNSA also had 13.7 million outstanding Founder's shares (which exclude 1.9 million Treasury Founder's shares). The share reclassification did not change the underlying economic interests of existing shareholders. The accompanying financial statements and all information in the notes thereto have been restated to give retroactive impact to the share reclassification.

        In January 2004, SNSA sold the 7.7 million Treasury Common shares in a private placement to non-affiliated institutional investors. The aggregate gross proceeds before expenses of $3 million amounted to $104 million, or approximately $13.50 per share. Upon completion of the issuance, SNSA had 62.6 million outstanding Common shares.

        As of November 30, 2003, 13,737,346 Founder's shares had been issued to Mr. Jacob Stolt-Nielsen. Additional Founder's shares are issuable to holders of outstanding Founder's shares without consideration, in quantities sufficient to maintain a ratio of Common shares to Founder's shares of 4 to 1. Pursuant to Luxembourg law, Founder's shares are not considered to represent capital of SNSA. Accordingly, no stated values for these shares are included in the accompanying consolidated balance sheets.

        Dividends are recognized in the accompanying financial statements upon final approval from the Company's shareholders or, in the case of interim dividends, as paid. No interim or final dividends for 2003 have been approved for payment by the Board of Directors. See Note 25, "Restrictions on Payment of Dividends" for further discussion.

        Luxembourg law requires that 5% of the Company's unconsolidated net profits each year be allocated to a legal reserve before declaration of dividends. This requirement continues until the reserve is 10% of the stated capital of the Company, as represented by Common Shares, after which no further allocations are required until further issuance of shares.

        The legal reserve may also be satisfied by allocation of the required amount at the issuance of shares or by a transfer from paid-in surplus. The legal reserve is not available for dividends. The legal reserve for all outstanding Common shares has been satisfied and appropriate allocations are made to the legal reserve account at the time of each issuance of new shares.

24.    Stock Option Plan

        The Company has a 1987 Stock Option Plan (the "1987 Plan") covering 2,660,000 Common shares and a 1997 Stock Option Plan (the "1997 Plan") covering 5,180,000 Common shares. No further grants will be issued under the 1987 Plan. Options granted under the 1987 Plan, and those which have been or may be granted under the 1997 Plan are exercisable for periods of up to ten years. The 1987 Plan and the 1997

Plan are administered by a Compensation Committee appointed by the Company's Board of Directors. The Compensation Committee awards options based on the grantee's position in the Company, degree of responsibility, seniority, contribution to the Company and such other factors as it deems relevant under the circumstances.

        All Class B shares issued in connection with the exercise of options will immediately convert to Common shares upon issuance in accordance with the Company's share reclassification.

        Options granted under both Plans may be exercisable for periods of up to ten years at an exercise price not less than the fair market value per share at the date of the grant. Options vest 25% on the first anniversary of the grant date, with an additional 25% vesting on each subsequent anniversary.

        The following table reflects activity under the Plans for the years ended November 30, 2003, 2002 and 2001:

For the years ended November 30,	Shares	2003 Weighted average exercise price	Shares	2002 Weighted average exercise price	Shares	2001 Weighted average exercise price
Common Share options
Outstanding at beginning of year	1,691,838	$15.46	1,128,438	$16.72	1,189,663	$16.63
Granted	698,940	5.90	605,400	13.10	—	—
Exercised	—	—	(6,475)	9.29	(41,425)	13.32
Canceled	(100,515)	11.51	(35,525)	16.19	(19,800)	18.88

Outstanding at end of year	2,290,263	$12.72	1,691,838	$15.46	1,128,438	$16.72

Exercisable at end of year	1,157,413	$16.67	1,102,488	$16.72	1,034,288	$16.41

Weighted average fair value of options granted		$2.43		$5.76		$—

For the years ended November 30,	Shares	2003 Weighted average exercise price	Shares	2002 Weighted average exercise price	Shares	2001 Weighted average exercise price
Class B options
Outstanding at beginning of year	1,731,242	$13.91	1,798,093	$13.89	1,311,481	$13.48
Granted	—	—	—	—	533,600	14.78
Exercised	—	—	(25,163)	11.25	(32,988)	11.73
Canceled	(58,587)	11.36	(41,688)	14.68	(14,000)	14.04

Outstanding at end of year	1,672,655	$14.03	1,731,242	$13.91	1,798,093	$13.89

Exercisable at end of year	1,313,680	$13.84	1,039,242	$13.80	736,393	$13.97

Weighted average fair value of options granted		$—		$—		$6.40

        The fair value of each stock option grant is estimated as of the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2003 Common	2002 Common	2001 Class B
Risk-free interest rates	3.8%	5.4%	5.0%
Expected lives (years)	6.5	6.5	6.5
Expected volatility	45.5%	43.0%	41.8%
Expected dividend yields	2.0%	1.6%	1.4%

        The following table summarizes information about stock options outstanding as of November 30, 2003:

	Options outstanding			Options exercisable
Range of exercise prices	Number outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price	Number exercisable	Weighted average exercise price
Common Shares options:
$20.13-22.50	352,350	4.06	$20.14	352,350	$20.14
$16.88-19.08	377,113	2.42	18.28	377,113	18.28
$5.90-13.17	1,560,800	7.14	9.70	427,950	12.39

	2,290,263	5.89	$12.72	1,157,413	$16.67

Class B options:
$19.08-22.13	117,125	2.17	$19.18	116,475	$19.17
$14.63-17.73	1,063,976	6.09	15.09	705,651	15.28
$9.88-13.17	491,554	3.77	10.50	491,554	10.50

	1,672,655	5.14	$14.03	1,313,680	$13.84

25.    Restrictions on Payment of Dividends

        On an annual basis, Luxembourg law requires an appropriation of an amount equal to at least 5% of SNSA's unconsolidated net profits, if any, to a "legal reserve" within shareholders'equity, until such reserve equals 10% of the issued share capital of SNSA. This reserve is not available for dividend distribution. SNSA's Capital stock and Founder's shares have no par value. Accordingly, SNSA has assigned a stated value per Common share of $1.00. At November 30, 2003, this legal reserve amounted to approximately $6.3 million based on Common shares issued on that date. Advance dividends can be declared, up to three times in any fiscal year (at the end of the second, third and fourth quarters), by the Board of Directors; however, they can only be paid after the prior year's financial statements have been approved by SNSA's shareholders, and after a determination as to the adequacy of amounts available to pay such dividends has been made by its independent statutory auditors in Luxembourg. Final dividends are declared by the shareholders once per year at the annual general meeting; both advance and final dividends can be paid out of any SNSA earnings, retained or current, as well as paid-in surplus, subject to shareholder approval. Luxembourg law also limits the payment of stock dividends to the extent sufficient surplus exists to provide for the related increase in stated capital.

        The Company's loan agreements provide for cumulative limitations on certain payments including dividend payments, share repurchases, and investments and advances to non-consolidated joint ventures and other entities. Based on such limitation, the Company is currently unable to pay any dividends, repurchase shares or make investments in or advances to joint ventures or other entities.

26.    Financial Instruments

        The Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, as of December 1, 2000, and has identified and designated all derivatives within the scope of SFAS No. 133, as amended by SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities".

        This Statement established accounting and reporting standards in the U.S. requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. The Statement requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the statement of operations, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting.

        All of the Company's derivative activities are over the counter instruments entered into with major financial institutions for hedging the Company's committed exposures or firm commitments with major financial credit institutions. The Company holds foreign exchange forward contracts, and commodity and interest rate swaps, which subject the Company to a minimum level of risk. The Company does not consider that it has a material exposure to credit risk from third parties failing to perform according to the terms of hedge instruments.

        The following foreign exchange contracts, maturing through November 2004, were outstanding as of November 30, 2003:

	Purchase	Sale
	(in local currency, thousands)
Singapore dollars	32,042	928
Norwegian kroner	24,852	5,217
British pounds sterling	18,380	—
Australian dollars	450	—
Japanese yen	—	1,011,952
Euro	—	8,558

        The U.S. dollar equivalent of the currencies which the Company had contracted to purchase was $54.2 million, and to sell was $20.8 million, as of November 30, 2003.

        The Company utilizes foreign currency derivatives to hedge committed and forecasted cash flow exposures. Substantially all of these contracts have been designated as cash flow hedges. The Company has elected non-hedge accounting treatment for the remaining contracts, which are immaterial. Hedges are evaluated for effectiveness and found to be effective. Forecasted cash flow hedge gains and losses are not recognized in income until maturity of the contract. Gains and losses of hedges of committed commercial transactions are recorded as a foreign exchange gain or loss.

        The Company utilizes foreign currency swap contracts to hedge foreign currency debt into U.S. dollars. The Company also entered into an interest rate swap agreement to reduce some of the risk associated with variable rate debt by swapping to fixed rate debt. In addition, the Company entered into oil futures contracts to hedge a portion of its future bunker purchases. These derivatives have been designated as cash flow hedges in accordance with SFAS No. 133.

        During the next twelve months, the Company estimates that $21.3 million of the net unrealized cash flow hedges from future commercial operating commitments will mature.

        The following estimated fair value amounts of the Company's financial instruments have been determined by the Company, using appropriate market information and valuation methodologies. Considerable judgment is required to develop these estimates of fair value, thus the estimates provided herein are not necessarily indicative of the amounts that could be realized in a current market exchange:

As of November 30,	2003 Carrying amount	2003 Fair value	2002 Carrying amount	2002 Fair value
	(in millions)
Financial Assets:
Cash and cash equivalents	$150.0	$150.0	$22.9	$22.9
Restricted cash deposits	27.5	27.5	2.1	2.1
Financial Liabilities:
Short-term bank loans	479.4	479.4	332.0	332.0
Long-term debt including current maturities, and related currency and interest rate swaps	1,217.5	1,224.7	1,326.0	1,299.7
Financial Instruments:
Foreign exchange forward contracts	2.7	2.7	28.1	28.1
Interest rate swaps	(3.1)	(3.1)	—	—
Bunker hedge contracts	1.3	1.3	—	—

        The carrying amount of cash and cash equivalents, restricted cash deposits and loans payable to banks are a reasonable estimate of their fair value. The estimated value of the Company's long-term debt is based on interest rates as of November 30, 2003 and 2002, using debt instruments of similar risk. The fair values of the Company's foreign exchange and bunker contracts are based on their estimated market values as of November 30, 2003 and 2002. Also, the Company's trade receivables and accounts payable as reported in the consolidated balance sheets approximate their fair value.

27.    Business and Geographic Segment Information

        The Company has three reportable segments from which it derives its revenues: SNTG, SOSA, and SSF. The revenues of OLL and SSL are included in the "Corporate and Other" category, as more fully described below. The reportable segments reflect the internal organization of the Company and are strategic businesses that offer different products and services. The SNTG business provides worldwide logistic solutions for the transportation, storage, and distribution of bulk liquid chemicals, edible oils, acids, and other specialty liquids. Additional information is provided below that may contribute to a greater understanding of the SNTG business. SOSA provides engineering, flowline lay, construction, inspection, and maintenance services to the offshore oil and gas industry. SSF produces and markets seafood products.

The "Corporate and Other" category includes corporate-related items, the minority interest in SOSA, and the results of OLL, SSL and all other operations not reportable under the other segments.

        The basis of measurement and accounting policies of the reportable segments are the same as those described in Note 2, "Significant Accounting Policies." The Company measures segment performance based on net income. Inter-segment sales and transfers are not significant and have been eliminated and are not included in the following table. Indirect costs and assets have been apportioned within SNTG on the basis of corresponding direct costs and assets. Interest and income taxes are not allocated.

        Summarized financial information concerning each of the Company's reportable segments is as follows:

	Stolt-Nielsen Transportation Group
For the year ended November 30, 2003	Tankers	Tank Containers	Terminals	Total	Stolt Offshore	Stolt Sea Farm	Corporate and Other	Total
	(in millions)
Operating revenue	$762	$255	$64	$1,081	$1,482	$462	$1	$3,026
Depreciation and amortization including drydocking and write-off of goodwill	(74)	(5)	(10)	(89)	(107)	(21)	(6)	(223)
Equity in net (loss) income of non-consolidated joint ventures	(3)	—	(7)	(10)	—	(1)	—	(11)
Restructuring charges	(2)	—	—	(2)	(16)	—	—	(18)
Impairment of tangible fixed assets	—	—	—	—	(177)	—	—	(177)
Write-off of goodwill	—	—	—	—	—	(2)	—	(2)
Income (loss) from operations	58	19	7	84	(380)	(64)	(10)	(370)
Interest expense	—	—	—	(50)	(28)	(22)	—	(100)
Interest income	—	—	—	3	3	1	—	7
Income tax (expense) benefit	—	—	—	—	1	(16)	—	(15)
Net income (loss)	—	—	—	38	(418)	(78)	142	(316)
Capital expenditures	11	2	24	37	22	29	—	88
Investments in and advances to non-consolidated joint ventures	47	2	45	94	43	2	—	139
Goodwill	—	1	—	1	6	28	8	43
Other intangible assets, net	—	—	—	—	—	29	2	31
Segment assets	1,397	102	311	1,810	1,243	520	6	3,579

	Stolt-Nielsen Transportation Group
For the year ended November 30, 2002	Tankers	Tank Containers	Terminals	Total	Stolt Offshore	Stolt Sea Farm	Corporate and Other	Total
	(in millions)
Operating revenue	$747	$228	$58	$1,033	$1,437	$436	$2	$2,908
Depreciation and amortization including drydocking and write-off of goodwill	(84)	(9)	(10)	(103)	(218)	(25)	(9)	(355)
Equity in net (loss) income of non-consolidated joint ventures	4	—	5	9	5	—	—	14
Restructuring charges	(10)	—	—	(10)	—	—	—	(10)
Write-off of goodwill	—	(3)	—	(3)	(106)	(8)	(1)	(118)
Income (Loss) from operations	83	19	19	121	(124)	(28)	(18)	(49)
Interest expense	—	—	—	(58)	(19)	(19)	—	(96)
Interest income	—	—	—	1	1	1	—	3
Income tax expense	—	—	—	(9)	(8)	(1)	—	(18)
Net income (loss)	—	—	—	56	(152)	(45)	38	(103)
Capital expenditures	17	3	19	39	55	29	—	123
Investments in and advances to non-consolidated joint ventures	45	1	53	99	29	3	—	131
Goodwill, net	—	1	—	1	6	30	7	44
Other intangible assets, net	—	—	—	—	5	35	2	42
Segment assets	1,436	118	274	1,828	1,459	495	5	3,787
	Stolt-Nielsen Transportation Group
For the year ended November 30, 2001	Tankers	Tank Containers	Terminals	Total	Stolt Offshore	Stolt Sea Farm	Corporate and Other	Total
	(in millions)
Operating revenue	$818	$214	$79	$1,111	$1,256	$374	$1	$2,742
Depreciation and amortization including drydocking	(96)	(7)	(11)	(114)	(108)	(13)	(4)	(239)
Equity in net (loss) income of non-consolidated joint ventures	(2)	—	2	—	12	1	—	13
Write-off of Comex trade name	—	—	—	—	(8)	—	—	(8)
Income from operations	97	18	36	151	36	—	(24)	163
Interest expense	—	—	—	(77)	(29)	(13)	—	(119)
Interest income	—	—	—	2	2	1	—	5
Income tax expense	—	—	—	(6)	(21)	(1)	—	(28)
Net income (loss)	—	—	—	70	(14)	(14)	(18)	24
Capital expenditures	43	9	58	110	63	26	4	203
Investments in and advances to non-consolidated joint ventures	40	1	50	91	36	3	—	130
Goodwill, net	—	1	—	1	122	36	28	187
Other intangible assets, net	—	—	—	—	—	34	1	35
Segment assets	1,574	151	264	1,989	1,560	414	9	3,972

        The following table sets out operating revenue by country for the Company's reportable segments. SNTG operating revenue is allocated on the basis of the country in which the cargo is loaded. Tankers and Tank Containers operate in a significant number of countries. Revenues from specific foreign countries which contribute over 10% of total operating revenue are disclosed separately. SSF operating revenue is allocated on the basis of the country in which the sale is generated. SOSA operating revenue is primarily allocated based on the geographic distribution of its activities, along with a Corporate category that includes all activities that serve more than one geographic region.

	For the years ended November 30,
	2003	2002	2001
	(in millions)
Operating Revenue:
Stolt-Nielsen Transportation Group—
Tankers:
United States	$237	$248	$245
South America	60	70	74
Netherlands	43	39	48
Other Europe	145	116	135
Malaysia	71	68	68
Other Asia	78	109	148
Middle East	44	35	36
Africa	54	51	40
Other	30	11	24

	$762	$747	$818

Stolt-Nielsen Transportation Group—
Tank Containers:
United States	$84	$72	$68
South America	8	9	9
France	23	22	22
Other Europe	65	63	54
Japan	15	14	12
Other Asia	50	39	38
Other	10	9	11

	$255	$228	$214

Stolt-Nielsen Transportation Group—
Terminals:
United States	$55	$49	$71
Brazil	9	9	8

	$64	$58	$79

Stolt Offshore:
Asia Middle East (AME)	$27	$26	$39
North America and Mexico (NAMEX)	201	190	277
Northern Europe and Canada (NEC)	387	336	326
Africa and Mediterranean (AFMED)	674	703	520
South America (SAM)	56	52	50
Corporate	137	130	44

	$1,482	$1,437	$1,256

	For the years ended November 30,
	2003	2002	2001
	(in millions)
Stolt Sea Farm:
United States	$125	$97	$99
Canada	3	12	18
Chile	15	8	7
United Kingdom	18	17	19
Norway	25	14	19
Spain	18	15	14
France	8	7	10
Belgium	10	8	9
Other Europe	23	19	20
Japan	144	184	138
Singapore	25	20	8
Taiwan	12	12	9
Other Asia	36	21	3
Other	—	2	1

	$462	$436	$374

        During the year ended November 30, 2003, three customers of SOSA accounted for more than 10% of the Company's revenue. The revenue from SOSA's three largest customers was $651.0 million and was attributable to the AFMED, NEC, NAMEX and AME regions.

        The following table sets out long-lived assets by country for the Company's reportable segments. For SNTG, long-lived assets by country are only reportable for the Terminals operations. SNTG's Tanker and Tank Container operations operate on a worldwide basis and are not restricted to specific locations. Accordingly, it is not possible to allocate the assets of these operations to specific countries. The total net book value of long-lived assets for tankers amounted to $1,156 million and $1,249 million, and for tank containers amounted to $53 million and $56 million, at November 30, 2003 and 2002, respectively. A large proportion of SOSA long-term assets are mobile assets that are utilized globally, and therefore cannot be directly attributed to any one geographical region. These long-term assets are represented as Corporate in the SOSA table below.

	As of November 30,
	2003	2002
	(in millions)
Long-Lived Assets:
Stolt-Nielsen Transportation Group—
Terminals:
United States	$174	$158
Brazil	37	37
Singapore/China	24	34
Korea	17	17
Others	4	4

	$256	$250

Stolt Offshore:
Asia Middle East (AME)	$15	$12
North America and Mexico (NAMEX)	41	66
Northern Europe and Canada (NEC)	25	26
Africa and Mediterranean (AFMED)	238	313
South America (SAM)	60	69
Corporate	212	364

	$591	$850

Stolt Sea Farm:
United States	$9	$10
Canada	27	26
Chile	19	20
United Kingdom	6	7
Norway	28	28
Spain	18	10
Other	10	6

	$117	$107

        Long-lived assets include fixed assets, investments in non-consolidated joint ventures and certain other non-current assets, mainly the unamortized portion of capitalized drydock costs. Long-lived assets exclude long-term restricted cash deposits, long-term deferred tax assets, long-term pension assets, goodwill, and intangibles.

28.    Subsequent Events

        SOSA has been informed by the U.S. Securities and Exchange Commission (SEC) that it is conducting an informal inquiry into SOSA's revenue recognition policies and practices with respect to claims and variation orders. The SEC has requested that SOSA voluntarily produce information and documents in response to the inquiry and SOSA is cooperating fully with the SEC.

        On December 18, 2003, an agreement was reached with the SOSA customer on the Offshore Gas Gathering System ("OGGS") project in Nigeria. The parties agreed that this agreement would cover all claims of whatever nature, whether formally made or not, and all facts and circumstances as at November 30, 2003 which may give rise to any claims whatsoever under the OGGS project contract. In addition, it was agreed that SOSA would perform the outstanding work as stipulated under the contract. SOSA has received a total of $43.8 million in cash and expects to receive a further $1.2 million in the third quarter of 2004. The impact of this settlement was accounted for as a receivable in 2003.

        On December 31, 2003, the SOSA pipelay ship Polaris dropped a pipeline which it was laying for the Bonga project in Nigeria. No accounting provision has been made for any resulting losses, which will depend on the insurance reimbursement through the customer's "Builder's all risk policy". SOSA management believes that it will successfully obtain reimbursement (estimated at up to $20 million) under the customer's policy. There will be an additional loss of potential income of up to $5 million as a result of non-achievement of milestone bonuses, none of which had yet been recorded as income. The Bonga project was 71% complete as at November 30, 2003, with an estimated revenue at completion of $249.5 million. This is a loss making contract, and therefore the full forecast loss at completion is accrued in SOSA's result for 2003.

        On January 26, 2004, the Company sold 7.7 million Common shares, with an aggregate gross value of $104 million to nonaffiliated investors. The Common shares, which were held in treasury, were priced at 92.75 Norwegian Kroner per share, or approximately $13.50 per share.

        On January 28, 2004, SOSA reached agreement with Burullus Gas Company of Egypt for the settlement of unagreed variation orders on the Burullus project. The impact of this settlement has been included in the results for 2003. Substantially all of the proceeds from the settlement have been received in cash, and were included in receivables as of November 30, 2003. The settlement includes notice of final acceptance for all work except for the obligation on SOSA to complete repairs to the 24 inch export pipeline for an additional agreed contracted sum.

        On February 12, 2004, SOSA and certain of its subsidiaries entered into a New Bonding Facility with certain financial institutions for the issuance of bank guarantees of up to $100 million. The issuance of bank guarantees under this New Bonding Facility is subject to a number of conditions, and is available to SOSA for a period of 18 months.

        On February 18, 2004, SOSA announced the award of the Greater Plutonio contract. The contract was awarded by British Petroleum (BP) to a consortium SOSA formed with Technip. The total value of the contract was $730 million, of which SOSA's share is approximately $550 million. The Greater Plutonio project involves the engineering, procurement, fabrication, and installation of umbilicals, risers and flowlines for the development offshore in Angola (AFMED region). Many of the construction activities will take place at depths of 1,200 to 1,500 meters. SOSA expects that activities on this project will continue through 2007.

        On February 20, 2004, SOSA and its Sonastolt joint venture sold to Oceaneering International Inc. their ROV Drill Support Business, consisting of a fleet of 44 ROVs and certain ancillary equipment, together with related contracts and employees, for approximately $48 million. The sale resulted in a gain of $5.5 million to SOSA, and was recorded in the first quarter of 2004. The sale realized approximately

$28 million in cash to SOSA after eliminating the joint venture partners' interests and transaction costs. Further cash was received from the joint venture in the form of dividends and loan repayments.

        As of November 30, 2003, and through January 31, 2004, the Company held a 63.5% economic interest and 69.2% voting interest in SOSA, resulting in full consolidation of SOSA's financial statements in the Company's consolidated balance sheet and statement of operations with recognition of the minority interest in SOSA in each statement. On February 13, 2004, a private placement of 45.5 million new SOSA Common shares was offered to European investors not affiliated with the Company at a subscription price of $2.20 per share, resulting in cash proceeds of approximately $100 million, prior to expenses, to SOSA. In addition, all 34 million SOSA Class B shares owned by the Company were converted to 17 million new SOSA Common shares. On February 19, 2004, the Company sold 2 million of its previously directly owned SOSA Common shares in a private placement transaction to an unaffiliated third party. The shares were sold at the then current market price of 24 Norwegian Kroner per share with proceeds of $6.7 million received on February 25, 2004. The above transactions reduced the Company's economic and voting interest in SOSA to 41.1% as of February 29, 2004 (the end of the fiscal first quarter), resulting in the deconsolidation of SOSA as of mid-February 2004. The equity method of accounting for the remaining SNSA investment in SOSA has been applied subsequent to deconsolidation.

        On March 30, 2004, the Company entered into a five-year $130 million revolving credit facility arranged by a consortium led by Deutsche Bank AG. The facility was initially used toward repayment of an existing revolving credit facility led by DnB NOR, which was originally due on November 26, 2003, and was extended by agreement with the banking group. The interest rate paid on the facility ranges from a rate of LIBOR+1.5% to LIBOR+1.9%, based on the Company's Consolidated Debt to Consolidated EBITDA ratio.

        On April 20, 2004, the Company completed a previously announced debt for equity swap, under which SNTG subscribed for an additional 22,727,272 Common shares of SOSA, in consideration for the cancellation of $50 million of subordinated loans to SOSA.

29.    Note Holders Settlement

        On February 20, 2004, the waiver agreement with respect to the Company's Senior Notes was terminated. Representatives of the Senior Note holders informed the Company that the Senior Note holders believed that upon termination of the waiver agreement and the deconsolidation of SOSA, SNTG Ltd. (Liberia) was in breach of each of its: (i) leverage covenant; (ii) limitations on dividends and stock purchases; (iii) limitations on consolidations and mergers and sales of assets; and (iv) guarantees under the Senior Note agreements. The representatives did not provide specific details in support of such allegations. The Company informed the representatives of the Senior Note holders that it disagreed with these assertions. On June 16, 2004, the Company resolved the dispute with its Senior Note holders regarding the asserted defaults under the Senior Notes and entered into an agreement to amend the Senior Notes (the "Amendment Agreement"). Pursuant to the Amendment Agreement, a permanent waiver was granted by the Senior Note holders in respect of the defaults they asserted.

        The Amendment Agreement also provided the Company with a $50 million restricted payment basket for investments in joint ventures and other new joint ventures (other than investments in SOSA). Of this basket, $25 million would be available on the modification of the Senior Notes as contemplated in the Amendment Agreement and the remaining $25 million would become available when the Company makes all scheduled amortization payments due on the Senior Notes in 2005.

        In return for the waiver granted by the Senior Note holders and the increase in the permitted investment basket, the Company agreed to pay an aggregate consent fee of approximately $1.3 million and additional annual fees equal to, at the time of determination, 1% of the outstanding principal amount of the Senior Notes. In addition, the Company has granted the Senior Note holders a security interest in its SOSA and SSF shares and certain inter company balances owed to the Company by SSF.

        Pursuant to the Amendment Agreement, the 1% fee will be reduced by 50% after the 2005 amortization payments are made if the Senior Note holders do not agree at that time to release all of the collateral under the Senior Notes, at the Senior Note holders' option. Upon the reduction of the principal amount of the Senior Notes to $200 million or less, the collateral shall be released to the extent that the value of the collateral exceeds 125% of the aggregate principal amount of the Senior Notes, it being understood that if at any time after such release the value of the collateral drops below 110% of the aggregate principal amount of the Senior Notes, the Company must either (i) provide additional collateral or (ii) offer to repay an amount of Senior Notes at par, in each case, in order that the value of the collateral will be at least 125% of the aggregate principal amount of the Senior Notes. All collateral shall be released and the 1% or 0.50% fee, as the case may be, terminated if the Company receives an investment grade rating on the Senior Notes.

REPORT OF THE BOARD OF DIRECTORS
OF
STOLT-NIELSEN S.A.
TO
ANNUAL GENERAL MEETING OF SHAREHOLDERS
ON
JULY 7, 2004
PREPARED IN ACCORDANCE
WITH
LUXEMBOURG COMPANY LAW ARTICLE 32-3

A.
Reference is made to Notice dated June 16, 2004 of Annual General Meeting of Shareholders of Stolt-Nielsen S.A. (the "Company"), such meeting to be held in Luxembourg on July 7, 2004. A copy of said Notice is attached hereto as Exhibit A.

  In particular, reference is made to Agenda item (7) which, in conformity with the provisions of the Luxembourg Company Law and Article Five of the Company's Articles of Incorporation, relates to suppression of Shareholders' preemptive rights in respect of the Company's authorized but unissued capital.

  The authorized share capital of the Company consists of 120,000,000 Common Shares, no par value, and 30,000,000 Founder's Shares, no par value (under the Luxembourg Company Law, Founder's Shares are not considered as representing capital of the Company). As at May 31, 2004, 62,848,575 Common Shares and 15,712,143 Founder's Shares were issued.

B.
Article Five, third paragraph, of the Articles of Incorporation of the Company deals inter alia with Shareholders' preemptive rights and permits the Board of Directors of the Company, to the extent it deems advisable, to suppress Shareholders' preemptive rights in respect of the issuance of Common Shares of the Company for cash, such action to be effective for a five (5) year period from the date of publication of the Minutes of the General Meeting at which such action is approved by the Shareholders.

  It is noted that the most recent suppression of Shareholders' preemptive rights in respect of the issuance of Common Shares was effected at the Extraordinary General Meeting of Shareholders held on March 6, 2001, in respect of which the Minutes were published October 29, 2001, and therefore the existing suppression of Shareholders' preemptive rights is valid through October 29, 2006.

C.
In conformity with said Article Five, third paragraph, and the relevant provisions of the Luxembourg Company Law, this Report is the Board's recommendation to the Shareholders in respect of such suppression of Shareholders' preemptive rights in respect of Common Shares of the Company.

D.
The Common Shares of the Company are listed on and traded through the Oslo Stock Exchange Verdipapirservise (VPS) System and simultaneously American Depositary Shares (ADSs) (each representing one (1) Common Share) are listed on and traded through The Nasdaq Stock Market, Inc.'s Automated Quotation System (National Market System) in the United States.

  In respect of the foregoing

  (i)
  the Company has been advised by Norwegian legal counsel that it is a customary practice in Norway in connection with refinancing of companies listed on the Oslo Stock Exchange VPS System for shareholders not to be granted preferential or preemptive rights, or if any such rights exist, for such preferential or preemptive rights to be waived (it being acknowledged that the relevant provisions of Norwegian law and Oslo Stock Exchange regulations require "equal treatment" of existing shareholders, including in the event of any issuance of Common Shares at a price not reflecting the "market price" thereof), and

  (ii)
  the Company has been advised by U.S. legal counsel that it is the customary practice in the United States for shareholders not to be granted preferential or preemptive rights, or if such rights exist, for such preferential or preemptive rights to be waived.

  As stated in Paragraph B above, preemptive rights with respect to authorized but unissued Common Shares have been suppressed for a period of five (5) years ending October 29, 2006.

E.
The listing of the Company's Common Shares in the United States is considered the "primary" listing and the listing of the shares on the Oslo Stock Exchange is considered the "secondary" listing of the shares.

F.
In light of the foregoing factors, the Board of Directors of the Company recommends, and seeks the authority of the Shareholders for the Board to implement, the suppression of Shareholders' preemptive rights in respect of the issuance of shares for cash with respect to all authorized but unissued Common Shares, in particular in the following circumstances:

(i)
to issue Common Shares for cash whether in a private transaction or in a public offering at such price as determined by the Board of Directors of the Company (including below market value if deemed by the Board of Directors to be in the best interest of the Company) in order to enlarge or diversify the shareholder base through the entry of new investors; and

(ii)
to issue or offer to issue Common Shares in connection with participation, financing, joint venture or other strategic proposals, strategies or projects and/or to secure financing if the Board of Directors of the Company determines same to be in the best interest of the Company (including below market value if deemed by the Board of Directors to be in the best interest of the Company), provided that no Common Shares shall be so issued pursuant to subsection (i) or (ii) above at a price of less than seventy-five percent (75%) of the market value determined by the average closing price for such Common Shares on the Oslo Stock Exchange (or the average closing price for American Depositary Shares (ADSs) on The Nasdaq Stock Market, Inc., if applicable) for the ten most recent trading days prior to such transaction.

  The authorizations set forth in this Paragraph F. shall be effective for a further five (5) year period from the date of publication of the Minutes of the Annual General Meeting.

  In connection with any issuance of Common Shares, where the issue price is less than the "stated value" of a Common Share (U.S. $1.00), the Board of Directors shall be authorized to proceed with any such transaction and to transfer from the "paid-in" surplus ("free reserves") account of the Company to the "stated capital" account of the Company any such deficiency between the stated value and the issue price of any such shares.

G.
Accordingly, in view of the foregoing factors, the Board of Directors of the Company hereby determines that it is in the best interest of the Company and its Shareholders that the Board be authorized to deny preferential or preemptive rights in respect of the issuance of Common Shares of the Company for cash for a further five (5) year period, running from the date of publication of the Minutes of this Annual General Meeting.

This Report is submitted to the Shareholders of the Company this 16th day of June, 2004.

/s/ ERLING C. HJORT
Erling C. Hjort, Director
/s/ CHRISTER OLSSON
Christer Olsson, Director

Exhibit A

Stolt-Nielsen S.A.

Société Anonyme Holding R.C.S. Luxembourg B. 12179 Registered Office: 23, avenue Monterey L-2086 Luxembourg	Mailing address: c/o Stolt-Nielsen Ltd. Aldwych House 71-91 Aldwych London WC2B 4HN United Kingdom

NOTICE OF ANNUAL GENERAL MEETING
OF SHAREHOLDERS ON JULY 7, 2004

        The Annual General Meeting of Shareholders of Stolt-Nielsen S.A. (the "Company") will be held at the offices of Services Généraux de Gestion S.A., 23, avenue Monterey, L-2086 Luxembourg, on Wednesday, July 7, 2004 at 2:00 p.m., for the following purposes:

          (1)   To approve the holding of the Annual General meeting on July 7, 2004, in variation from the date (third Thursday in April) set forth in Article Twenty-Four of the Articles of Incorporation;

          (2)   To appoint Maitland Luxembourg S.A., Luxembourg, as Statutory Auditors ("Commissaire aux comptes") of the Company for the fiscal year ended November 30, 2003;

          (3)   To consider (i) the Report of Deloitte S.A., Luxembourg, Independent Auditors ("Réviseur d'entreprises"), on the consolidated financial statements of the Company, (ii) the Report of Maitland Luxembourg S.A., Luxembourg, Statutory Auditors ("Commissaire aux comptes"), on the unconsolidated financial statements of the Company, and (iii) the Report by the Board of Directors of the Company in respect of the financial statements of the Company for the fiscal year ended November 30, 2003;

          (4)   To approve the unconsolidated balance sheets and statements of profit and loss of the Company for the fiscal year ended November 30, 2003;

          (5)   To approve the consolidated balance sheets and statements of operations of the Company for the fiscal year ended November 30, 2003;

          (6)   To discharge the Board of Directors and Statutory Auditors of the Company in respect of the proper performance of their duties for the fiscal year ended November 30, 2003;

          (7)   In conformity with the provisions of the Luxembourg Company Law and Article Five of the Company's Articles of Incorporation, to

            (i)    extend the validity of the Company's authorized capital, and

            (ii)   approve the Report of the Board of Directors of the Company (which Report is included as part of this Notice) recommending, and authorizing the Board to implement, the suppression of Shareholders' preemptive rights in respect of the issuance of Common Shares for cash with respect to all authorized but unissued Common Shares, in particular

        (a)
        to issue Common Shares for cash whether in a private transaction or in a public offering at such price as determined by the Board of Directors of the Company (including below market value if deemed by the Board of Directors to be in the best interest of the Company) in order to enlarge or diversity the shareholder base through the entry of new investors, and

        (b)
        to issue, or offer to issue, Common Shares in connection with participation, financing, joint venture or other strategic proposals, strategies or projects and/or to secure financing if the Board of Directors of the Company determines same to be in the best interest of the Company (including below market value if deemed by the Board of Directors to be in the best interest of the Company),

    provided that no Common Shares shall be so issued pursuant to subsections (a) or (b) hereof at a price of less than seventy-five percent (75%) of the market value determined by the average closing price for such Common Shares on the Oslo Stock Exchange (or the average closing price for American Depositary Shares (ADSs) on The Nasdaq Stock Market, Inc., if applicable) for the ten most recent trading days prior to such transaction, and further provided that Common Shares shall be issued otherwise on the terms and conditions set forth in such Report, including where the issue price is less than the "stated value" of a Common Share (U.S. $1.00), the Board of Directors shall be authorized to proceed with any such transaction and to transfer from the "paid-in" surplus ("free reserves") account of the Company to the "stated capital" account of the Company any such deficiency between the stated value and the issue price of any such shares, each of the foregoing actions to be effective for a further five year period from the date of publication of the minutes of the Annual General Meeting;

          (8)   To authorize the Company, or any wholly owned subsidiary, to purchase Common Shares of the Company, from time to time in the open market and in privately negotiated transactions, at a price reflecting such open market price and on such other terms as shall be determined by the Board of Directors of the Company, provided (a) the maximum price to be paid for such Common Shares shall not exceed the average closing price for such Common Shares on the Oslo Stock Exchange (or the average closing price for American Depositary Shares (ADSs) on The Nasdaq Stock Market Inc., if applicable) for the five most recent trading days prior to such purchase and (b) the minimum price to be paid for such Common Shares shall not be less than the "stated value" (i.e. U.S. $1.00 per share) thereof and further provided such purchases are in conformity with Article 49-2 of the Luxembourg Company Law, such authorization being granted for purchases completed on or before August 31, 2005;

          (9)   To elect nine directors of the Company to hold office until the next Annual General Meeting of Shareholders and until their respective successors have been duly elected and qualified (list of nominees attached); and

          (10) To elect the Statutory Auditors ("Commissaire aux comptes") to report on the unconsolidated financial statements and the Independent Auditors ("Réviseurs d'entreprises") to audit the consolidated financial statements, of the Company, for a term to expire at the next Annual General Meeting of Shareholders.

        The Annual General Meeting shall be conducted in conformity with the quorum and voting requirements of the Luxembourg Company Law and the Company's Articles of Incorporation

        The Board of Directors of the Company has determined that Shareholders of record at the close of business on May 25, 2004 will be entitled to vote at the aforesaid meeting and at any adjournments thereof.

                      /s/  JACOB STOLT-NIELSEN
                       JACOB STOLT-NIELSEN
                       Chairman of the Board

Dated: June 16, 2004

To assure your representation at the Annual General Meeting, you are hereby requested to fill in, sign, date and return the Proxy Card delivered herewith in the return envelope provided for such purpose. The giving of such Proxy will not affect your right to revoke such Proxy or vote in person should you later decide to attend the meeting.

Time Sensitive Materials

Depositary's Notice of
Shareholders' Meeting of
Stolt-Nielsen S.A.

ADSs:	American Depositary Shares, evidenced by American Depositary Receipts ("ADRs").

ADS CUSIP No.:	861565109.

ADS Record Date:	May 25, 2004.

Meeting Specifics:	Annual General Meeting—July 7, 2004 at 2:00 P.M. (local time) at the offices of Services Généraux de Gestion S.A., 23, avenue Monterey, L-2086 Luxembourg.

Meeting Agenda:	Please refer to the Company's Notice of Meeting enclosed herewith.

ADS Voting Instructions Deadline:	On or before 10:00 A.M. (New York City time) on July 1, 2004.

Deposited Securities:	Common Shares, no par value, of Stolt-Nielsen S.A., a company incorporated with limited liability under the laws of Luxembourg (the "Company").

ADS Ratio:	1 Common Share to 1 ADS.

Depositary:	Citibank, N.A.

Custodian of Deposited Securities:	DnB NOR Bank ASA, Oslo, Norway.

Deposit Agreement:	Amended and Restated Deposit Agreement, dated as of September 9, 2002, among the Company, the Depositary and all Holders and Beneficial Owners from time to time of ADRs, evidencing ADSs, issued thereunder.

To be counted, your Voting Instructions need to be received by the Depositary prior to 10:00 A.M. (New York City time) on July 1, 2004.

        The Company has announced that an Annual General Meeting of Shareholders (the "Meeting") will be held at the date, time and location identified above. A copy of the Notice of Meeting from the Company which includes the agenda for such Meeting is enclosed.*

        Holders of ADSs wishing to give voting instructions to the Depositary must sign, complete and return the enclosed Voting Instructions prior to the ADS Voting Instructions Deadline in the enclosed pre-addressed envelope.

        Upon timely receipt of signed and completed Voting Instructions from a Holder of ADSs, the Depositary shall endeavor insofar as practicable and permitted under applicable law and the provisions of the Deposited Securities to cause the Custodian to vote (or to cause to be voted by means of the appointment of a proxy or otherwise) the Deposited Securities in respect of which Voting Instructions have been received in accordance with the instructions contained therein.

        The information contained herein with respect to the Meeting has been provided by the Company. Citibank, N.A. is forwarding this information to you solely as depositary and in accordance with the terms of the Deposit Agreement and disclaims any responsibility with respect to the accuracy or completeness of such information. Citibank, N.A. does not, and should not be deemed to, express any opinion with respect to the proposals to be considered at the Meeting. The rights and obligations of Holders and Beneficial Owners of ADSs, the Company and the Depositary are set forth in their entirety in the Deposit Agreement and are summarized in the ADRs. If you wish to receive a copy of the Deposit Agreement, please contact the Depositary at the number set forth below.

        If you have any questions about the way in which Voting Instructions may be delivered to the Depositary, please contact Citibank, N.A.—Shareholder Services at 1-877-CITI-ADR (1-877-248-4237).

Citibank, N.A., as Depositary

*
Pursuant to Section 4.9 of the Deposit Agreement, Holders of record of ADSs as of the close of business on the ADS Record Date will be entitled, subject to any applicable provisions of the laws of Luxembourg and the Articles of Incorporation of the Company, and the provisions of or governing the Deposited Property, to instruct the Depositary as to the exercise of the voting rights, if any, pertaining to the Deposited Securities represented by such Holders' ADSs.

☒	Please mark your vote as in this example	0000

If these Voting Instructions are signed and timely returned to the Depositary but no specific direction as to voting is marked below as to an issue, the undersigned shall be deemed to have directed the Depositary to give voting instructions "FOR" the unmarked issue.

	FOR	AGAINST	ABSTAIN		FOR	AGAINST	ABSTAIN		FOR	AGAINST	ABSTAIN
1				6				7(e)		N/A

2				7(a)		N/A		7(f)		N/A

3				7(b)		N/A		7(g)		N/A

4				7(c)		N/A		8

5				7(d)		N/A
SIGNATURE(S)	Date

Please sign your name to the Voting Instructions exactly as printed above. When signing in a fiduciary or representative capacity, give full title as such. Where more than one owner, each MUST sign. Voting instructions executed by a corporation should be in full corporate name by a duly authorized officer with full title as such.

DETACH HERE

1.
Approval of the Annual Meeting Date.
2.
Appointment of Statutory Auditors.
3.
Approval of Financial Statements.
4.
Discharge of Directors and Statutory Auditors.
5.
Extend Validity of Authorized Capital/Suppression of Shareholders Preemptive Rights.
6.
Approval of Authorization of Share Repurchases.
7.
Election of Directors.
(a)
Jacob Stolt-Nielsen
(b)
Niels G. Stolt-Nielsen
(c)
Roelof Hendriks
(d)
Erling C. Hjort
(e)
James B. Hurlock
(f)
Christer Olsson
(g)
Jacob B. Stolt-Nielsen
(h)
Christen Sveaas
(i)
Christopher J. Wright
(8)
Election of Independent Auditors and Statutory Auditors.

The Voting Instructions must be signed, completed and received at the indicated address prior to
10:00 A.M. (New York City time) on July 1, 2004 for action to be taken.

2004 VOTING INSTRUCTIONS	AMERICAN DEPOSITARY SHARES

Stolt-Nielsen S.A. (the "Company")
CUSIP No.:	861565109.
ADS Record Date:	May 25, 2004.
Meeting Specifics:	Annual General Meeting—July 7, 2004 at 2:00 P.M. (local time) at the offices of Services Généraux de Gestion S.A., 23, avenue Monterey, L-2086 Luxembourg.
Meeting Agenda:	Please refer to the Company's Notice of Meeting enclosed herewith.
Depositary:	Citibank, N.A.
Deposit Agreement:	Amended and Restated Deposit Agreement, dated as of September 9, 2002.
Deposited Securities:	Common shares no par value of the Company.
Custodian:	DnB NOR Bank ASA, Oslo, Norway.

The undersigned holder, as of the ADS Record Date, of the American Depositary Receipt(s) issued under the Deposit Agreement and evidencing the American Depositary Shares identified on the reverse side hereof (such American Depositary Shares, the "ADSs"), acknowledges receipt of a copy of the Depositary's Notice of Shareholders' Meeting and hereby irrevocably authorizes and directs the Depositary to cause to be voted at the Meeting (and any adjournment or postponement thereof) the Deposited Securities represented by the ADSs in the manner indicated on the reverse side hereof.

Please indicate on the reverse side hereof how the Deposited Securities are to be voted.

The Voting Instructions must be marked, signed and returned on time in order to be counted.

By signing on the reverse side hereof, the undersigned represents to the Depositary and the Company that the undersigned is duly authorized to give the Voting Instructions contained therein.

DETACH HERE

QuickLinks

SIGNATURE
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS ON JULY 7, 2004
BIOGRAPHIES OF NOMINEES FOR DIRECTOR
TABLE OF CONTENTS
STOLT-NIELSEN S.A. SOCIETE ANONYME HOLDING DIRECTORS' REPORT FOR 2003 AND ANNUAL ACCOUNTS FOR THE YEARS ENDED NOVEMBER 30, 2003 AND 2002 TOGETHER WITH REPORT OF THE COMMISSAIRE
REPORT OF THE COMMISSAIRE TO THE SHAREHOLDERS OF STOLT-NIELSEN S.A. 30 November 2003
STOLT-NIELSEN S.A. Société Anonyme Holding 23, avenue Monterey L-2086 Luxembourg Report of the Board of Directors to the Annual General Meeting of Stolt-Nielsen S.A. to be held at Services Généraux de Gestion S.A., 23, avenue Monterey, L-2086 Luxembourg on July 7, 2004
STOLT-NIELSEN S.A. SOCIETE ANONYME HOLDING BALANCE SHEETS AS OF NOVEMBER 30, 2003 AND 2002 (Currency—U.S. Dollars)
STOLT-NIELSEN S.A. SOCIETE ANONYME HOLDING STATEMENTS OF PROFIT AND LOSS FOR THE YEARS ENDED NOVEMBER 30, 2003 and 2002 (Currency—U.S. Dollars)
STOLT-NIELSEN S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
REPORT OF THE BOARD OF DIRECTORS OF STOLT-NIELSEN S.A. TO ANNUAL GENERAL MEETING OF SHAREHOLDERS ON JULY 7, 2004 PREPARED IN ACCORDANCE WITH LUXEMBOURG COMPANY LAW ARTICLE 32-3
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS ON JULY 7, 2004